Follow-Up Materials

06012616

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alliance Leicester PLC

*CURRENT ADDRESS

PROCESSED
APR 19 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4964 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/06

www.alliance-leicester.co.uk

Annual Report & Accounts 2005

Alliance

Alliance & Leicester is one of the UK's major financial services groups, with around 5.5m customers. We offer a broad range of financial services to personal and commercial customers. Our aim is to be the UK's leading direct bank.

Our business strategy is focused on delivering increased shareholder value built around the delivery of our four brand values:

- We attract new customers by offering better value products and services;
- We convert potential customers into actual customers by being simple and straightforward to deal with;
- We offer a friendly and approachable service; and
- We reward existing customers by offering them even better value on additional products.

Financial Highlights 2005

£548m
Core operating profit
(proforma 2004 – £540m)

87.1p
Underlying basic earnings per share
(proforma 2004 – 84.3p)

21.5%
Underlying post-tax return on equity tier 1 capital (proforma 2004 – 22.5%)

51.5p
Per share total dividend
(2004 – 48.3p)

£547m
Profit before tax
(2004 – £587m)

86.9p
Basic earnings per share
(2004 – 92.6p)

Group Overview

Our Businesses

Retail Banking

Our Retail Banking business provides a broad range of financial products for personal customers.



£438m
Core operating profit

☐ Retail Banking

Wholesale Banking

Our Wholesale Banking business provides financial services to our business customers.



£132m
Core operating profit

☐ Wholesale Banking

Key Products

Retail Banking		Wholesale Banking	
Mortgages	Personal Loans	Money Transmission	Lending
Current Accounts	Retail Savings	Business Banking	Treasury

Business Performance Highlights

Retail Banking

Record net mortgage lending of £4.9bn.

254,000 new current accounts opened.

30% of all Core 4 product sales via the internet.

£4.9bn Net mortgage lending (2004 – £2.5bn)	**£2.5bn** New personal loan advances (2004 – £2.3bn)
1.52m Active current accounts (2004 – 1.44m)	**£20.6bn** Customer deposit balances (2004 – £19.9bn)

Wholesale Banking

Commercial lending balances up £0.9bn to £5.5bn.

24,300 new business banking accounts opened, up 48%.

Four new business centres opened.

£65.6bn Cash sales (2004 – £53.4bn)	**£5.5bn** Commercial lending balances (2004 – £4.6bn)
24,300 Business banking accounts opened (2004 – 16,400)	**£43m** Treasury pre-tax profit (proforma 2004 – £53m)

Key Business Developments for 2006

Retail Banking

Introduce a new secured loan product.

Launch a range of specialist mortgage products.

Deliver an improved internet security process.

Refurbish up to 50 branches in our new design.

Wholesale Banking

Launch an improved internet banking service.

Test three alternative formats for deposits.

Open at least a further four business centres.

Launch a new pre-paid debit card product.

Business Overview

Chairman's Statement



"Alliance & Leicester has a very focused and clear strategy of building the UK's leading direct bank."

Sir Derek Higgs,
Chairman


43.9
48.3
51.5
2003
2004
2005

Dividend Per Share (pence)

In my first statement to shareholders as Chairman, it is rewarding to present such a good set of results. The year 2005 was an encouraging one for Alliance & Leicester and a tribute to the hard and effective work of our Group Chief Executive, Richard Pym, his management team and all our staff.

Alliance & Leicester has a very focused and clear strategy of building the UK's leading direct bank, a strategy backed by a national retail branch network, and a Wholesale Banking operation providing a comprehensive service to business customers. In 2005 both Retail and Wholesale Banking made real progress and delivered strong franchise growth.

In Retail Banking, our market share of new business volumes in our Core 4 products of mortgages, savings, current accounts and personal loans was greater than our share of the stock of these products. Our Wholesale Banking operations also saw strong business volume growth in its core products of cash sales, commercial lending and business accounts.

I believe there is a real opportunity for Alliance & Leicester as a reliable provider and sympathetic partner for our customers in a marketplace too often defined by mistrust, cynicism and big battalions. Surveys show we are appreciated by our customers, who are more willing to recommend us to friends and relations than other banks. This is the true test of whether we are succeeding, and we are.

Our strategic course was set by the Board under the leadership of my predecessor, John Windeler. John had been a director since 1995 and Chairman from 1999 until his retirement at the end of October. The Group owes John much and we wish him well for the future.

During the year there were a number of other changes to the Board. David Brougham, a non-executive director since May 2000 retired in May and we thank him for his wisdom and counsel over five years. We welcomed two new non-executive directors. Malcolm Aish joined the management with N M Rothschild & Sons has brought valuable additional perspective to the Board. At the end of the year, Rod Duke joined the Board after a distinguished banking career of over 33 years with the HSBC Group.

I believe the Board comprises a balanced group of experienced directors, well equipped to bring relevant insight and understanding to the issues that matter to the Group and your investment as shareholders. Much more information about how we as a Board give leadership to the Group starts on page 31 under Corporate Governance. My own approach, shared by my colleagues, very much emphasises the importance of people as well as appropriate process in governance matters.

I would also ask you to read the statement on Corporate Social Responsibility beginning on page 14. It is inescapable common sense that, as well as our responsibilities to shareholders for their investment, as a major employer with millions of customers our actions can and will have an impact on the communities in which we all live. This is not about bolt-on gestures; it is part and parcel of running a successful modern business. The Board is committed to continuing to develop a management culture which recognises and delivers responsible business practices in the community, the workplace, the marketplace and in our environmental impacts.

I have been Chairman only since the end of October 2005, but as I have toured our operations and met many people at all levels in the Group I have been impressed by the friendliness, enthusiasm and capability which they are bringing to their roles, and by the welcome they have given me.

In a business where trust and reputation with customers is built on both our people and our products, it bodes well for the future success of Alliance & Leicester.

Sir Derek Higgs,
Chairman



"This is an exciting time for Alliance & Leicester and I believe the bank has never been in better shape."

Richard Pym,
Group Chief Executive

Alliance & Leicester delivered a good set of financial results in 2005, achieving strong growth in business volumes and improved cost efficiency.

Our core operating profit was £548m, £8m higher than 2004, and underlying basic earnings per share were 87.1p, up from 84.3p in 2004. The Board is proposing a final dividend of 34.7p per share, making a total dividend of 51.5p, an increase of 7%.

We achieved each of our strategic objectives in 2005, delivering strong franchise growth, improving our operating efficiency, maintaining above average asset quality and delivering an underlying return on equity tier 1 capital of 21.5% – within our target range.

We also continued to plan and to implement initiatives to achieve our longer term goal of improving the Group cost:income ratio to below 50% by 2010. The ratio improved from 57% in 2004 to 55% in 2005.

We have achieved these results against a backdrop of both slower growth in our markets, as we expected, and a modest decline in the quality of personal sector credit.

Retail Banking

Retail Banking core operating profit was £438m (proforma 2004: £436m). Revenues from our Core 4 products grew by over 5%, and in each of these products our share of new business in 2005 was above our market share of stock.

In recent years we have made a number of improvements within our mortgage business to our product range, and sales and operational processes. These, together with the more proactive approach to customer retention we have introduced, helped make 2005 a very successful year. We are building real momentum, with gross advances of £11.1bn (2004: £8.7bn) and lower mortgage redemptions than in 2004, together resulting in record net lending of £4.9bn, a market share of 5.4%.

We opened 254,000 new accounts in 2005, the majority of which are salary funded, and our active account base grew to 1.52m accounts. We are particularly pleased with our performance in attracting customers who switch their current account provider via the internet or telephone. Market research shows this is the fastest growing segment of the market and we are the market leader with a market share of around 20%.

Our unsecured personal loan gross advances were £2.5bn, slightly higher than in 2004. In June 2005 we launched a second brand 'Moneyback Bank', which has been successful in generating new online business and assisted in increasing the proportion of unsecured lending generated via the internet to 40%.

Our savings balances continue to see growth, with most of our activity in 2005 focused on the direct segment of the market. Personal customer deposit balances increased by £700m during the year to £20.6bn.

The 'Alliance & Leicester' brand is increasingly recognised as providing customers with good value. For the second successive year our products received more 'best buy' mentions in national newspapers than those of any of our competitors, with over 2,000 mentions.

During 2005 we have seen significant improvements in our customer service standards, and an increase in our customers using self service technology to carry out basic transactions. Our own regular customer opinion surveys show excellent levels of overall satisfaction, with on average over 94% of customers of our Core 4 products rating themselves 'satisfied' or better with our service.

The same survey also shows a satisfaction rating of more than 85% for our interactive voice response systems, which we continue to refine and improve. The planned restructuring and modernisation of our current account back office processes will further improve customer service and efficiency. Call centre operators will


525
540
548
2003
2004
2005
Core Operating Profit (£m)


79.0
84.3
87.1
2003
2004
2005

External evidence also supports the value and service we offer customers. Research for Morgan Stanley's equity research team found that our customers are more likely to recommend us to their friends or their family than customers of any of the other main retail banks.

In line with our strategy of being the UK's leading direct bank, we have continued to increase the proportion of our business sold and serviced directly. More than 30% of our Core 4 sales were generated via the internet in 2005, up from 20% in 2004. We now have over one million registered internet banking customers, with around half of these using the service on a regular basis to undertake their basic transactions.


22.1
22.5
21.5
2003
2004
2005

Underlying Post-Tax Return on Equity (%)

We are increasingly pricing our product portfolio to reflect the cost of different distribution channels. For example, our internet only 'Moneyback Bank' loans are offered at a lower headline rate than is available over the telephone, and our 'Premier Direct' account – which can only be serviced directly – offers a higher rate of credit interest than our other current account products. Customers who are prepared to self-serve get a great price; customers who want a more personal service get great value, but not necessarily our best price.

Our branch network continues to be an important part of our distribution capability. During the second half of 2005 we launched a new design concept for our branches and have now rolled out this new design in seven of our existing locations. These feature a strong visual image to attract customers, more self service technology and an improved range of consultation areas. Initial feedback from staff and customers has been positive, with customers appreciating the more informal environment.

We are a responsible lender and our assets continue to perform better than industry averages. The proportion of our mortgage accounts in arrears was 0.64% at 31 December 2005, lower than at the end of 2004 and significantly below the Council of Mortgage Lending average, which increased during the year to 0.93%. Our unsecured lending arrears increased during 2005, reflecting the modest deterioration in UK personal sector credit quality. The proportion of our unsecured loan balances in arrears at the end of 2005 was 5.1% (2004: 4.2%), similar to the proportion in arrears at the end of 2002 and over 30% below the average for Finance and Leasing Association members.


57.4
57.3
55.2
2003
2004
2005

Wholesale Banking

Wholesale Banking delivered a strong performance in 2005, with core operating profit growing to £132m (proforma 2004: £126m). Commercial Banking core operating profit increased by 23% to £89m and our Treasury operation delivered core operating profit of £43m (proforma 2004: £53m).

Commercial Banking delivered strong growth in business 20% to £66bn, commercial lending balances increased by £0.9bn to £5.5bn and new business banking accounts were up 48%, with 24,300 new accounts opened.

During 2005 we opened a further four business banking centres. These have helped develop stronger customer relationships, increasing both new account openings and lending balances in 2005.

The growth in our commercial lending business has been achieved whilst maintaining very strong asset quality.

During 2005 we put plans in place to transform our cash and money transmission business, where profitability has been declining in recent years due to changes in the market. These include replacing out-dated, paper-based processes with modern processes which will improve customer service and efficiency. We will continue to implement these plans, ensuring that our money transmission business meets future customer and shareholder needs. However, we anticipate that future profit growth in Commercial Banking will be driven by growth in commercial lending and business banking.

Our People

Alliance & Leicester employs great people who are ambitious for success. Our people are adapting to many changes as we continue to implement our strategy, and the progress of the Group in 2005 is a tribute to everybody who works at Alliance & Leicester. I thank all of them for their efforts in the year and for their continuing commitment.

The Board

We were delighted that Sir Derek Higgs joined us as Chairman at the end of October, and he has quickly and successfully established himself. Together, we are leading Alliance & Leicester through an exciting period of change.

I would like to pay tribute to John Windeler, who stepped down as Chairman and left the Group in October, having announced his decision at the Annual General Meeting in May. John made an enormous contribution to Alliance & Leicester during his ten years with the Group and we wish him well for the future.

Outlook

The outlook for the UK economy is favourable, with GDP growth forecast to return to trend during 2006. The UK housing market remains robust with gross lending forecast to be broadly similar to 2005 levels and house prices remaining in positive territory. Whilst the secured lending sector is experiencing a 'soft landing', the personal unsecured lending sector is showing increasing levels of personal insolvencies and arrears.

This outlook supports our plans to implement a number of new product developments targeted at the UK homeowner and corporate sectors, creating new revenue in our existing markets. In the personal unsecured sector we will maintain our high credit standards to ensure that our asset quality remains strong.

New Developments

In Retail Banking, January 2006 saw the launch of our new secured personal loan product, and we will also be entering new sectors of the mortgage market later in the year. By working with partners – both on the secured loan product and in the new mortgage sectors – we aim to offer customers good value Alliance & Leicester products, whilst maintaining our responsible approach to lending and minimising any increased risk on our own balance sheet.

In March 2006 we will launch a new design for our internet banking service which includes a new security process, putting us ahead of many of our competitors. We will be the first UK bank to introduce a new form of 'second factor authentication' for all internet banking customers, providing a simple and robust way for them to be even more confident that their data is safe.

Our branch network remains an important part of our distribution capability, and during 2006 we will be continuing our programme of upgrading our branches by rolling out the new branch concept, which we launched last year, in up to a further 50 branches. This new design increases sales capacity within the branch, by positioning a greater proportion of staff on the customer side of the counter. It also improves efficiency, as the design includes automated cash and cheque deposit machines, helping customers to self-serve for basic transactions with confidence.

Within Commercial Banking we have launched an upgraded internet banking service, offering the best online functionality available to business customers in the UK. We continue to invest in our distribution network. We plan to open more business banking centres in 2006, and we are trialling alternative ways for our cash customers to replace or supplement their use of the expensive Post Office network. These trials involve the use of automated deposit machines situated in 'cash and carry' stores, a new low cost security carrier collection service, and the acceptance of business deposits into a number of our retail branches.

We are developing a new pre-paid debit card product for commercial and public sector customers. As well as providing an ideal electronic replacement for our paper-based cash cheque offering, it also provides us with the opportunity to grow a new business stream in a market which has seen strong growth in the US in recent years and which we expect will develop in the UK.

We are also reorganising our current account back office operations in both Retail and Commercial Banking, as part of our plan to reduce paper based processing. The reorganisation involves a voluntary redundancy programme in 2006.

The Future

We anticipate that the new developments and efficiency improvements we have planned across the Group will lead to revenue growth and future cost savings, assisting in delivering our long term aim of reducing the Group cost:income ratio to below 50% by 2010.

Whilst our plans for growth include entering a number of new lending segments, we will remain a responsible lender, and aim for our asset quality to continue to be better than industry averages. We submitted our Basel II application to the Financial Services Authority in December, and we continue to believe that our good quality assets will result in a lower risk asset weighting once the new Accord is implemented.

We are proactively managing our capital base. We plan to issue up to £300m of non-equity tier 1 capital during the first half of 2006 in the form of preference shares – subject to shareholder approval at our AGM in May – and are planning a share buyback programme.

This is an exciting time for Alliance & Leicester and I believe the bank has never been in better shape. We have a sustainable business model to deliver future revenue growth and efficiency improvements. We have an unprecedented number of new developments planned and the pace of change is increasing as we become the UK's leading direct bank.

Richard Pym,
Group Chief Executive

Strategic Overview

2005 Performance

Delivered strong franchise growth, including:
- Record net mortgage lending of £4.9bn, a market share of 5.4%;
- Opened 254,000 new current accounts, increasing our active account base to 1.52m;
- Increased our commercial lending balances by £0.9bn to £5.5bn;
- Opened 24,300 new business banking accounts, a 48% increase compared to 2004.

Improved our cost efficiency:
- Our total costs in 2005 were lower than in 2004.

Maintained our strong asset quality:
- Our asset quality remains above industry averages.

Return on equity within target:
- Underlying post-tax return on equity tier 1 capital was 21.5%, within our targeted range.

2006 New Developments

We will be implementing a number of new developments during 2006, including:

Retail Banking

In Retail Banking:
- Introducing a secured personal loan product – the 'Homeowner Loan' – in conjunction with a partner;
- Launching a range of specialist mortgage products in conjunction with an investment banking partner;
- Delivering an improved security process, using a form of 'second factor authentication', providing a simple and robust way for all our internet banking customers to be confident that they are dealing with Alliance & Leicester when online;
- Refurbishing up to a further 50 branches using our new design concept, incorporating technology aimed to help customers to 'self serve' for basic transactions.

Wholesale Banking

In Wholesale Banking:
- An improved internet banking service for our Commercial Banking customers, offering the best online functionality in the market place;
- Launching a new pre-paid debit card product for use in the business-to-business market;
- Opening at least a further four business banking centres across the UK, building on the success of the five opened to date;
- Testing three ways for our commercial customers to deposit cash and cheques, as alternatives to the Post Office.

In January 2006 we announced the reorganisation of our back office operations as part of our plan to reduce paper based processing. The Group will seek about 350 voluntary redundancies over the course of 2006. Redundancy costs of between £20m and £25m are expected to be incurred in 2006.

We will continue to manage our capital base proactively. We intend, subject to shareholder approval at our 2006 AGM, to issue up to £300m of non-equity tier 1 capital in 2006, in the form of preference shares. Our capital plan also includes a share buyback programme.

Business and Financial Review

Retail Banking


2003
2.0
2004
2.5
2005
4.9

Net Mortgage Lending (£bn)



2003
1.9
2004
2.3
2005
2.5

Personal Loan Gross

Retail Banking delivered strong franchise growth in our Core 4 products in 2005, with core operating profit of £438m (proforma 2004: £436m). The strong revenue growth from our Core 4 products of mortgages, personal loans, current accounts and savings, was partly offset by lower revenues from our Partner 4 products of credit cards, long term investments, life assurance and general insurance. Operating costs were £14m lower than in 2004, reflecting growth in business via the direct channels and the impacts of the 2004 branch rationalisation. Asset quality remains very strong and better than industry averages.

Core 4

Mortgages

The UK mortgage market remained strong, with gross lending of £288bn, similar to 2004. Net mortgage lending reduced from £101bn to £91bn. We continue to expect the market to remain strong in 2006, with broadly similar levels of gross lending to 2005.

Our mortgage business had an excellent year. Net lending was £4.9bn, a market share of 5.4%, significantly higher than our share of mortgage balances, which ended the year at 3.4%. Gross mortgage lending was £11.1bn, 28% higher than in 2004 and a 3.8% share of the market.

Over the past few years we have transformed our mortgage business, making fundamental improvements to our sales processes, technology platform, and application processing. Despite increased business volumes in 2005, our mortgage processing operations were able to continue to operate smoothly and efficiently, with our internet system for intermediary applications playing a key role.

The more proactive approach to mortgage retention we introduced in the first half of the year is proving to be successful, with redemptions in 2005 of £6.1bn, lower than in 2004 and representing a market share of 3.1%, which is lower than our share of balances. A significant number of our existing mortgage customers transferred to new mortgage products in 2005. These transfers, together with the strong growth in the book, resulted in the proportion of mortgage balances paying standard variable rate reducing to 14% at the end of 2005 (2004: 21%).

During the second half of 2005 we revised our mortgage application processes. Our branches can now give customers an indication of the amount we will lend them within minutes, saving customers from having to go through a lengthy initial interview process. In addition, our credit assessment processes now place greater emphasis on affordability and the customer's individual circumstances rather than less reliable income multiples. This change has been particularly beneficial for first time buyers and has helped increase the proportion of our lending to this segment to 28% in 2005 (2004: 15%), increasing our share of the first time buyer market to an estimated 8%.

We are planning to distribute a broader range of mortgage this year, through a partnership with an investment bank, Alliance & Leicester will offer customers good value products in all major segments of the mortgage market, including buy to let, self certified, near prime and sub prime. These additional segments are estimated to represent around 25% of total UK gross mortgage lending. Alliance & Leicester will be remunerated via a fee for each mortgage sold.

Personal loans

Our unsecured personal loan gross advances were £2.5bn in 2005, 5% higher than in 2004 and an estimated market share of 6.7%. Balances increased by £400m to £3.5bn, representing an estimated 5.2% market share.

In response to the deterioration in the quality of UK personal sector credit, we tightened our credit criteria on a number of occasions during 2005. This resulted in gross lending of around £1bn in the second half of 2005, slightly lower than the same period in 2004. Unsecured lending balances reduced by around £100m in the second half of 2005.

Our 'Moneyback Bank' proposition, which we launched in June 2005, made a good contribution to our personal lending in 2005 and provided us with increased flexibility in our pricing strategy. In total, 40% of our new personal lending was generated by the internet, with a further 50% via the telephone. We continue to see no difference in the performance of lending made through the different distribution channels.

Sales of payment protection insurance were slightly higher than in 2004. Our payment protection insurance policies are amongst the most comprehensive, and our premiums are amongst the lowest, of all mainstream UK lenders. As a responsible lender we ensure that all our sales processes meet all regulatory and best practice guidelines, and ensure that, as far as we are able, our payment protection insurance products meet customer needs.

In January 2006 we launched a new secured loan product, the 'Homeowner Loan', with a partner, Cattles plc, bridging the gap in our portfolio between unsecured personal loans and mortgages. The secured loan segment of the market is well established, with annual gross advances of over £30bn. Alliance & Leicester are undertaking the marketing activity for the product, with loans which meet our criteria being written on our own balance sheet. Our partner is managing the application process.

Current accounts

We opened 254,000 new current accounts during 2005, 11% more than in 2004, and increased our active account base to 1.52m accounts. The majority of these accounts are salary funded 'Premier Direct' or 'Premier' accounts. We estimate that our share of new account openings was 4.1%, higher than our 2.9% share of accounts.

Customers who switch their current account provider represent a key target market for us. In particular, or internet currently form the fastest growing segment of the current account market. Market research shows Alliance & Leicester as the market leader in this particular segment, with an estimated market share of around 20%.

During the year over 30% of our new accounts were opened via the telephone or internet, with a 115% increase in the number of accounts opened via the internet compared to 2004.

During the second half of 2005 we realigned our current account products. Our 'Premier Direct' product offers customers a market leading rate of interest, rewarding customers who use the direct channels for basic transactions and who obtain their statements over the internet instead of by post. 'Premier' customers, who have access to the branch network and receive paper statements, receive a competitive rate of interest and free travel insurance.

Savings

Personal customer deposit balances at the end of December 2005 were £20.6bn, £700m higher than at the end of 2004. We saw strong growth in internet account balances, particularly in the first half of the year. The overall small outflow in the second half of the year reflected changes in our product portfolio and the competitive environment.

Our products and sales processes led to our estimated market share of money deposited in new accounts increasing from 3.8% in 2004 to an estimated 4.4% in 2005.

During 2005 we broadened our range of internet-only savings accounts with the launch of a 'Direct ISA' account. We saw growth in telephone and internet based balances in 2005, and a continued reduction in branch based account balances. Internet balances have more than doubled during 2005.

As well as being one of our core Retail Banking products, savings remain an important part of our funding strategy. We continue to plan for profitable growth, particularly in the direct segment of the market.

Partner 4

Our Partner 4 products of credit cards, long term investments, life assurance and general insurance continue to offer our customers good value, and our relationships with each of our partners continue to work well.

New credit card sales in 2005 were 110,000 (2004: 172,000). The lower sales were mainly due to a change in direct marketing undertaken by our partner MBNA, and a small reduction in new business generated through Alliance & Leicester's own sales channels.

The value of long term investment sales in 2005 was over 15% higher than in 2004.

Sales of life assurance and general insurance products are primarily to our new mortgage customers. During 2005 we

mortgage business generated via mortgage intermediaries. This results in lower assurance and insurance cross sale rates than for mortgages sold through our own distribution channels, and consequently sales of these products fell.

Distribution

Our strategy is to be the UK's leading direct bank, supported by a national branch network. An increasing number of our customers purchase and transact via the direct channels and use self service technology.

Over 30% of our Core 4 product sales were generated via the internet in 2005, higher than the 20% in 2004. During 2005 we launched www.moneybackbank.co.uk, our internet only personal unsecured loan offering. This proposition gives customers who require no personal service a market leading product, whilst providing us with greater flexibility in channel pricing strategies.

We now have over one million customers registered for our internet banking service, and the number of transactions carried out via the internet in 2005 increased by 92% compared to 2004.

Enhancements to our interactive voice response systems, resource scheduling and customer communications helped us to improve our customer service standards significantly in 2005, as well as improving our operating efficiency. In 2006 we are planning further improvements in customer service as a result of the reduction in paper volumes in our current account back office areas, and the introduction of further changes to our internet banking offering. In March we will be launching a new look and feel to our internet banking service, together with improved security features. This will include a form of 'second factor authentication', providing customers with a simple and robust way of being confident that they are connected to Alliance & Leicester when online. We will be the first UK bank to roll out this type of solution to its entire internet banking customer base.

We continue to invest in our branch network and during the second half of 2005 launched a new branch design concept for our branches. This new design has now been rolled out in seven of our existing locations, offering customers more efficient self service options as well as increased space for consultations. The new design has received favourable customer feedback and we intend to refurbish up to a further 50 branches in this format in 2006. During 2006 we will also be piloting more flexible branch opening hours, giving customers increased access to our products and services.

Asset quality

In Retail Banking both our mortgage and unsecured lending asset quality remains better than industry averages.

Our mortgage asset quality remains excellent, with 0.64% of accounts in arrears at the end of December 2005, lower than the 0.68% in December 2004 and significantly lower


183
228
254
2003
2004
2005
Current Account Openings ('000)


18.9
19.9
20.6
2003
2004
2005


24.3
16.4
11.0
2003
2004
2005
Business Banking
Accounts Opened ('000)


5.5
4.6
4.1
2003
2004
2005
Commercial Lending

which grew during the year to 0.93%. During 2005, 5% of our new lending had an average loan to value ratio (LTV) of over 90%, slightly higher than in 2004 but still significantly lower than the estimated industry average of around 10%. The average LTV of our new lending in 2005 was 61% (2004: 57%) and the indexed LTV of our loan book at the end of 2005 was 44% (2004: 42%). Total repossessions in 2005 were less than 100 properties and lower than in 2004.

The proportion of non-performing lending balances in our unsecured personal loans business rose to 5.1% at the end of 2005 (2004: 4.2%), in line with levels seen in December 2002 and over 30% lower than the average for Finance and Leasing Association members. During the year we tightened our credit criteria for unsecured lending on a number of occasions in order to maintain our strong asset quality.

Wholesale Banking, which comprises our Commercial Banking and Treasury operations, delivered core operating profit of £132m, 5% higher than in 2004. Commercial Banking core operating profit increased by 23%, with strong growth in business banking and lending businesses, whilst Treasury core operating profit reduced by £10m to £43m, primarily due to fewer structured finance transactions taking place in 2005.

Commercial Banking

Money transmission

We continue to deliver strong growth in cash sales to financial institutions, with sales increasing by over 20% to £66bn in 2005. Cash handling deposits also increased from £59bn in 2004 to £64bn in 2005. The number of cheques processed continues to decline, reducing by 9m to 35m in 2005.

Within our money transmission business, we have commenced a series of projects with the goal of creating a paperless and more cost efficient business.

In 2006 we will continue to work with the Post Office to make increased use of their counter automation technology for our commercial customers, to assist in reducing the volume of paper involved in deposits and withdrawals. We are also restructuring our own back office operations to reflect the planned improvements and increased automation. Call centre staff will in the future be able to resolve a far higher proportion of customer enquiries more quickly and without the need to pass them to back office staff.

We are testing three ways through which our commercial customers can deposit cash and cheques with us, reducing our reliance on the expensive Post Office network. We are piloting automated cash and cheque deposit machines in two 'cash and carry' stores in the north of England, a new low cost security carrier collection service targeted at customers who currently walk their deposits to the local Post Office, and the acceptance of commercial customer deposits in some of our branches.

We continue to develop new products and services to maintain our position as one of the leaders in the money transmission market. In 2006 we plan to launch a pre-paid debit card product, which has proven to be highly successful in the US, and is an ideal replacement for our existing paper cash cheque product. The card will be targeted at the business sector, with potential customers including companies who manage staff incentive schemes or who have workforces paid in cash.

Lending

During 2005 we agreed in excess of £2bn of new lending facilities. Commercial lending balances increased by £0.9bn to £5.5bn, the majority of this growth being via secured loans. We continue to reduce the balances in the small ticket leasing sectors that we announced we were exiting in 2003, with a further £150m running-off during 2005 and £100m remaining

In recent years we have been expanding the number of sectors to which we lend. We have seen strong growth in our property lending portfolio over the past two years and now have loans of over £400m in this sector, whilst in the PFI segment of the market our balances at the end of 2005 have increased to over £70m. In 2006 we plan to continue to grow our existing commercial lending businesses, as well as to expand our commercial property lending activities to include professional buy to let lending, where the customer's property portfolio consists of a minimum of five properties, is valued at over £1m, and has a loan to value ratio of less than 75%.

We are continuing to grow our lending to businesses with a turnover of less than £10m, but this still remains a very small part of our total commercial loan book, with total loans being less than £300m.

Business banking

In 2005 we opened 24,300 business banking accounts, 48% more than in 2004. We now have 67,000 active business banking accounts (2004: 55,100).

During the year we opened new business centres in Bristol, Leeds, Manchester and Newcastle. The business centres are already contributing to increasing the number of full banking relationships, which assisted in the growth of new business banking accounts and lending balances in 2005.

During 2006 we are planning further improvements in the way we service our business banking customers. In addition to the alternative network trials discussed above, we are planning to open at least four business centres, and have launched a new internet banking service for all our commercial banking customers. This service will assist in improving customer service standards and cost efficiency.

Treasury

Treasury delivered a core operating profit of £43m in 2005 (proforma 2004: £53m). Treasury profit reduced by £10m, primarily due to fewer structured finance transactions taking place in 2005.

During 2005 we have continued to manage the Group's liquidity, funding and hedging requirements successfully. We continue to actively diversify the Group's funding base and extend the maturity of our non retail funding, including reviewing securitisation and other funding options.

Asset quality

Asset quality is very strong in both Commercial Banking and Treasury.

Commercial lending non-performing assets, being loans over 30 days in arrears, represent just 0.32% of the book, slightly better than at the end of 2004. Our £5.5bn of commercial lending balances include £4.7bn of balances representing finance and operating leases and secured loans, and £0.8bn of unsecured loans. Of the total leasing book of £2.5bn, over half is bank guaranteed.

Treasury asset quality remains strong with 95% (December

Capital

Our total tier 1 capital ratio at the end of 2005 was 7.6%. Our core tier 1 capital ratio, which currently consists solely of equity capital, ended 2005 at 6.5%. We have continued to manage our capital levels taking into account the growth in risk weighted assets, our dividend policy and the potential for increased volatility in the Group's income statement introduced by International Financial Reporting Standards. In 2005 we bought back 0.6m shares at a cost of £5m.

We continue to take a proactive approach to the level and mix of our capital. In 2006, we intend to issue up to £300m of preference shares, subject to shareholder approval at our AGM in May and market conditions. Our core tier 1 capital will then include equity and preference share capital, and we are aiming for this ratio to be between 6.0% and 6.5% at the end of 2006. Our capital plan also includes a share buyback programme.

Basel II

We submitted our Basel II waiver application to the Financial Services Authority in December 2005, within the first wave deadline. For banks in the first wave and whose applications are accepted, Basel II is currently scheduled to be implemented from 1 January 2007.

For credit risk, we have applied to adopt an internal ratings based (IRB) approach for most asset classes across both Retail Banking and Wholesale Banking. For Wholesale Banking assets we have applied to adopt the foundation IRB approach. For operational risk, we intend to adopt the standardised approach.

We continue to expect a reduction in our risk weighted assets under the new rules as a result of our high quality balance sheet and responsible lending policies.

Dividends

We continue to implement our progressive dividend policy, with a total dividend of 51.5p per share in 2005, 7% higher than in 2004. In the future we plan to maintain this policy, and increase our dividends by above the rate of inflation. Dividend growth over the next couple of years is expected to reflect our plans for business development and continued franchise growth, and will therefore be more closely aligned to earnings growth.

Corporate Social Responsibility Report

£710,000

Charitable donations

£365,000

Investment in local community events

The following report contains a summary of the information contained within our 2005 Corporate Social Responsibility (CSR) Report. The full report is published on our website at www.alliance-leicester-csr.co.uk

Many CSR-related matters form an integral part of our business strategy, and progress on these activities forms part of the day to day management of the Group. Our CSR strategy and actions are focused around the reporting guidelines set out by the Financial Organisations Reporting Guidelines (FORGE) working group.

Our Marketplace

Our key business principles

Our key business principles underpin all of the Group's policies and procedures. These principles have been agreed by the Group Board and communicated to our staff through our intranet and are also available on our corporate website.

Treating customers fairly

Alliance & Leicester is committed to the principle of treating customers fairly over the complete lifecycle of our relationship with them. Treating customers fairly is seen as an integral part of the Group achieving its vision, and is considered in strategic discussions and in the formulation of our strategy.

As part of our policy we have defined 'treating customers fairly' as meaning:

- Products are developed and designed with a sense of responsibility to consumers and society, and with a purpose of providing customers with products and services that they need.
- Products are designed with clear features, so that customers can easily understand what they are being offered and will not be misled or confused.
- Products are stress tested to assess likely performance in a variety of differing economic and market conditions, and previous experience with similar products will be considered when designing new products.
- Communication with customers is clear, straightforward and easy to understand, and complies with all relevant legislation and Codes of Practice.
- Sales and advice processes are as simple as possible, to assist understanding by the customer and to comply with all legal and regulatory requirements. We look to provide customers with products and services that are suitable for their needs. Remuneration policies are regularly reviewed to ensure that they do not encourage the sale of inappropriate products.
- Representations, assurances and promises that lead to legitimate customer expectations will be honoured.
- If customers get into financial difficulties, we work
- All customers are treated with respect and requests are dealt with as quickly as possible. When we make errors we correct them as quickly as possible; where we cause the customer loss, the customer will be compensated appropriately.
- All customer complaints are treated seriously. Each customer complaint is dealt with as quickly as possible and the customer is provided with full reasons for accepting or rejecting their complaint. Complaints are analysed to identify root causes and appropriate action is taken to address any issues identified.
- We are transparent with our customers in all our dealings with them.

Responsible and ethical lending

Alliance & Leicester is both an ethical and responsible lender. We aim to ensure that any money lent is used for a reputable purpose and can be repaid by the customer.

Our lending processes comply with all the appropriate regulatory standards and industry Codes of Practice. We also work closely with police and other agencies to ensure we do not facilitate fraudulent or illegal activities. All lending applications are considered in their own right. There are, however, some sectors in which we do not operate. As part of our lending strategy we do not:

- Participate in financing Sovereign debt to Third World countries.
- Provide funding for the tobacco manufacturing industry.
- Knowingly support customers whose business activities give rise to exploitation of children or minority groups.
- Lend to any individual or business whose activities could lead to reputational damage to Alliance & Leicester.
- Lend to any individual who we know to have an unspent criminal conviction.
- Lend to any individual entitled to claim diplomatic immunity.

Creditor payment policy

The Group continues to be a signatory of the DTI's Better Payment Practice Code; more details can be found at www.payontime.co.uk. It is Group policy to agree the terms of payment at the start of business with a supplier, to ensure suppliers are aware of the payment terms and to pay in accordance with any contractual and other legal obligations.

Trade creditors of the Company for the year ended 31 December 2005 were 23 days (2004: 29 days), based on the ratio of Company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Privacy

The Group complies with the Data Protection Act and has stringent policies on the protection of customer privacy, conforming to standards set by the voluntary Banking

Our Workplace

Responsibility for all employee related matters, including health and safety, rests with our Director of Group Human Resources, who reports to the Group Chief Executive.

Alliance & Leicester values its employees as the key to delivering our business strategy and we recognise our responsibilities to provide a positive working environment. We continue to reinforce our commitment to our employees and customers that we will retain core call centre jobs in the British Isles and will not move these jobs offshore.

During 2005, following a series of discussions with our trade unions, we reached an agreement for the continuation of our final salary pension arrangements, available to 40% of our people, over a further five years. We also reached agreement to increase employer contributions into our money purchase pension, which is available to the remaining 60% of employees.

We continue to provide appropriate levels of reward and recognition for our employees. In addition to basic remuneration, we also provide bonus schemes and a number of schemes aimed at recognising and rewarding excellent customer service. All of our employees have the ability to share in the success of the Group through a range of share schemes.

Employee communications

We continue to develop our intranet as the primary channel of communication for our staff, with over 95% of them continuing to use it once a week or more. As well as being a primary communications channel for business updates, it also provides numerous applications to help our business.

We also recently established a national 'Inform and Consult' forum, chaired by our Group Chief Executive, which operates alongside our existing trade union structures. The forum is attended by directly elected employee representatives and union representatives, and provides an opportunity for employees to develop a greater understanding of, and to input into, the development of business initiatives. Feedback from the forum is published to all Group employees.

Diversity and equal opportunities

We are committed to equality of opportunity for all our employees. We will not condone discrimination on the grounds of sex, race or national origin, colour, religious belief, disability (mental or physical), marital status, age or sexual orientation.

We have an equal opportunities policy, agreed with our trade unions, which states that responsibility for equal opportunities clearly lies with directors and senior managers throughout the business.

We continue to operate a joint Diversity Forum with our trade unions, which provides support and guidance on diversity issues, along with an opportunity for all

We support a number of external bodies who are working towards increasing the awareness of the diversity agenda in businesses. These include Stonewall, Race for Opportunity and Opportunity Now.

Learning and development

We are keen to provide our employees with a range of training and development courses to ensure they have the knowledge and skills necessary to carry out their responsibilities effectively and to fulfil their career potential within the business.

We continue to operate a variety of types of training and development for our employees, and have particularly focused on our e-learning capacity in 2005 through the development of a 'self-service learning' system for use by employees.

During 2005 over 6,000 employees undertook awareness training on Money Laundering to comply with FSA requirements, with the remainder due to complete this in 2006. This training was solely delivered through e-learning, made available through the Group intranet.

During 2005 we also progressed our approach to personal development, alongside our well established volunteering initiatives. Employees who wish to undertake personal development are encouraged to consider suitable volunteering activities within local communities where appropriate.

Health and safety

As a responsible employer, we are committed to ensuring that no employee is exposed to an unacceptable risk to their health and safety. It is our policy to provide a safe and healthy working environment for our staff, our customers and our contractors. Our well-established joint health and safety committee structure, which involves management and trade union representatives, meets on a regular basis and continues to afford employees the opportunity to express their views on this important subject.

Bullying and harassment/disciplinary policy/ grievance procedures

The Group has a robust set of policies and processes relating to bullying, harassment, discipline and grievances. These have been documented in previous reports and can be seen on our website at www.alliance-leicester-csr.co.uk

Public interest disclosures

Individual employees may be the first to realise that there may be something seriously wrong within a business. We are committed to ensuring that any suspicion of malpractice is reported and therefore encourage all employees to raise any genuine concerns about potential malpractice at the earliest practicable stage. The Group treats all such concerns very seriously. All staff can initially report any concerns, in confidence, to the Director of Group Human Resources,

£180,000

Employee time spent on community activities

Awarded

'Community Services – National Lender' award by Mortgage Finance Gazette

Freedom of association and collective bargaining
The Group recognises the Alliance & Leicester Group Union of Staff (ALGUS), the Communication Workers Union (CWU) and the Public and Commercial Services Union (PCS) for collective bargaining purposes.

We enjoy constructive relations with these recognised unions and endeavour to involve their representatives at all levels. An established structure operates which involves regular meetings with all of our unions to discuss business issues.

Forced child labour
The Group's operations are all based in the British Isles and our products are aimed at UK-based customers or ex-patriates. We are not involved in forced or child labour.

International human rights and indigenous rights
All our operations are based in the British Isles, and all our products are aimed at UK-based customers or ex-patriates. In this context, human rights and indigenous rights issues are not material for the Group, nor does our behaviour significantly impact on such issues.

Our Community
Our Director of Corporate Communications, who reports directly to the Group Chief Executive, is responsible for community affairs.

Our community investment and charitable donations programmes have continued to focus on the five areas of:

- Supporting initiatives aimed at improving both local and national education.
- Supporting our staff's efforts in raising money for charity through the Group's matched donation scheme.
- Supporting organisations which help those who are experiencing financial difficulties.
- Supporting charities and organisations within the local communities in which our staff live and work.
- Supporting organisations which aim to improve the links between businesses and the communities in which they operate.

'Educating the next generation' – Alliance & Leicester's education programme
The core of Alliance & Leicester's community activity is our support for education. We believe that by improving the standards of financial literacy in the next generation of adults we will be increasing the quality of our future employees as well as helping our future customers to understand fully the financial services products they purchase. We also believe that we will be improving our local communities in general and that our staff, who support a number of the activities, will themselves be developing new skills which will benefit them in their work.

Our education programme supports a variety of activities at all ages for both teachers and pupils. In primary schools in Leicester, Leeds and Liverpool, over 150 of our staff local schools and spend time with children helping them to improve their reading and numeracy skills.

We also support teachers, and in particular newly qualified teachers, through the Hamilton Trust "Save Our Sundays" campaign. This programme provides primary teachers with lesson plans for Maths and English, together with all the appropriate resources required to deliver these lessons.

We decided to expand our support into the comprehensive school sector in 2004 with the launch of our partnership with Soar Valley Community College in Leicester. We provided the private sector funding necessary for the College to achieve specialist status in Maths and IT. Whilst our partnership with Soar Valley is only just over 12 months old, we are pleased with its initial progress and have agreed to support a second school, Savio High School, which is located next to our administration centre in Bootle, Merseyside. Our support helped them to gain specialist status in Business and Enterprise.

Supporting our staff efforts in raising money for charity
During 2005 the Group donated £110,000 to charities through our matched donation scheme, which matches funds raised by staff and their children. Over 300 events benefited from a matched donation, with UK-wide events such as Race for Life, Comic Relief and Children In Need, each receiving several thousand pounds.

Supporting organisations who help those who are experiencing financial difficulties
The Group continues to support Payplan, the Consumer Credit Counselling Service and the Money Advice Trust, as well as the 'Towards a National Support Service for Money Advisors' initiative, led by the Citizens Advice Bureau and Money Advice Trust. These organisations have received donations of over £250,000 from us in the last twelve months.

Supporting charities and organisations within the local communities in which our staff live and work
Our community investment programme is centred upon the North West and Leicestershire. During 2005 we have significantly increased our investment in Merseyside, where we are one of the largest employers and more than 2,000 of our employees live. Alliance & Leicester Commercial Bank became the official banking and finance partner of Liverpool's European Capital of Culture 2008 celebrations. We will be investing over £2m over the next four years to help ensure that Liverpool maximises the benefits from this prestigious title.

Donations and community investment
During 2005 we continued to support local charities and communities. Donations for charitable purposes amounted to £710,000. This included £50,000 donated by the Group to the NSPCC as a result of the money raised from the sale of Christmas Carol CDs in our branches in December 2004.

In addition to these donations, our corporate community

local organisations. In 2005 we invested over £365,000 in local community events and programmes, excluding our commercial sponsorship of the European Capital of Culture celebrations in Liverpool.

We also provide support through our staff volunteering efforts and gifts in kind, such as the use of office space. The estimated cost of staff volunteering time was £180,000, with other gifts in kind amounting to a further £30,000.

Our branch network plays a key role in helping raise money for world-wide disasters. At the start of 2005 our branch network, together with the Post Office freepay account administered by Alliance & Leicester, helped collect over £10m for the Tsunami disaster appeal, with donations of several hundred thousand pounds also collected for the South East Asia earthquake appeal in October.

Our Environment

Alliance & Leicester recognises that it has a responsibility to act in a way that respects the environment. The Group's environmental policy is applied consistently across the Group and is the responsibility of the Managing Director, Wholesale Banking, an executive director and member of the Group Board, who is also responsible for the Group's Supply Chain Management department.

Policy, environmental management system and compliance

Our environment policy is implemented through our Environmental Management System (EMS). Our EMS can be read online at www.alliance-leicester-csr.co.uk

Our policy is structured around three key elements. We aim to reduce the environmental impact of all our business activities to a practicable minimum, in accordance with robust environmental practices. We aim to comply with regulatory and legislative requirements as necessary and avoid any unnecessary costs and penalties. We also recognise and report on the key direct impact areas of energy and water, as well as monitoring transport and waste impacts.

There has been no legal action incurred as a result of any environmental issues during 2005.

Indices and accreditations

During 2005 we were successfully reaccredited under the Energy Efficiency Scheme, run by the Institute of Energy and the National Energy Foundation. We also continue to take part in Business in the Community's annual Business in the Environment index. The implementation of our EMS, together with the external reporting of our environmental data, helped increase our score and ranking in this index significantly in 2005.

The external consultants Casella Stanger reviewed the progress of our EMS development, implementation and performance. They concluded that "Alliance & Leicester has

Property design and management

The nature of the Group's business means that many of our environmental issues are focused on our buildings. We therefore employ specialist facilities management companies to ensure that our buildings are well maintained. Their role includes managing and maintaining the interior and exterior of the buildings.

We conduct environmental risk assessments at the feasibility design stage of any new office or branch development – including the design of our new branch concepts. We ensure that all major projects achieve a 'very good' rating as a minimum when assessed against the Building Research Establishment Environmental Assessment Method (BREEAM).

Developing a Group travel plan

During 2005 we undertook a detailed survey to determine the existing travel patterns and views of staff working at our head office in Carlton Park in Leicestershire. The survey was undertaken online via the intranet, and was completed by 63% of head office staff. The survey is the first step in developing a travel plan for the Group. The plan will aim to promote greener and cleaner travel options.

The Group's primary administration offices already promote cycling to work as an alternative to cars, and include secure locations for leaving bicycles and the provision of showers and changing facilities.

Utilities usage, emissions and waste

During the year we have made progress in improving the monitoring and measurement of environment related items such as waste disposal and travel, primarily through discussions with our third party providers.

Our key impact on the environment is through our electricity, gas and water usage. The Group's energy usage is reported monthly to the Group Board and in total our energy costs in 2005 continued to represent around 0.5% of the Group's overall operating costs, despite rising utility prices and the reduction in the Group's total costs.

During 2005 our use of electricity, gas and water all reduced compared to 2004. All of our electricity continues to be supplied from renewable sources. This is exempt from the climate levy, and minimises our carbon dioxide emissions.

Our CSR report has always been printed on recycled paper and we are pleased to be able to report that this year our Annual Report & Accounts is also printed on similar environmentally friendly paper.

Progress against strategic objectives 2005-2007
In 2000 we announced a series of strategic objectives, which were completed by the end of 2004. In December 2004 we set out our strategic objectives for 2005-2007, namely growing our franchise, improving our cost efficiency, and delivering a strong return on equity, whilst maintaining above average asset quality.

We achieved each of our strategic objectives in 2005.

We delivered an underlying post-tax return on equity tier 1 capital of 21.5%, within our targeted range of 20% plus or minus 3%.

We delivered strong franchise growth in our core markets. In Retail Banking we achieved record net mortgage lending of £4.9bn, a market share of 5.4%, whilst our personal customer deposit balances increased by £0.7bn to £20.6bn during the year. Our unsecured personal loan gross advances were £2.5bn, £200m higher than in 2004, and we opened 254,000 new current accounts, increasing our active account base to 1.52m accounts. In Commercial Banking cash sales to financial institutions increased by over 20% to £66bn, commercial lending balances increased by £0.9bn to £5.5bn and new business bank account openings increased by 48% to 24,300.

We improved our cost efficiency, with total costs £21m lower than in 2004 despite increased business volumes.

Our asset quality remains strong and above industry averages. 0.64% of our mortgages were in arrears at the end of December 2005, lower than the industry average of 0.93% reported by the Council of Mortgage Lenders. Our unsecured lending arrears remain over 30% better than the average reported for Finance & Leasing Association members.

Financial outlook
We are focused on the achievement of our strategic objectives, as well as working towards our longer term goal of a Group cost:income ratio of below 50% by 2010.

During 2006 we anticipate total revenues growing at a faster rate than in recent years, and for this rate of growth to exceed that of total costs. We anticipate that growth from existing business lines and the planned new developments will generate fee-based revenue streams. In 2006 we expect our full year net interest margin to reduce by more than it did in 2005, reflecting a change in business mix towards lower margin assets and an increased proportion of the balance sheet funded from wholesale sources. The impact of this on net interest income is anticipated to be more than offset by asset growth.

The expected increase in total costs in 2006 reflects inflation, the planned new developments and productivity improvements.

In addition, during 2006 we will incur voluntary redundancy costs of between £20m and £25m relating account back office operations. The annual staff costs of the affected employees are estimated to be around £10m per annum. The voluntary redundancy costs will be shown as a separate item in our Income Statement and excluded from core operating profit.

We will continue to focus on ensuring that our asset quality remains better than the average for the industry in each of our asset types. In unsecured personal lending we expect impairment losses in 2006 to reflect growth in business volumes and the impact of the economic environment, including the level of personal insolvencies. We anticipate the growth rate in the Retail Banking impairment loss charge in 2006 to be lower than in 2005.

Basis of preparation
Accounting policies and presentation
These results are presented under International Financial Reporting Standards (IFRS). The Group's accounting policies and adjustments made on the implementation of IFRS were disclosed in the announcement issued on 27 May 2005 and can be found on the Group's corporate website (www.alliance-leicester-group.co.uk). Since the publication of these results the Group has made changes to the application of IFRS, reflecting the endorsement by the EU of amended standards and emerging industry practice:

i) Reclassification of non-equity tier 1
Under UK GAAP, the £300m of non-equity tier 1 issued in March 2004 was classified as a debt instrument, with the cost of financing charged to interest payable. The same classification was adopted in the restatement of results on an IFRS basis, issued on 27 May 2005, and in the Interim Results for 2005.

Since our 2005 Interim Results we have revised our presentation of these instruments under IFRS in light of emerging industry practice and following receipt of a revised opinion from our auditors Deloitte & Touche LLP. As a consequence, the non-equity tier 1 is now accounted for as an equity instrument, with the coupon shown below profit after tax as an appropriation of profit rather than as an interest expense. The appropriation for 2005 was £18m (proforma 2004: £14m).

This reclassification has no impact on 2005 underlying earnings per share, on underlying return on equity tier 1 capital, or on the tax charge, and the regulatory capital treatment of the instrument as a component of tier 1 capital is unaffected. Net interest income for 2005 increased by £18m, with profit before tax increasing by the same amount. 2004 proforma net interest income and profit before tax have each increased by £14m.

ii) Adoption of revised IAS 39 Fair Value Option
Following the endorsement by the EU in November 2005, the Group has adopted IAS 39 as amended for the Fair Value Option, which enables liabilities to be fair valued. In the long term this should help reduce fair value

increase liabilities at 1 January 2005 by £9m. The £7m loss from fair value accounting volatility previously reported for the six months ended 30 June 2005 has been reduced to nil.

iii) Re-recognition of financial liabilities
In the IFRS restatements published on 27 May 2005, the Group utilised the transitional provisions in IFRS 1 that only required financial liabilities de-recognised after 1 January 2004 to be re-recognised.

Following a review of industry best practice and the Chancellor's announcement in December 2005 of plans by the Government to require banks to pay certain inactive balances to a community fund, it is now considered more appropriate to recognise all financial liabilities at their full contractual value.

The impact of this is to increase liabilities at 1 January 2005 by £41m, which after tax reduces shareholder funds by £28m.

Proforma accounts
In accordance with the transitional provisions on first-time adoption of IFRS, the 2004 statutory comparatives do not follow either IAS 32 'Financial Instruments: Disclosure and Presentation' or IAS 39 'Financial Instruments: Recognition and Measurement'. Consequently the statutory income statements for 2004 and 2005 are not on a comparable basis.

To enable a more meaningful presentation of results, in addition to the statutory comparatives, proforma results for the year ended 31 December 2004 have been prepared. These show how the 2004 results would have looked, assuming the full application of IAS 32, and the application of IAS 39 excluding fair value accounting volatility. We have not shown the full impacts from all the IAS 39 accounting rules, as hedges and financial assets to be fair valued were only designated and documented from 1 January 2005. A reconciliation between proforma and statutory IFRS results for 2004 is given on page 90.

Fair value accounting volatility arises from the requirement in IAS 39 to measure all derivatives at fair value, with changes in fair value recorded in the income statement unless designated as part of a hedging relationship. The volatility from derivative fair value movements can be mitigated by cash flow hedging, where the fair value movements on hedges which are effective from an accounting perspective are instead taken directly to equity. The volatility can also be mitigated by fair value hedging, where there is a corresponding opposite entry to the income statement with regard to the hedged asset or liability for hedges which are effective from an accounting perspective. In practice some accounting volatility will remain, even where the hedges used match the risk exposure on an economic basis. Also, in some instances it is impractical to apply hedge accounting. In such cases, the derivative would be recorded at fair value, but the underlying asset or liability may be at amortised

Core operating profit, underlying earnings per share and underlying post-tax return on equity tier 1 capital exclude fair value accounting volatility in order to provide a clearer representation of the underlying performance of the Group. These measures also exclude the £52m pre-tax profit on the sale of our merchant acquiring business in 2004.

Results by category and business sector
The commentary and ratios below are based on a comparison of the 2005 results against the 2004 proforma results, the basis of preparation for which are described above. Statutory results, which are not on a comparable basis, are shown in pages 44 to 88.

Core operating profit for 2005 was £548m, up £8m. Core operating profit excludes the £1m accounting loss from fair value accounting volatility (2004: n/a) and the profit on the sale of merchant acquisition business in 2004. Results by category are set out below:

	Six months ended 30.06.05 (Note 1) £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma (Note 1) £m
Net interest income	370	381	**751**	736
Non-interest income (excluding fair value accounting volatility)	318	319	**637**	637
Total income	688	700	**1,388**	1,373
Operating expenses	(347)	(345)	**(692)**	(714)
Depreciation on operating lease assets	(39)	(35)	**(74)**	(73)
Total costs	(386)	(380)	**(766)**	(787)
Impairment losses	(30)	(44)	**(74)**	(46)
Core operating profit	272	276	**548**	540
Gains/(losses) from fair value accounting volatility	–	(1)	**(1)**	n/a
Operating profit	272	275	**547**	540
Profit on disposal of Group operations	–	–	**–**	52
Profit on ordinary activities before tax	272	275	**547**	592
Tax on profit on ordinary activities	(70)	(70)	**(140)**	(158)
Profit on ordinary activities after tax	202	205	**407**	434
Appropriation of profit	(9)	(9)	**(18)**	(14)
Profit attributable to ordinary shareholders	193	196	**389**	420
Basic earnings per ordinary share	43.3p	43.6p	**86.9p**	91.8p
Underlying basic earnings per ordinary share	43.2p	43.9p	**87.1p**	84.3p
Dividend(s) per ordinary share	16.8p	34.7p	**51.5p**	48.3p

(Note 1) The results for the year ended 31 December 2004 and six months ended 30 June 2005 have been restated by £14m and £9m respectively to reflect the change in accounting treatment of non-equity tier 1 capital. The results for the six months ended 30 June 2005 have also been restated to reflect the adoption of the revised Fair Value Option, with the £7m loss from fair value accounting volatility previously reported reduced to nil. These changes are described on pages 18 and 19.

The contribution to core operating profit by each business sector is set out below:

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma £m
Retail Banking	218	220	**438**	436
Wholesale Banking	64	68	**132**	126
Group Items	(10)	(12)	**(22)**	(22)
Core operating profit	272	276	**548**	540

The business comprises three sectors:

- Retail Banking – This comprises the 'Core 4' products of mortgages, personal loans, current accounts and savings, plus the 'Partner 4' products of credit cards, life assurance, general insurance and long term investments.
- Wholesale Banking – This comprises Commercial Banking and Treasury and has four core business lines of money transmission, commercial lending, business banking and treasury.
- Group Items – This represents corporate overheads and income not allocated to business units.

Retail Banking

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma £m
Net interest income (Note 1)	304	311	**615**	593
Non-interest income	134	138	**272**	276
Total income	438	449	**887**	869
Operating expenses	(190)	(189)	**(379)**	(384)
Exceptional costs arising from rationalisation of the branch network	–	–	**–**	(9)
Operating costs	(190)	(189)	**(379)**	(393)
Impairment losses	(30)	(40)	**(70)**	(40)
Core operating profit	218	220	**438**	436
Cost:income ratio	43.4%	42.1%	**42.7%**	45.2%

(Note 1) Net interest income for the year ended 31 December 2004 and six months ended 30 June 2005 have been restated by £9m and £7m respectively to reflect the change in accounting treatment of non-equity tier 1 capital.

Retail Banking core operating profit was £438m (2004: £436m). Total income was £18m higher, whilst operating costs fell by £14m and the charge for impairment increased to £70m.

Total Retail Banking income of £887m comprises Core 4 income of £773m (2004: £734m) and Partner 4 income of £114m (2004: £135m). Core 4 revenues increased by 5%. Partner 4 revenues were £21m lower compared to 2004, although revenues in the second half of 2005 were in line with the same period in 2004.

Net interest income

	Six months ended 30.06.05 (Note 1) £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma (Note 1) £m
Net interest income	304	311	**615**	593
Average balances:				
Interest-earning assets (IEA)	32,355	35,277	**33,828**	30,753
Financed by:				
Interest-bearing liabilities	28,750	31,440	**30,106**	27,086
Interest-free liabilities	3,605	3,837	**3,722**	3,667
Average rates:	%	%	**%**	%
Bank base rate	4.75	4.55	**4.65**	4.38
Gross yield on average IEA	5.66	5.35	**5.50**	5.32
Cost of interest -bearing liabilities	4.24	4.04	**4.13**	3.84
Interest spread	1.42	1.31	**1.37**	1.48
Contribution of interest-free liabilities	0.47	0.44	**0.45**	0.45
Net interest margin on average IEA	1.89	1.75	**1.82**	1.93

(Note 1) The net interest margin and interest-earning assets for the year ended 31 December 2004 and six months ended 30 June 2005 have been restated to reflect the change in accounting treatment of non-equity tier 1 capital.

Retail Banking net interest income of £615m was £22m higher than 2004.

A 10% increase in average interest-earning assets in Retail Banking more than offset the impact of the 0.11% decline in the Retail Banking margin during 2005. The reduction in the margin was a result of older higher margin personal loans being replaced by lower margin new business, which contributed 0.08% of the fall, with a decrease of 0.04% due to a reduction in the mortgage and savings margin, partly offset by a favourable change in the assets and liabilities mix.

The mortgage and savings margin fell as a result of older mortgage balances being replaced by lower margin new business, an increase in the proportion of mortgages funded by wholesale funds and an increased proportion of savings balances in telephone and internet accounts.

The fall in the unsecured personal loans margin was in the first half of 2005. This margin was stable in the second half.

At the end of December 2005, £4.7bn of mortgage balances were paying standard variable rate (SVR). The proportion of mortgage balances paying SVR has reduced from 21% at the end of 2004 to 14%. We expect this proportion to continue to fall in the future. The effective interest rate rules result in an even spread of interest income over the life of a loan, so a reduction in the SVR book does not necessarily lead to a fall in net interest income under IFRS, as would have been the case under UK GAAP.

Non-interest income

Non-interest income was £272m, £4m lower than 2004. Higher revenues from current account and unsecured personal loans were more than offset by a reduction in income from Partner 4 products. Non-interest income from unsecured personal loans was £83m (2004: £73m).

Our Partner 4 products of credit cards, life assurance, general insurance and long term investments, in total contributed £110m of non-interest income, £18m lower than 2004. Partner 4 revenues in the first half of 2005 were £50m, £21m lower than the first half of 2004, whilst in the second half of the year they were £60m, £3m higher than the second half of 2004. The fall in revenues for the full year reflects the continued reduction in the credit card excess recognised from the sale of our credit card accounts in August 2002, together with the effect of the 2004 sale of the non-performing credit card book. It also reflects lower life assurance and general insurance sales.

Total credit card revenues were £43m (2004: £59m), including £4m (2004: £7m) of net interest income and the recognition of £34m of the excess from MBNA (2004: £41m). The credit card excess recognised in 2006 is expected to be £27m (2007: £20m, 2008: £16m).

Operating costs

Operating costs of £379m were £14m lower than in 2004. This reflects growth in business via the direct channels and the impacts of the branch rationalisation in 2004.

The cost:income ratio was 42.7% (2004: 45.2%). The 2004 cost:income ratio excluding the £9m of exceptional costs from the branch rationalisation programme was 44.2%.

During 2006 a number of new developments will be launched within Retail Banking. These developments will provide opportunities for increased revenue growth, but will also incur initial investment and ongoing running costs.

Impairment losses

The impairment charge for 2005 was £70m, £30m higher than 2004.

Our mortgage asset quality remains excellent with 0.64% of mortgage accounts in arrears at the end of December 2005 (December 2004: 0.68%), significantly lower than the Council of Mortgage Lenders' industry average of 0.93%. Given this performance, and the continued strength of the housing market, we have been able to release £4m of mortgage provisions in 2005 (2004: nil).

Our unsecured personal lending asset quality remains strong. The proportion of non-performing lending balances rose to 5.1% at the end of 2005 (2004: 4.2%), in line with levels seen in December 2002. Our asset quality is over 30% better than the average for the Finance and Leasing Association members.

The impairment charge for unsecured personal loans and current accounts increased by £34m in 2005. The increase in the charge relates to unsecured personal loans. There are three main reasons for this increase. Firstly, loan balances increased by around 14% during 2005. Secondly, the charge in 2004 benefited from a one-off favourable impact of poorer quality, pre-2000 lending being replaced with better lending when calculating the level of 2004 provisions. Together these two factors accounted for £17m, with the remainder of the increase due to a deterioration in asset quality. During 2005 we tightened our credit quality criteria on a number of occasions and subsequent business volumes and credit indicators reflect this.

The number of individual insolvencies (bankruptcies and individual voluntary arrangements) in the UK personal sector increased by 45% during 2005, with stronger growth in the second half of the year. The performance of our lending reflects an increase in insolvencies, although the rate of growth of insolvencies in our book was lower than that seen in the market as a whole.

Wholesale Banking

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma £m
Net interest income (Note 1)	66	70	**136**	139
Non-interest income	184	180	**364**	357
Total income	250	250	**500**	496
Operating expenses	(147)	(143)	**(290)**	(291)
Depreciation on operating lease assets	(39)	(35)	**(74)**	(73)
Impairment losses	–	(4)	**(4)**	(6)
Core operating profit	64	68	**132**	126
Net interest margin (Note 2)	0.78%	0.75%	**0.76%**	0.84%
Average interest -earning assets (Note 2)	£17,073m	£18,477m	**£17,781m**	£16,597m
Cost:income ratio (Note 3)	74.2%	71.4%	**72.8%**	73.4%

(Note 1) Net interest income for the year ended 31 December 2004 and six months ended 30 June 2005 have been restated by £4m and £2m respectively to reflect the change in accounting treatment of non-equity tier 1 capital.

(Note 2) The net interest margin and interest-earning assets for the year ended 31 December 2004 have been restated to reflect the change in accounting treatment of non-equity tier 1 capital and a refinement in the calculation of interest earning assets and liabilities under IFRS.

(Note 3) The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

Wholesale Banking core operating profit increased by £6m to £132m.

Net interest income

Net interest income of £136m was £3m lower than 2004. An increase in Commercial Banking net interest income from growth in lending and business banking balances, was more than offset by lower earnings from Treasury, which in 2004 included the benefit of a number of structured finance transactions.

Non-interest income

Non-interest income increased by £7m to £364m, reflecting the growth in Commercial Banking business volumes.

Operating expenses

Operating expenses excluding operating lease depreciation decreased by £1m to £290m. The costs of processing increased business volumes were more than offset by the full year savings from the sale of the merchant acquisition business.

Operating lease depreciation

Operating lease income and depreciation have remained at similar levels to 2004.

Impairment losses

The impairment charge for the year continues to reflect the very strong credit quality of the book and recoveries made in the year.

Group Items

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma £m
Net interest income	–	–	–	4
Non-interest income	–	1	**1**	4
Total income	–	1	**1**	8
Operating expenses	(10)	(13)	**(23)**	(30)
Core operating loss	(10)	(12)	**(22)**	(22)

Group Items represents corporate overheads and income not allocated to business units, including in 2004 income arising from residual capital. The £7m reduction in operating expenses reflects the completion of our strategic investment programme in 2004.

Results by income statement category

Net interest income

	Six months ended 30.06.05 (Note 1) £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma (Note 1) £m
Net interest income	370	381	**751**	736
Average balances:				
Interest-earning assets (IEA)	49,428	53,754	**51,609**	47,350
Financed by:				
Interest-bearing liabilities	44,362	48,889	**46,644**	42,427
Interest-free liabilities	5,066	4,865	**4,965**	4,923
	%	%	**%**	%
Interest spread	1.10	1.05	**1.08**	1.17
Contribution of interest-free liabilities	0.41	0.36	**0.38**	0.39
Net interest margin on average IEA	1.51	1.41	**1.46**	1.56

(Note 1) The net interest margin and interest-earning assets for the year ended 31 December 2004 and six months ended 30 June 2005 have been restated to reflect the change in accounting treatment of non-equity tier 1 capital and a refinement in the calculation of Wholesale Banking interest earning assets and liabilities, and interest payable and receivable, under IFRS.

Group net interest income of £751m was £15m higher than 2004, with average total interest-earning assets 9% higher in 2005 compared to 2004.

The net interest margin in 2005 was 1.46%, compared to 1.56% in 2004. The fall in net interest margin of 0.10% was primarily driven by lower margins in Retail Banking, partly offset by the impact of changes in business mix.

The net interest margin fell from 1.51% in the first half of 2005 to 1.41% in the second half, driven primarily by lower margins in Retail Banking and a change in business mix compared to the first half of 2005.

Non-interest income

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year Year ended 31.12.04 Proforma £m
Fee and commission income	245	264	**509**	512
Fee and commission expense	(16)	(16)	**(32)**	(44)
Other operating income	38	23	**61**	72
Operating lease income	51	48	**99**	97
Core non-interest income	318	319	**637**	637
Gains/(losses) from fair value accounting volatility	–	(1)	**(1)**	n/a
Total	318	318	**636**	637

Excluding losses from fair value accounting volatility, non-interest income was £637m, in line with 2004. Growth in Wholesale Banking non-interest income was offset by a reduction in Retail Banking and Group Items.

Other operating income includes £34m excess from the sale of credit card accounts to MBNA (2004: £41m).

The £1m accounting loss from fair value accounting volatility is explained on page 25. There is no comparative figure for this item as the 2004 proforma results exclude the IAS 39 impacts of fair value accounting.

Administrative expenses and depreciation

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma £m
Staff related expenditure	140	146	**286**	281
Post Office/Cash business	65	63	**128**	130
Marketing costs	32	28	**60**	58
Premises, equipment and other	86	79	**165**	176
Outsourcing costs	10	12	**22**	22
Strategic investment costs	–	–	**–**	8
Core administrative expenses and strategic investment costs	333	328	**661**	675
Exceptional costs arising from rationalisation of branch network	–	–	**–**	9
Total administrative expenses	333	328	**661**	684
Depreciation on fixed assets other than operating lease assets	14	17	**31**	30
Total costs excluding operating lease depreciation	347	345	**692**	714
Depreciation on operating lease assets	39	35	**74**	73
Total costs	386	380	**766**	787
Cost:income ratio (Note 1)	56.1%	54.2%	**55.2%**	57.3%

(Note 1) The cost:income ratio is calculated by dividing total costs by operating income excluding gains or losses from fair value accounting volatility.

The Group cost:income ratio was 55.2%, a reduction of 2.1% compared to the year ended 31 December 2004. Total costs (excluding operating lease depreciation) were £692m in 2005, £22m lower than in 2004.

Impairment

The charge for impairment losses can be analysed as follows:

	Six months ended 30.06.05 £m	Six months ended 31.12.05 £m	**Year ended 31.12.05 £m**	Year ended 31.12.04 Proforma £m
Mortgages	(1)	(3)	**(4)**	–
Personal loans and current accounts	31	43	**74**	40
Retail Banking	30	40	**70**	40
Wholesale Banking	–	4	**4**	6
Total	30	44	**74**	46

The charge for impairment losses increased by £28m to £74m, with a £30m increase in the Retail Banking charge being partly offset by a £2m reduction in Wholesale Banking.

The Retail Banking impairment charge in the second half of 2005 was £40m, £10m higher than the first half of the year.

The closing balances on impairment provisions were as follows:

	As at 31.12.05 £m	As at 31.12.04 Proforma £m
Mortgages	**16**	20
Personal loans and current accounts	**134**	111
Retail Banking	**150**	131
Wholesale Banking	**16**	18
Total provisions	**166**	149

Mortgage provisions have reduced by £4m, reflecting continuing excellent asset quality.

The provision for personal loans and current accounts increased from £111m (December 2004) to £134m, reflecting the growth in balances and a deterioration in credit quality.

The total level of Wholesale Banking provisions at 31 December 2005 was £16m (December 2004: £18m). These were all Commercial Banking provisions and represented 0.3% (December 2004: 0.4%) of Commerical Banking balances. Of the leasing book of £2.5bn, over half is bank guaranteed. In addition to the provisions shown above, there is a £5m residual value provision against operating lease assets.

Taxation

A standard corporation tax rate of 30% (2004: 30%) has been used in preparing these results. The tax charge for 2005 was £140.2m (proforma 2004: £158.9m).

The underlying effective tax rate for 2005 was 26.5% (proforma 2004: 26.9%). The Group will continue to carry out its commercial activities and structure its business in a tax efficient manner. We therefore expect to maintain an underlying effective tax rate which is below the statutory rate of corporation tax, but is likely to be above that achieved in 2005.

The calculation of the 2005 underlying effective tax rate excludes a tax credit of £0.3m in respect of the £1.0m fair value accounting volatility loss and takes into consideration, as part of underlying profits, the appropriation of profit of £17.5m in respect of non-equity tier 1. The 2004 underlying effective tax rate excludes a charge of £17.3m in respect of the £52.0m profit on disposal of Group operations (sale of merchant acquiring business) shown in the profit and loss account after operating profit and takes into consideration, as part of underlying profits, the appropriation of profit of £13.7m in respect of non-equity tier 1. Without these items the effective tax rate for 2005 was 25.6% (proforma 2004: 26.8%).

Pensions

The total charge to the Group's profits in respect of pensions was £18.3m for 2005 (2004: £26.5m). The reduction in the charge is mainly due to an increase in the expected return of scheme assets following a one off contribution of £114m to the Scheme in December 2004.

The retirement benefits liability at 31 December 2005 was £106.9m (2004: £87.7m). This is analysed further in Note 33 from page 73.

Dividends

We maintain our progressive dividend policy, with a final dividend of 34.7p per share proposed, giving a total dividend of 51.5p for the year, up 7% on 2004. This compares to underlying basic earnings per share of 87.1p.

Fair value accounting volatility

The fair value accounting volatility loss of £1m represents the net fair value loss on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The loss is primarily due to timing differences in income recognition between the derivative instruments and the hedged assets and liabilities. The impact can be volatile, but will trend to zero over time and has been excluded in reporting the Group's underlying performance.

Summary balance sheet

	As at 31.12.05 £m	As at 01.01.05 £m
Assets		
Cash, treasury assets and loans and advances to banks	**15,194**	12,996
Derivative financial instruments	**571**	379
Loans and advances to customers:		
Secured:		
Residential mortgages	**33,133**	28,207
Commercial loans	**2,182**	1,436
Other secured loans	**391**	226
	35,706	29,869
Unsecured:		
Personal loans	**3,484**	3,057
Commercial loans	**842**	765
Other unsecured loans	**62**	50
	4,388	3,872
Net investment in finance leases and hire purchase contracts	**2,146**	2,046
Intangible assets	**19**	9
Tangible fixed assets	**262**	273
Operating lease assets	**364**	367
Other assets	**332**	273
	58,982	50,084
Liabilities		
Due to other banks	**6,567**	4,686
Derivative financial instruments	**410**	775
Customer accounts:		
Retail Banking	**20,557**	19,851
Commercial Banking	**5,881**	5,251
	26,438	25,102
Debt securities in issue	**21,405**	15,629
Other liabilities	**904**	949
Subordinated loan capital	**939**	827
Retirement benefit obligations	**107**	88
	56,770	48,056
Non-equity tier 1 capital	**311**	311
Ordinary shareholders' funds (equity)	**1,901**	1,717
	58,982	50,084

Total loans to customers (including 'Net investment in finance leases and hire purchase contracts' and 'Operating lease assets') increased by £6.4bn to £42.6bn. Cash, treasury assets and loans and advances to banks increased by £2.2bn to £15.2bn. The balance sheet growth was mainly funded by debt securities in issue.

Capital structure

Capital ratios

	As at 31.12.05 £m	As at 01.01.05 £m
Tier 1:		
Core tier 1	**1,899**	1,737
Non-equity tier 1	**297**	297
Total tier 1	**2,196**	2,034
Tier 2	**850**	784
Deductions	**(5)**	(5)
Total capital	**3,041**	2,813
Total risk weighted assets	**29,062**	24,430
Risk asset ratios:		
Total capital	**10.5%**	11.5%
Tier 1	**7.6%**	8.3%
Core tier 1	**6.5%**	7.1%

Reconciliation of Ordinary Shareholders' Funds to Equity Tier 1 Capital

	As at 31.12.05 £m	As at 01.01.05 £m
Ordinary shareholders' funds (equity) (Note 1)	**1,901**	1,717
Adjustments:		
Capitalised software (Note 2)	**(11)**	(5)
Pension fund deficit add back (Note 3)	**40**	47
Cashflow hedges and available for sale assets (Note 4)	**(28)**	(19)
Goodwill (Note 2)	**(3)**	(3)
Core tier 1 capital	**1,899**	1,737

(Note 1) Ordinary shareholders' funds at 1 January 2005 reflect the revised accounting policies and presentation as set out on pages 18 and 19.

(Note 2) Intangible assets, including capitalised software and goodwill, are required to be deducted in the calculation of equity tier 1 capital.

(Note 3) The regulatory capital rules allow the pension scheme deficit to be added back to regulatory capital and a deduction taken instead for an estimate of the additional contributions to be made in the next five years, less associated deferred tax.

(Note 4) Gains/losses on cashflow hedges and available for sale assets are required to be excluded from equity tier 1 capital.

Underlying Post-Tax Return on Equity Tier 1 Capital

The Group has a strategic objective to deliver an underlying post-tax return on equity tier 1 capital of 20%, plus or minus 3%. This measure excludes any gain or loss from fair value accounting volatility. The basis of the calculation is analysed below:

	Year ended 31.12.05 £m	Year ended 31.12.04 Proforma £m
Profit attributable to ordinary shareholders	**389.4**	419.9
Adjusted for:		
Exceptional gain arising on the sale of the merchant acquisition business	**–**	(52.0)
Less associated tax charge	**–**	17.3
(Gains)/losses from fair value accounting volatility	**1.0**	–
Less associated tax charge/(credit)	**(0.3)**	–
Core profit after tax for the period	**390.1**	385.2
Average equity tier 1 for period	**1,818**	1,713
Underlying post-tax return on equity tier 1	**21.5%**	22.5%

3 Corporate Governance

Board of Directors


2


4


6


1


3


5


7

1 Sir Derek Higgs (Aged 61)
Chairman
Appointed to the Board in October 2005, Sir Derek Higgs is a Chartered Accountant and a former investment banker. His previous career included five years as a Director of Prudential plc and Chairman of its fund management business, and 24 years with the Warburg Group, where he was Head of Global Corporate Finance and Chairman of SG Warburg & Co Ltd. He is also Chairman of Partnerships UK plc and Bramdean Asset Management LLP and Deputy Chairman of The British Land Company plc and Business in the Community. His other appointments include a non-executive directorship at Jones Lang LaSalle Inc. He is also a Pro-Chancellor of the University of Bristol.

2 Peter Barton (Aged 68)
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Board in 1998, Peter Barton is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included nine years with Lehman Brothers International and four years with Robert Fleming & Co. His other directorships include F&C US Smaller Companies plc and the Guinness Trust Group, of which he is Vice Chairman. He is also Chairman of Howard de Walden Estates Limited.

3 Richard Pym (Aged 56)
Group Chief Executive
Appointed to the Board in 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. He became senior independent non-executive director of Halfords plc in 2004 and will become Chairman in April 2006. He was a non-executive director of Selfridges plc from 1998 to 2003. Richard is a Vice President of the British Bankers' Association.

4 Malcolm Aish (Aged 60)
Non-Executive Director
Appointed to the Board in May 2005, Malcolm Aish's career has been with N M Rothschild & Sons Limited, where he remains a consultant on risk. He is a non-executive director of Mitsubishi UFJ Securities International plc, and a non-executive director and Chairman of the Investment Committee for Star Secondary Market Infrastructure Fund Manager LLP. Malcolm was a LIBA representative to the FSA Advisory Group on the Basel Accord.

5 Michael Allen (Aged 68)
Non-Executive Director
Appointed to the Board in 2000, Michael Allen was President, Laundry & Cleaning Products, Procter & Gamble Europe and Group Vice President of The Procter & Gamble Company, having held a number of senior management positions in the Group. He is Chairman of Fiske plc and, until March 2004, was a non-executive director of Safeway plc.

6 Richard Banks (Aged 54)
Managing Director, Wholesale Banking
Appointed to the Board in 1998, Richard Banks has responsibility for Wholesale Banking, including the Commercial Banking and Treasury businesses. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.

7 Jane Barker (Aged 56)
Non-Executive Director
Appointed to the Board in 2004, Jane Barker is a Chartered Accountant and Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She was, until July 2005, a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.


8


9

8 David Bennett (Aged 43)
Group Finance Director
Appointed to the Board in 2000, David Bennett is responsible for financial accounting, planning and reporting, strategic planning, group risk, and group property services. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd. He became a non-executive director of easyJet plc in October 2005.

9 Rodney Duke (Aged 55)
Non-Executive Director
Appointed to the Board in January 2006, Rod Duke's career has been with HSBC, where he spent over 33 years. Prior to his retirement in 2004 he was General Manager Banking Services and a Group General Manager, managing the bank's distribution capability for personal and commercial customers. He had previously held a number of executive positions across the bank including investment banking, credit cards and operations. Rod is a non-executive director of Exedra Clubs Limited and Books of Course Limited.


10


11

10 Mike McTighe (Aged 52)
Non-Executive Director
Appointed to the Board in 2000, Mike McTighe is currently Chairman of Frontier Silicon Limited, Phyworks Limited, Corvil Limited, Nujira Limited and Cambridge Semiconductor Limited, a non-executive director of Pace Micro Technology plc and a director of London Metal Exchange Holdings Limited. He is also a member of the technology advisory board of Apax Partners. Previously he was Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he was with Philips of the Netherlands, Motorola and GE.

11 Chris Rhodes (Aged 42)
Managing Director,
Retail Banking
Appointed to the Board in 2002, Chris Rhodes became Managing Director, Retail Banking in 2003. He was previously the Group's Operations Director, and has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).


12


13

12 Margaret Salmon (Aged 58)
Non-Executive Director
Appointed to the Board in 2004, Margaret Salmon is a Fellow of the Institute of Personnel Development and a non-executive director of Kingfisher plc. She is also Chairman of the Sector Skills Development Agency. Her previous executive roles have included being Chief Executive, BBC Resources Ltd, Group Personnel Director of The Burton Group and a Director of the University for Industry.

13 Jonathan Watts (Aged 51)
Non-Executive Director
Appointed to the Board in 2000, Jonathan Watts is President of Hutchison Network Services UK Ltd (part of the Hutchison Whampoa Group of companies) and Chairman of Connectivityman Limited. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.

Directors' Report

The directors have pleasure in presenting their report and the consolidated financial statements of Alliance & Leicester plc for the year ended 31 December 2005.

Principal Activities and Business Review

The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

The Group's business during the year and future plans are reviewed on pages 4 to 26.

Results and Dividends

The profit on ordinary activities before tax for the year ended 31 December 2005 was £547.1m (2004: £586.6m).

An interim net dividend of 16.8 pence per share (2004: 15.7 pence per share) was paid on 10 October 2005.

The directors propose a final net dividend for the year of 34.7 pence per share (2004: 32.6 pence per share) to be paid on 8 May 2006.

Directors

The following persons were directors of the Company during the year:

Sir Derek Higgs *Chairman* (from 28 October 2005)
Mr J R Windeler *Chairman* (to 27 October 2005)
Mr M P S Barton *Deputy Chairman*
Mr R A Pym *Group Chief Executive*
Mr M R Aish (from 20 May 2005)
Mr M J Allen
Mr R L Banks
Mrs J V Barker
Mr D J Bennett
The Hon D Brougham (to 7 May 2005)
Mr R M McTighe
Mr C S Rhodes
Mrs M Salmon
Mr E J Watts

The names and brief biographies of the current directors are shown on pages 28 and 29. Messrs R A Pym, D J Bennett and R M McTighe will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting. Sir Derek Higgs and Mr M R Aish were appointed directors on 28 October 2005 and 20 May 2005 respectively and will offer themselves for election at the forthcoming Annual General Meeting. Mr R J Duke was appointed director on 1 January 2006 and will offer himself for election at the forthcoming Annual General Meeting.

Directors' Interests in Contracts

No director had a material interest at any time during the year in any contract of significance, other than a service contract (see Directors' Report on Remuneration on page 37), with the Company or any of its subsidiary undertakings.

Directors' Interests in Shares

Directors' interests in the shares of the Company and options to acquire shares are set out in the Directors' Remuneration Report on pages 35 to 41.

Substantial Shareholders

Shareholders with an interest in the issued ordinary share capital of the Company, disclosed in accordance with Sections 198-208 of the Companies Act 1985, are shown in Note 37 on page 77.

Corporate Governance

The Group's Statement of Corporate Governance is set out on pages 31 to 34.

Social Responsibilities

The Group's Corporate Social Responsibility Report is set out on pages 14 to 17.

Charitable and Political Donations

No donations were made to political parties. Charitable donations are disclosed in the Corporate and Social Responsibility Report on pages 16 to 17.

Staff

The Group's staff policies are set out under 'Our Workplace' on pages 15 to 16.

Creditor Payment Policy

The Group's creditor payment policy is set out on page 14.

Risk Management

The financial risk management objectives and policies of the Group are shown in Notes 2 and 3 on pages 54 to 59.

Authority to Purchase Shares

During the year, 575,000 shares of 50 pence each, representing a nominal value of £287,500, were repurchased and cancelled, representing 0.13% of the Company's issued capital as at 31 December 2005. The aggregate consideration (including stamp duty) paid for the shares was £5.0m. The purpose of the share buyback programme was to help manage the Group's capital base.

Capital efficiency remains a key financial objective and shareholder authority will again be sought, at the Annual General Meeting, for the Company to purchase in the market up to 44.8 million of its shares, representing some 15% of the issued share capital, in order to retain flexibility in managing the Company's capital requirements.

Special Business

The Annual General Meeting will be held on 2 May 2006. Special business to be transacted at the Meeting is set out in full in the Notice of the Annual General Meeting

Auditors

A resolution re-appointing Deloitte & Touche LLP as the Company's auditors and authorising the Group Audit Committee to determine their remuneration will be proposed at the Annual General Meeting.

On behalf of the Board

S Lloyd
Group Secretary
26 February 2006

Principles of Corporate Governance
The Board of Alliance & Leicester recognises that good corporate governance practices are essential to the prosperity of the Group and to achieving our strategic objectives. It believes that an effective Board is fundamental in ensuring strong corporate governance and continues to strive for excellence in the execution of its duties.

Compliance Statement
For the year ended 31 December 2005, Alliance & Leicester has applied the principles and complied with the provisions of Section 1 of the Combined Code on Corporate Governance. Details of how Alliance & Leicester complied with the Code are summarised in this statement.

Board Structure
At the date of this report, the Group Board comprises the Chairman, Sir Derek Higgs, the Group Chief Executive, Richard Pym, three executive directors and eight non-executive directors, all of whom are considered to be independent by the Board. Peter Barton is Deputy Chairman and Senior Independent non-executive Director. Biographical details of the current directors are set out on pages 28 and 29.

The directors come from diverse business backgrounds and each actively and effectively contributes to the work of the Board and its Committees.

Role of the Group Board
The Group Board is responsible for delivering the Group's strategy of sustained growth in shareholder value through challenging performance objectives, whilst ensuring compliance with legal and regulatory requirements. The non-executive directors constructively challenge the management team and supplement the executive directors' management expertise with a diversity of business skills and experience.

The Group Board is scheduled to meet monthly and reviews and debates strategy, operating and financial performance, risk management and internal controls. Details of the number of Board and Committee meetings and attendance at those meetings are set out on page 34. Formal minutes or reports of each meeting are prepared and circulated to all directors.

In addition the Group Board held a one day meeting during the year to review strategic matters.

There is a formal schedule of matters reserved to the Group Board, including:

- setting corporate strategies and objectives;
- approval of interim and final financial results;
- approval of major capital expenditure;
- approval of annual budgets and medium term plans;
- approval of significant changes in the Group structure and product range.

The Board has empowered the Group Chief Executive to approve all other matters within agreed financial limits and he in turn delegates the operational and financial management of the Group to the executive directors and senior managers, to achieve agreed targets.

Appointment and Induction of Directors
The composition of the Board is kept under review with the aim of ensuring that the directors collectively possess the necessary skills and experience to direct the Group's business activities.

During the year Sir Derek Higgs was appointed to the Board to succeed Mr J R Windeler as Chairman and an additional independent non-executive director, Mr M R Aish, who has extensive experience in banking and risk issues, was appointed to the Board. Mr R J Duke was appointed to the Board with effect from 1 January 2006 and has

The process for appointing new directors is determined by the Nomination Committee. Prior to the appointment of a non-executive director, clear selection criteria are agreed by the Committee before an external search consultancy is appointed to identify prospective candidates, from which a short list is presented to the Committee. This process was followed for the recent appointments.

Newly appointed directors submit themselves for election by shareholders at the first Annual General Meeting after their appointment and at least every three years thereafter. An induction programme provides an understanding of the Group and its strategy, products, markets and financial position and includes guidance on directors' legal responsibilities. New directors also have a series of introductory meetings with senior management of the Group and all directors make regular visits to the Group's operational locations. Non-executive directors may at any time seek independent advice via the Group Secretary.

The appointment of all non-executive directors is documented in a letter of appointment, the standard terms of which are available on the Group website at www.alliance-leicester-csr.co.uk

Board Committees
The terms of reference for the principal Group Board Committees are available on the Group website at www.alliance-leicester-csr.co.uk. As explained later in this report, with effect from 1 January 2006, the Board Committee structure was changed and the current principal Board and management committees and terms of reference and membership of the highlighted Board Committees are detailed below.


Group Board
Nomination Committee
Remuneration Committee
Group Risk Committee
Group Audit Committee
Credit Committee
Assets & Liabilities Committee
Operational Risk Committee

Nomination Committee
The Nomination Committee comprises the Group Chairman and four non-executive directors and is responsible for:

- evaluating the balance of skills, knowledge, experience and time required of directors and the structure, size and composition of the Group Board and its Committees;
- recommending new appointments to the Group Board and reviewing re-appointments as they become due;
- succession and contingency planning for all Board and Committee appointments; and
- the annual review of performance of non-executive directors and Board Committees.

As at the 26 February 2006, the Committee members are:

Sir Derek Higgs (Chairman)
Mr M J Allen
Mr M P S Barton
Mrs M Salmon
Mr E J Watts

Sir Derek Higgs replaced Mr J R Windeler who resigned as Chairman of the Nomination Committee, on 27 October 2005.

Mrs D Henderson, Head of Board Office, is the Secretary of the Nomination Committee.

During 2005, the Committee's activities included considering the nominations for a new Chairman and new non-executive directors

Remuneration Committee

The composition and work of the Remuneration Committee and the Group's remuneration policy is described in detail in the Directors' Remuneration Report on pages 35 to 41.

Group Audit & Risk Committee

The Group Audit & Risk Committee comprised five non-executive directors and until 31 December 2005 was responsible for the following areas:

- Risk and internal controls
  - risk management and internal controls;
  - reviewing the annual Group Risk plan;
  - approving the annual internal audit and compliance plans and monitoring their progress;
  - reviewing the annual report from the Group Money Laundering Reporting Officer.
- Financial Reporting: reviewing
  - the Annual Report & Accounts and Interim Results on behalf of the Group Board;
  - management representations;
  - changes to accounting policy and compliance with best principles and regulatory requirements;
  - recommending the appointment and re-appointment of external auditors.

The Committee carried out all these activities during the year.

The Committee was scheduled to meet at least four times a year and during 2005 met five times. The additional meeting was arranged to enable the Committee to fully discuss the impact of International Financial Reporting Standards on the financial results of the Group.

During the year the Committee reviewed the level of fees in respect of audit services and oversaw the policy for engaging the Group's External Auditors for audit and non-audit services – details of this policy can be found at www.alliance-leicester-csr.co.uk. The Committee also reviewed the independence of the auditors on a regular basis during 2005 and met separately the Head of Group Internal Audit and the Audit partner from Deloitte, in both cases without any other attendee from the Group.

In addition, the Committee reviews the 'whistle blowing' arrangements, ensuring that employees may raise concerns about possible improprieties in relation to the Group's business or financial reporting.

As at the 31 December 2005, the Committee members were:

Mrs J V Barker (Chairman)*
Mr M P S Barton*
Mr M R Aish (from 20 May 2005)*
Mr R M McTighe
Mr E J Watts

The Hon. D Brougham resigned from the Committee on 7 May 2005 at the same time that his retirement from the Board took effect.

*The Board considers that these members of the Committee have recent and relevant financial experience.

Miss A Ward, Head of Group Internal Audit, was the Secretary of the Group Audit & Risk Committee and meetings were attended by the Group Chief Executive, the other executive directors, the Director of Accounting & Taxation, the Director of Group Risk, the Group Secretary and representatives from Deloitte, the External Auditors.

Group Credit Policy Committee

The Group Credit Policy Committee comprised three non-executive directors, the Group Chief Executive, the Director of Group Risk and the and until 31 December 2005 was responsible for approving the Group's credit, market and liquidity risk policies and reviewing Group credit and market risk and related issues. The Committee met five times during 2005 and as at 31 December 2005 the Committee members were:

Mr M P S Barton (Chairman)
Mr M R Aish
Mrs J V Barker
Mr R A Pym
Mr M Thomas
Mr S Baum
Mr R L Towers

A senior member of the Group Risk Department acted as the Secretary to the Committee and meetings were attended by the executive directors, the Director of Corporate Banking and others as the Committee thought necessary.

Changes to Board Committees

Following a review of Committee responsibilities the Group Board has replaced the Group Audit & Risk Committee and the Group Credit Policy Committee with the Group Audit Committee and the Group Risk Committee, both with effect from 1 January 2006.

Group Audit Committee

The Group Audit Committee has responsibility for financial reporting and the monitoring of internal controls on behalf of the Board, and will approve the annual Compliance and Internal Audit plans. Committee members recognise the importance of maintaining an effective system of internal controls to safeguard shareholders' investments and Group assets.

The Committee comprises five independent non-executive directors and is attended by the Group Chief Executive, executive directors, the Director of Accounting & Taxation, the Director of Group Risk, the Group Secretary, the Head of Group Internal Audit and a representative from Deloitte, the External Auditors.

The Committee members as at 26 February 2006 are:

Mrs J V Barker (Chairman)*
Mr M R Aish*
Mr M P S Barton*
Mr R M McTighe
Mr E J Watts

Miss A Ward, Head of Group Internal Audit, is the Secretary of the Group Audit Committee.

*The Board considers that these members of the Committee have recent and relevant financial experience.

Group Risk Committee

The Group Risk Committee (which has taken responsibility for all the activities previously carried out by the Group Credit Policy Committee) reviews the management of business, market, credit and liquidity risks and internal controls, and approves policies for the management of risk and internal control. The Committee also receives the report from the Group Money Laundering Reporting Officer.

The Committee comprises three independent non-executive directors, the Group Chief Executive and the Director of Group Risk, and is attended by the other executive directors, the Directors of Credit & Risk for Wholesale Banking and Retail Banking, the Director of Lending, the Group Secretary, the Head of Group Internal Audit and the Head of Group Compliance.

The Committee members as at 26 February 2006 are:

Mr M R Aish (Chairman)
Mr M P S Barton
Mrs J V Barker
Mr R A Pym

A senior member of the Group Risk Department acts as the Secretary to the Group Risk Committee.

Chairman's Committee

The Chairman's Committee is empowered to take urgent decisions between Board meetings and comprises the Chairman or a non-executive director, the Deputy Chairman or another non-executive director and the Group Chief Executive or one other Executive Director.

Evaluation of the Group Board and Committees

The Board is subject to rigorous annual evaluation of its own performance. Each director completes a detailed questionnaire identifying areas for improvement in the conduct and proceedings of the Board and information provided to it.

The performance of each Board Committee was evaluated during the year and the results of those evaluations were reported to the Group Board.

The evaluation results are used to debate and constructively improve the performance of the Board and each Board Committee.

The Chairman and non-executive directors receive annual performance evaluations, where directors score their performance according to a scale and give qualitative comments as appropriate. The results enable the Chairman to discuss with individual directors their contribution, commitment and any development areas. The Nomination Committee receives the results of the individual evaluations to assist in its annual review of the performance and re-appointment of non-executive directors.

The performance of the Chairman is reviewed by the senior independent non-executive director and the other non-executive directors, although as Sir Derek Higgs was appointed as Chairman on 28 October 2005, he did not receive an evaluation in 2005.

The Chairman is responsible for appraising the Group Chief Executive's performance annually against objective criteria agreed by the Remuneration Committee. The Group Chief Executive in turn is responsible for appraising the performance of the other executive directors and presents the results of those appraisals to the Remuneration Committee for consideration and determination of their remuneration.

Accountability and Audit

Internal Control

The Board is responsible for the Group's system of internal controls and for monitoring its effectiveness. The directors are required by law to establish systems for the control of the conduct of the business under the Financial Services and Markets Act 2000 and to conduct the business with prudence and integrity, ensuring that there are adequate reserves and other capital resources and assets in liquid form for the protection of depositors.

The Group's system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and provide reasonable assurance as to the effectiveness of the safeguards protecting the business against the risk of material error, loss or fraud. The Group Audit & Risk Committee reviewed the effectiveness of the Group's system of internal control for the year to 31 December 2005 on behalf of the Board, and the Group Audit Committee and Group Risk Committee have reviewed the operation of the Group's controls to identify any material developments occurring since the year end.

There has been in place for the year under review and up to the date of this report a process of identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board and accords with the Turnbull Guidance for Directors contained in the Combined Code.

The Board receives monthly reports from the key executives identifying the external business and economic environment on their areas of responsibility. The Board also receives minutes and reports from the Chairmen of the Group Audit Committee and the Group Risk Committee. These identify any significant issues relating to the adequacy of the Group's risk management policies and procedures across the full range of risk to which the Group is exposed.

The Board has delegated oversight of the Group's Internal Control Policy to the Group Risk Committee.

Each meeting of the Group Risk Committee and the Group Audit Committee receives a report identifying the effectiveness of internal controls together with specific reports on any major issues. The Board retains control over this area through the presentation of regular Group Audit Committee and Group Risk Committee "activities" reports to the Group Board, together with the minutes of the Committees' meetings.

The key features of the system of business control and risk assessment established by the Board are:

- A Group Internal Control Policy requiring all senior managers to identify major risks and monitor the effectiveness of internal controls against key performance indicators applied throughout the business. The effectiveness of these controls is confirmed and certified to the Board in February and July each year via the Group Risk Committee and the Group Audit Committee. The Group's Internal Audit Department carries out reviews of the self certification process operated by each department or business unit as part of the audit of that department or unit;
- A well defined management structure with clear accountabilities and delegations;
- The Group Audit Committee, the Group Risk Committee and a system of executive management committees, including the Executive Directors Meeting and the Group Executive Management Committee. These committees enhance and support the oversight role of the Board;
- A comprehensive planning and budgeting process that delivers detailed annual financial forecasts and targets for Board approval;
- Management information systems which enable the Board to receive comprehensive monthly analysis of financial and business performance including variance against budget;
- A Group Risk Management function and Group Operational Risk Committee with overarching responsibility for the monitoring and reporting of all major risks to which the Group is exposed, supported by specialist risk functions;
- An Internal Audit function which reports to the Group Audit Committee on the effectiveness of key internal controls in relation to these major risks;
- A Compliance function to manage relationships with the Group's key regulators and to identify major compliance and regulatory risks;
- A Financial Crime Steering Group, chaired by the Group Chief Executive, which considers the potential exposure of the Group to loss through financial crime and the controls in place to mitigate the risk of such loss;
- A Group Money Laundering Reporting Officer and anti-money laundering procedures and controls including training programmes for all staff; and
- Documented procedures and authority levels to ensure that risks involved in major projects are properly assessed and controlled.

The activities of the Group, including the systems of business control, are subject to supervision by the Financial Services Authority. The Group is required on a regular basis to submit detailed prudential and with its supervisors, conducting the relationship in an open and constructive manner.

Going Concern

The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Relations with shareholders

The Company's investor relations programme is tailored to meet different shareholder requirements.

Institutional shareholders may attend meetings, conference calls, presentations and results briefings. The Company's major institutional shareholders have the opportunity to meet regularly with the Company's management and have the opportunity to request a meeting with the Chairman or non-executive directors. Representatives from two institutional shareholders were invited to meetings of the Group Board in 2005 at which they presented their views on the Group. The Chairman and non-executive directors attend results presentations and the senior independent non-executive director is available to deal with any concerns raised by institutional shareholders, which cannot be resolved through the normal channels of the Chairman or Group Chief Executive.

Communications with private shareholders are primarily managed by the Group Secretary. All shareholders have the opportunity to meet the directors at the Annual General Meeting which is held in the evening at the Company's Leicestershire head office. Shareholders who are unable to attend are encouraged to vote by proxy and may appoint their proxy by post, on the internet or via CREST.

The Group website provides investors and potential investors with information about the Group's financial performance and results, share price, announcements to the market, group policies, terms of reference for Board Committees and a number of frequently asked questions and answers. Shareholders may also contact the investor relations or shareholder services managers via the website.

Attendance at Board and Committee Meetings during 2005

	Group Board	Remuneration	Nomination	Audit & Risk
Total number of meetings held in 2005	11	6	2	5
Sir Derek Higgs, Chairman (from 28.10.2005)	2		1	
Mr J R Windeler (to 27.10.2005)	9		1	
Mr R A Pym	11			
Mr M P S Barton	11	6	2	5
Mr M R Aish (from 20.5.2005)	6			2
Mr M J Allen	10	5	1	
Mr R L Banks	11			
Mrs J V Barker	11			5
Mr D J Bennett	11			
The Hon. D Brougham (to 7.5.2005)	2			1
Mr R M McTighe	10	5		4
Mr C S Rhodes	11			
Mrs M Salmon	11	6	2	
Mr E J Watts	11		2	4

During the year, apologies were received from Mr Aish, Mr McTighe and Mr Allen for one Board meeting, and for the Hon. D Brougham for two meetings, owing to unavoidable commitments outside Alliance & Leicester. All directors receive the Board papers and have the opportunity to raise questions via the Chairman or Group Secretary if they are unable to attend.

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the Company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' Report and Directors' Remuneration Report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

This report provides the Company's statement of how it has applied the principles of good governance set out in the Combined Code and the disclosures required by Schedule 7A to the Companies Act. The report of the auditors on the financial statements set out on page 42 confirms that the scope of their report covers, where required, the disclosures contained in or referred to in this report that are specified for their audit by the UK Listing Authority and under the Companies Act. It has been approved by the Board and will be put to the shareholders at the Annual General Meeting inviting them to consider and approve the report.

Remuneration Committee

Role

The Remuneration Committee ("Committee") is responsible for determining the pay and benefits and contractual arrangements for the Chairman, executive directors and the Group Secretary, and for overseeing the Group's Share Schemes. The Committee also recommends and monitors the structure and levels of remuneration for senior managers throughout the Group. In fulfilling its role, the Committee develops and recommends to the Board remuneration strategies that drive performance and reward that performance appropriately. It operates under the delegated authority of the Board and its Terms of Reference are available to view on the Group's website – www.alliance-leicester-csr.co.uk

During the year, the Committee, inter alia, (a) reviewed the remuneration of the executive directors, Group Secretary and senior managers of the Group, (b) considered the impact of the Pensions Simplification regime on executive directors, senior managers and the Group's pension schemes, (c) reviewed and considered changes to the Group's share schemes prior to requesting renewal of shareholder approval, (d) monitored the performance of external advisers to the Committee in relation to executive remuneration and human resource activities, (e) implemented the Long Term Incentive Plan approved at the 2005 Annual General Meeting and (f) monitored the vesting of awards under the Executive Share Options schemes and the Deferred Bonus scheme.

Membership and Meetings

The Committee comprises the following non-executive directors:

Mr M P S Barton
(Committee Chairman and Senior Independent non-executive Director)
Mr M J Allen
Mr R M McTighe
Mrs M Salmon

The Hon. David Brougham was a member of the Committee until 7 May 2005.

The Group Secretary, Mr S Lloyd, acted as secretary to the Committee throughout 2005 and provided professional assistance to the Committee on governance issues.

The number of Committee meetings held during 2005 and directors' attendance is set out on page 34. At the invitation of the Chairman of the Committee, the Group Chairman, the Group Chief Executive and the Director of Human Resources, Ms F Rodford, attend Committee meetings to provide background and context on matters relating to the remuneration of the executive directors and senior managers, but do not attend when the Committee discusses matters relating to their personal remuneration.

The Committee's performance is evaluated on an annual basis and the results are reported to the Board. The evaluation process is set out in the Statement of Corporate Governance on pages 31 to 34.

Advisers

and Mercer Human Resource Consulting ('Mercer') to advise specifically on pension related issues. With the agreement of the Group Audit Committee, the Company's external auditor, Deloitte & Touche LLP, continues to provide specialist advice on the Group's Share Schemes. Mercer also acts as actuaries and advisers to the Group's pension scheme and advises the Company on matters relating to its operation.

Remuneration Policy

To deliver the strategic objective of increasing shareholder value the Group needs to attract and retain high calibre and committed people and create the reward opportunities for them. The Board's remuneration policy for executive directors and senior managers is aligned with this objective and rewards both individual and company performance measured against performance criteria that are relevant and realistic but also challenging, so that good performance is encouraged. Therefore, remuneration arrangements will continue to focus on incentive plans that encourage delivery of operating plans and shareholder value.

Also, under Committee guidelines, each executive director is required to build up over a period of five years and retain, whilst a director, a minimum holding of shares in the Company with a value equivalent to his or her annual basic salary.

The Committee also monitors the bonus schemes and share awards for all senior managers in the Group.

For 2006 and beyond, annual salary will continue to be set at levels not normally exceeding market median, whilst bonuses and long term incentive plans will reflect market upper quartile competitive levels, subject to fulfilment of performance conditions based on Earnings per Share ('EPS') and Total Shareholder Return ('TSR'). The Committee reviews the elements of the reward package, benchmarking them against other banks and financial services organisations.

Performance Graph

The performance graph below shows the Company's performance, measured by TSR, in comparison with the FTSE 100 Index over the five years ended 31 December 2005. The FTSE Index was chosen as it is a broad equity market index of which the Company forms a component.


200
180
160
140
120
100
80
60
40
20
'01
'02
'03
'04
'05
TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

Components of the Remuneration Package

Basic salary

Basic salaries of executive directors are set by reference to background information from independent advisers on a specific financial services comparator group and general market trends within companies in the FTSE 100 Index. Salary levels are reviewed annually (unless responsibilities change) and may vary depending on each executive director's experience, responsibilities, and personal contribution. Details of salaries payable for 2005 are set out on page 38.

Similarly, the senior managers' salary levels are assessed annually

At 31 December 2005, the average salary for the most senior managers was £166,100. The salary banding for this group is as follows:

Salary band (£)	Number of managers
125,000-150,000	6
150,000-175,000	8
175,000-200,000	2
200,000-225,000	1
225,000-250,000	1
Grand total	18

Annual Bonus

For 2005, bonuses are contingent on achievement of performance targets set by the Committee. These combine corporate (pre-tax profit and return on equity) and individual performance targets. The return on equity target is 17% to 23%. The pre-tax profit target is considered commercially sensitive. The corporate targets are consistent across all senior managers and directors who are eligible to participate in the bonus scheme. Assessment of the executive directors' individual performance against their individual objectives is carried out by the Committee. The individual performance objectives are directly linked to achievement of the Group's strategic targets.

The bonus for executive directors, for on-target performance, is 75% of salary, with a maximum of 150% of salary for exceptional performance.

For 2006, it is intended that the same bonus scheme will operate.

In line with the Committee guidelines to build up a shareholding equivalent to his basic salary, each executive director will continue to take at least one quarter of his annual bonus in deferred shares until he has achieved the appropriate shareholding. There will be no match of the deferred shares by the Company. The rights to deferred shares cannot normally be exercised for three years and will lapse if not exercised within seven years.

Bonuses are discretionary and are non-pensionable.

Share Options

Share options allow a holder to buy shares at a future date, at the share price prevailing at the time of grant. All executive directors and senior managers were eligible in 2005 for the grant of options under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes. From 2006 options will be granted to executive directors, associate directors and divisional directors only.

The options granted prior to 2006 are linked to the achievement of compound EPS growth over the three year performance period of RPI+9%. This achievement results in full vesting. However, for options granted from 2006, subject to receiving shareholder approval for renewal of the Plans and in accordance with best practice, it is intended to introduce a sliding scale. Only 50% of the awards will become exercisable at EPS growth of RPI+3% per annum and 100% of awards will become exercisable if EPS growth exceeds RPI+5% per annum over the three year performance period. Straight line interpolation will be used for achievement between those points. The Committee considers this performance condition to be suitable and appropriate as a means of focusing executive directors on generating earnings growth and accords with current market practice.

From 2006, the aggregate value of new shares, for which options to subscribe may be granted to each executive director in any year, cannot exceed a maximum total annual award of two times basic salary.

The value of shares subject to option grants to executive directors has typically been up to one and half times basic salary (two times for new appointments), but from 2006 it is intended that the grants will be between 150% and 200% of basic salary, although the Committee will keep the performance conditions under review. Senior managers, other than executive, associate and divisional directors, who previously participate in a Restricted Share Plan under which awards ranging between 0% and 15% of basic salary (depending on individual performance ratings) will be made. For associate and divisional directors it is intended that from 2006 option grants will be between 100% and 150% of basic salary, having previously been subject to a maximum of 100%. Grants are made in two tranches following the final and interim results. No options are awarded within two years of an individual's 60th birthday, although from 2006 no options will be awarded within six months of an individual's 60th birthday, to ensure the scheme complies with age discrimination legislation.

Options normally vest after three years subject to attainment of the relevant performance conditions. Provisions previously existed for the re-testing of performance after year 4 and year 5, calculated from the base grant year and based on percentage growth in EPS exceeding the increase in RPI by at least 12% (year 4) or 15% (year 5). No re-testing of performance will take place for grants made in 2005 and thereafter. Options granted prior to 2002 are subject to performance conditions that may be measured over any three-year period, within the term of the option.

Under the rules of the share option schemes, options are exercisable prior to the third anniversary of the date of grant where an option holder ceases to be employed by the Company by reason of death, injury, ill-health, disability, redundancy, retirement or transfer of the employing company outside the Group or at the discretion of the Committee in any other circumstances. Also, in these circumstances, any performance conditions attaching to the exercise of the options awarded prior to 2006 cease to apply.

It is proposed that for future awards from 2006, if any of these events should take place, the number of shares over which the option can be exercised will be pro-rated in line with the amount of time elapsed since the grant of the option, and performance conditions will also apply, subject to the Committee's discretion.

Fair Value Volatility

The Committee recognises that fair value accounting volatility arises from the requirement in IAS 39 to measure all derivatives at fair value, with changes in fair value recorded in the income statement unless designated as part of a hedging relationship. The volatility from derivative fair value movements can be mitigated by hedging, but in practice some accounting volatility will remain, even where hedges are used to match the risk exposure on an economic basis. Therefore, for grants made in 2006 and beyond, the Committee has agreed that calculation of the underlying EPS should exclude fair value accounting volatility, which is consistent with the Group's primary strategic target for return on equity, the calculation of which also excludes this.

Long Term Incentive Schemes

Deferred Bonus Scheme

The last grant to directors, under the deferred bonus scheme, was made during the year, relating to the bonuses awarded for 2004.

Awards of matched shares only begin to vest when median TSR performance relative to the peer group is achieved, with linear progression from one matching share at median performance up to three matching shares for upper quartile performance.
The constituents of the peer group, excluding the Company are:

Barclays Bank plc	Northern Rock plc
Bradford & Bingley plc	HBOS plc
The Royal Bank of Scotland Group plc	Lloyds TSB Group plc

The rights to matching shares cannot normally be exercised for three years, except in the circumstances set out below, and lapse if not exercised within seven years. TSR is considered by the Committee to be a suitable measure for this type of scheme, as it provides clear links with the creation of shareholder value. Further details are set out on

Under the Deferred Bonus Scheme, options may be exercised prior to the third anniversary of the date of grant where the executive director ceases to be employed by reason of death, injury, ill-health, disability, retirement or at the discretion of the Trustees to the Scheme, based on the recommendations by the Committee in any other circumstances. Performance conditions apply unless waived by the Committee and are normally subject to a three-year performance period, without re-testing.

For senior managers, other than executive, associate or divisional directors, a new deferred bonus plan is proposed to be introduced in 2006, subject to shareholders' approval. No performance conditions will apply to this plan.

Performance Share Plan
The first award under the Performance Share Plan ('Plan') was made to executive directors in 2005. The annual award under the Plan will normally be over shares to the value of 125% of salary, with the Committee retaining discretionary flexibility to adjust this level up or down, having regard to the performance of the business and the individual. Any adjustment is likely to be in the range of plus or minus 25% of salary, with an absolute maximum annual award of 200% of annual salary. The award in 2005 was 125% of salary in each case. The performance period is three years, with no re-testing. The performance test is in two parts:

- The vesting of 50% of the award depends on the performance of the Company's TSR relative to a peer group of retail banks which consists of the following:

Allied Irish Banks plc	Bank of Ireland plc
Barclays Bank plc	Bradford & Bingley plc
HBOS plc	HSBC plc
Lloyds TSB Group plc	Northern Rock plc
Standard Chartered plc	The Royal Bank of Scotland Group plc

- 30% of this part of the award is payable at median performance and maximum vesting is for achieving upper quartile performance, with straight-line interpolation between these points.
- The vesting of the other 50% of the award depends on the Company's adjusted EPS growth relative to inflation over each performance period. 30% of this part of the award will vest when the adjusted EPS growth equals RPI +3% per annum over the performance period, and with further vesting at a growth of RPI +8% per annum, with straight-line interpolation between these points.

In the event of a change of control of the Group taking place, the Committee, in its absolute discretion, will determine the extent to which an award may vest, having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied.

If an individual leaves the Group, an unvested award will normally lapse. However, in exceptional circumstances (for example, as a result of retirement) the rules of the Plan allow awards to vest early at the discretion of the Committee.

The shares required in connection with the Plan are sourced from market purchase or, subject to the usual dilution limits, new issue or treasury shares.

From 2006, it is intended that the associate and divisional directors will participate in the Plan.

None of these benefits is pensionable.

Employee Share Schemes
Executive directors also participate in the Company's existing Employee Share Schemes, including the Savings Related Share Option Scheme and the Company's Share Incentive Plan, on the

Service Contracts
Executive directors have service contracts that continue until terminated by twelve months' notice (but which in any event terminate on their 60th birthday).

The contractual provisions state that, if the employment of an executive director is terminated by the Company for any reason (other than due cause) without twelve months' notice being given, the director is entitled to receive payment of twelve months' basic salary and pension benefits. In addition, the Committee, having regard to the individual director's performance for the period worked, may in its absolute discretion award a cash bonus in respect of the period worked. Life insurance and medical insurance cover will be maintained for twelve months from the termination date. On termination by the Company no such payments of salary and pensions benefits will exceed a payment based on the number of months from the date of termination of employment to the executive director's normal retirement date. There is no provision for receipt of additional compensation in the event of a change of control.

The executive directors may terminate their contracts of employment at any time by giving six months' prior notice.

Pensions
Executive directors are members of the Defined Benefit Section of the Alliance & Leicester Pension Scheme, which has a normal retirement age of 60.

The main features of the pension promise for executive directors, based on the standard terms of the Scheme, are:

(a) Pensions from age 60 of 1/60th of basic salary averaged over the last twelve months prior to retirement for each year of pensionable service.

(b) A cash benefit on death in service of 4x annual rate of basic salary at date of death.

(c) Pensions payable in the event of ill-health.

(d) Pensions for dependants on a member's death are generally equal to half the member's prospective retirement pension at 60 on death in service, or half the member's pension entitlement on death in retirement.

Member contributions are 5% of basic salary.

The following directors have special arrangements:

(a) Mr Pym and Mr Bennett are entitled to a pension of 2/3rds of their final pensionable salary on retirement at age 60, inclusive of retirement benefits from service at other organisations.

(b) Mr Pym is not required to contribute. Mr Bennett contributes 15% of the Earnings Cap.

(c) Mr Banks's pension entitlement reduced during the year due to the implementation of a pension sharing order.

There is currently an unfunded, unapproved pension arrangement to increase the pension and lump sum life assurance benefit to the level promised, where, because of Inland Revenue limitations (including those resulting from the Earnings Cap), these cannot be paid in total from the Scheme. Such arrangements apply to Mr Pym and Mr Bennett. Following its review of the impact of the Pension Simplification regime coming into effect from 6 April 2006, the Committee has concluded that the total pension commitment to the executive directors will remain the same. The allocation between the Alliance & Leicester Pension Scheme and unfunded, unapproved arrangements will change during the year in order that a pension can be provided in the most tax efficient manner.

An executive director may, with the consent of the employer, draw an will be reduced in accordance with the Rules of the Scheme to reflect payment before his 60th birthday.

Pensions in payment are subject to contractual increases each April in line with the annual percentage rise in the RPI over the previous calendar year, subject to a maximum of 5%.

There are no discretionary practices that are taken into account in calculating transfer values on leaving service.

Other Benefits
Executive directors are eligible for a range of benefits, which include the provision of a company car, payment of car operating expenses including fuel, concessionary mortgage facilities, life assurance and membership of a private medical insurance scheme.

Other Directorships
The Group is supportive of executive directors who wish to take one non-executive directorship with a publicly quoted company in order to broaden their experience. They are entitled to retain any fees they may receive. Mr R A Pym is a non-executive director of Halfords plc and his fees for the year ended 31 December 2005 were £60,000. Mr D J Bennett was appointed a non-executive director of easyJet plc on 1 October 2005 and his fees for the period from 1 October 2005 to 31 December 2005 were £12,500.

Remuneration for the Chairman and Non-Executive Directors
The fees of the Chairman and the non-executive directors are determined by the Board as a whole in the light of recommendations by the Group Chief Executive, based on comparator information, and within the limits specified in the Articles of Association of the Company. These fees are reviewed annually.

No non-executive director has an employment contract with the Company. On joining the Board, non-executive directors are issued with an appointment letter. New non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. There are no provisions for compensation being payable upon early termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website www.alliance-leicester-csr.co.uk

Non-executive directors are encouraged to build up their shareholding to 5,000 shares. No options have been, or will be, granted to any non-executive directors in their capacity as non-executive directors of the Company.

Non-executive directors who are in full-time employment with a third party employer may elect to pay the whole or part of their fees to it. Payments in respect of Mrs J V Barker are made to her employer.

Details of appointment periods appear below:

	Date of current appointment or reappointment*	Expiry date	Notice period
Sir Derek Higgs	28 October 2005	28 October 2007	None
M R Aish	20 May 2005	20 May 2007	None
M J Allen	1 January 2005	1 January 2007	None
M P S Barton	13 May 2005	13 May 2007	None
R J Duke	1 January 2006	1 January 2008	None
R M McTighe	1 June 2005	1 June 2007	None
E J Watts	8 May 2005	8 May 2007	None
Mrs J V Barker	1 January 2006	1 January 2008	None
Mrs M Salmon	1 July 2004	1 July 2006	None

* which may follow earlier renewals

Chairman
Mr J R Windeler retired on 27 October 2005, after declaring his intention to do so at the Annual General Meeting in May 2005. Sir Derek Higgs was appointed as Chairman on 28 October 2005.

Audited information
Directors' Remuneration
Year ended 31 December 2005

	Salaries /fees £000	Bonus £000	Other benefits £000	**Total 2005(i) £000**	Total 2004(ii) £000
Executive Directors					
R A Pym	619	575	23	**1,217**	1,027
R L Banks	307	255	22	**584**	508
D J Bennett	382	300	2	**684**	555
C S Rhodes	346	290	1	**637**	500
Subtotal	1,654	1,420	48	**3,122**	2,590
Chairman					
Sir Derek Higgs (from 28.10.05)	61	–	–	**61**	–
J R Windeler (to 27.10.05)	333	–	–	**333**	394
Non-Executive Directors					
M R Aish (from 20.5.05)	33	–	–	**33**	–
M J Allen	53	–	3	**56**	54
J V Barker	60	–	–	**60**	52
M P S Barton	136	–	–	**136**	135
The Hon D Brougham (to 7.5.05)	21	–	7	**28**	62
R M McTighe	53	–	3	**56**	52
M Salmon	57	–	–	**57**	26
E J Watts	53	–	2	**55**	54
F A Cairncross (to 31.12.04)	–	–	–	**–**	52
P J Stone (to 30.9.04) (iii)	–	–	–	**–**	46
Subtotal	860	–	15	**875**	927
Total	2,514	1,420	63	**3,997**	3,517

Notes:
i) The total for 2005 does not include deductions made to basic salary for SMART pensions.
ii) Includes aggregate market value of deferred share options granted in respect of bonus related to 2004. This scheme has been replaced by the Performance Share Plan. More details can be found on page 41.
iii) Mr Stone's fees were paid to his company and include VAT.

Pension Entitlements

Executive Director	J R Windeler(i)	R L Banks	D J Bennett	R A Pym	C S Rhodes
Age attained at 31.12.05	62	54	43	56	42
Normal retirement age	60	60	60	60	60
	£	£	£	£	£
Amount of accrued pension £p.a. at 31.12.05	35,427	50,984	64,362	269,199	96,319
at 31.12.04	32,479	84,193	51,501	225,339	85,317
Change in amount of accrued pension £p.a. to 31.12.05	2,948	(33,209)	12,861	43,860	11,002
to 31.12.04	2,813	9,862	11,963	47,303	18,447
Change in amount of Accrued pension £p.a. net of revaluation during year to 31.12.05	1,941	(35,819)	11,264	36,874	8,357
to 31.12.04	1,982	7,781	10,856	42,318	16,574
Directors contributions payable during year to 31.12.05 (ii) (C)	–	15,375	15,705	–	16,625
	£000's	£000's	£000's	£000's	£000's
Cash equivalent transfer value at 31.12.04 (A)	566	1,154	432	3,303	683
Cash equivalent transfer value at 31.12.05 (B)	640	794	645	4,449	925
Change in transfer value over year to 31.12.05 net of member contributions (B-A-C)	74	(375)	197	1,146	225

Notes:

i) Mr J R Windeler was a non-executive director until 27 October 2005. He left the Scheme on 20 March 2003 with entitlement to a deferred pension. The figures shown relate to the benefits that would be payable if he had chosen to retire on 27 October 2005, including increases for late payment.

ii) Notional due to SMART pensions.

Details of terms and conditions associated with these pensions are shown on pages 37 and 38.

Directors' Interests in Ordinary Shares

The beneficial interests of directors at the year end in shares in Alliance & Leicester plc were:

Directors	Fully Paid Shares of 50p each ± As at 1.1.05 (or date of appointment if later)	As at 31.12.05
M R Aish (from 20.5.05)	–	5,000
M J Allen	1,900	5,000
R L Banks	26,544	52,781
J V Barker	5,000	5,000
M P S Barton	6,500	10,000
D J Bennett	19,621	20,918
The Hon. D Brougham (to 7.5.05)	5,000	–
Sir Derek Higgs (from 28.10.05)	–	10,000
R M McTighe	500	5,500
R A Pym	33,783	59,148
C S Rhodes	18,147	25,162
M Salmon	1,000	1,000
E J Watts	5,000	5,000
J R Windeler (to 27.10.05)	107,809	–

± Directors' share interests include the interests of their spouses and infant children, as required by Section 328 of the Companies Act 1985. In addition to the beneficial interests in shares shown as at 31 December 2005, Mr R L Banks, Mr D J Bennett, Mr R A Pym and Mr C S Rhodes were each allocated 85 shares in the capital of the Company by the Share Incentive Plan Trustee on 13 January 2006. There were no other changes in the beneficial interests of the directors in Company shares between 31 December 2005 and 10 February 2006.

Rights to Acquire Shares

In addition, the following directors have options to subscribe for shares of 50p each granted under the terms of the Alliance & Leicester Share Schemes:

	Number of options							
		During the year						
Directors	As at 01.01.05 or at date of appointment if later	Granted	Exercised	Lapsed	As at 31.12.05	Exercise price £	Market price on date of exercise £	Exercise period
R L Banks	38,589			38,589	–	–		–
	47,320		47,320		–	8.77*	9.245	–
	28,731		28,731		–	6.70*	9.73	–
	14,587				14,587	8.055*		23/7/04-22/7/11
	2,094				2,094	6.32≠		1/11/07-1/5/08
	14,038				14,038	8.37*		12/3/05-11/3/12
	17,924				17,924	7.95*		6/8/05-5/8/12
	25,844				25,844	7.545*		26/2/06-25/2/13
	25,582				25,582	8.795*		1/9/06-31/8/13
	3,488				3,488	8.60#		3/3/07-2/3/14
	20,930				20,930	8.60*		3/3/07-2/3/14
	28,776				28,776	8.34*		29/7/07-28/7/14
	–	25,817			25,817	8.715*		7/4/08-6/4/15
	–	28,093			28,093	8.81*		8/8/08-7/8/15
D J Bennett	3,420				3,420	8.77#		17/6/02-16/6/09
	42,189		42,189		–	8.77*	9.245	–
	15,518				15,518	8.055*		23/7/04-22/7/11
	16,427				16,427	8.37*		12/3/05-11/3/12
	20,441				20,441	7.95*		6/8/05-5/8/12
	29,821				29,821	7.545*		26/2/06-25/2/13
	29,846				29,846	8.795*		1/9/06-31/8/13
	2,447				2,447	6.68≠		1/11/09-1/5/10
	28,343				28,343	8.60*		3/3/07-2/3/14
	34,622				34,622	8.34*		29/7/07-28/7/14
		30,550			30,550	8.715*		7/4/08-6/4/15

Directors	Number of options: As at 01.01.05 or at date of appointment if later	During the year: Granted	During the year: Exercised	During the year: Lapsed	As at 31.12.05	Exercise price £	Market price on date of exercise £	Exercise period
R A Pym	5,628		5,628		–	5.33#	9.73	–
	31,093			31,093	–			–
	59,293		59,293		–	8.77*	9.245	–
	60,784		60,784		–	5.10*	9.73	–
	47,761				47,761	6.70*		23/2/04-22/2/08
	21,104				21,104	8.055*		23/7/04-22/7/11
	1,503		1,503		–	6.32≠	9.445	–
	22,700				22,700	8.37*		12/3/05-11/3/12
	32,704				32,704	7.95*		6/8/05-5/8/12
	44,731				44,731	7.545*		26/2/06-25/2/13
	51,165				51,165	8.795*		1/9/06-31/8/13
	45,784				45,784	8.60*		3/3/07-2/3/14
	60,701				60,701	8.34*		29/7/07-28/7/14
	–	51,635			51,635	8.715*		7/4/08 -6/4/15
	–	56,186			56,186	8.81*		8/8/08-7/8/15
C S Rhodes	7,190			7,190	–			–
	14,171		14,171		–	7.85*	9.245	–
	28,544				28,544	6.70*		23/2/04-22/2/08
	22,243				22,243	8.055*		23/7/04-22/7/08
	2,618				2,618	6.32≠		1/11/07-1/5/08
	3,584				3,584	8.37#		12/3/05-11/3/12
	5,885				5,885	8.37*		12/3/05-11/3/12
	20,219				20,219	7.95*		6/8/05-5/8/12
	23,856				23,856	7.545*		26/2/06-25/2/13
	23,877				23,877	8.795*		1/9/06-31/8/13
	26,162				26,162	8.60*		3/3/07-2/3/14
	31,474				31,474	8.34*		29/7/07-28/7/14
	–	27,969			27,969	8.715*		7/4/08-6/4/15
	–	30,221			30,221	8.81*		8/8/08-7/8/15

≠ Options granted under the Alliance & Leicester ShareSave Scheme
The following schemes are subject to performance conditions:
Options granted under the Alliance & Leicester Approved Company Share Option Scheme
* Options granted under the Alliance & Leicester Unapproved Company Share Option Scheme

Gains on exercised options are disclosed in Note 42 to the accounts.

On 30 December 2005 the market price of ordinary shares in Alliance & Leicester plc was £9.94 and the range during 2005 was £8.145 to £9.945.

Bonus Awards

The following table shows the directors' interests in deferred share options awarded under the deferred bonus scheme.

Director	Bonus year		Value of award £	Market value at date of grant £	No. of shares under option	Exercise price £	Exercise period
R L Banks	2002	Deferred Shares	88,200	7.545	11,689#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	78,750	8.60	9,156#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	48,750	8.71	5,593#	Nil	7/4/08-6/4/15
D J Bennett	2001	Deferred Shares	30,000	8.37	3,584#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	72,750	7.545	9,642#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	65,000	8.60	7,558#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	48,000	8.71	5,507#	Nil	7/4/08-6/4/15
R A Pym	1999	Deferred Shares	49,995	5.10	9,803*	Nil	17/2/03-17/2/07
	2000	Deferred Shares	92,000	6.70	13,731#	Nil	23/2/04-23/2/08
	2001	Deferred Shares	80,000	8.37	9,557#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	168,750	7.545	22,365#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	233,000	8.60	27,093#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	228,400	8.71	26,207#	Nil	7/4/08-6/4/15
C S Rhodes	2002	Deferred Shares	67,000	7.545	8,879#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	62,500	8.60	7,267#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	43,500	8.71	4,991#	Nil	7/4/08-6/4/15

* For 1999 bonus year, a maximum of up to two matching shares for each deferred share were awarded as the Company's Total Shareholder Return (TSR) performance ranked greater than 50th percentile against the TSR performance of two comparator groups namely the FTSE Retail Banks Index and the FTSE 100 Index (with application on a linear basis of between zero for 50th percentile performance and two matching shares for the top 25th percentile performance).

For the 2000 to 2004 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 36).

Long Term Incentive Scheme

The following tables show the directors' interests in matched share options awarded under the deferred bonus scheme and under the Performance Share Plan. The figures for the matched shares represent the maximum potential award.

Deferred Bonus scheme

	Award date	Awards held at 1/1/05	Awards granted during the year	Vested during the year	Lapsed during the year	Awards held at 31/12/05	End of period when qualifying conditions must be met
R L Banks	26/2/03	35,067#				35,067#	31/12/05
	3/3/04	27,468#				27,468#	31/12/06
	7/4/05*	–	16,779#	–	–	16,779#	31/12/07
D J Bennett	12/3/02	10,752~		10,752~		–	31/12/04
	26/2/03	28,926#				28,926#	31/12/05
	3/3/04	22,674#				22,674#	31/12/06
	7/4/05*	–	16,521#	–	–	16,521#	31/12/07
R A Pym	17/2/00	–**				–**	31/12/02
	23/2/01	–**				–**	31/12/03
	12/3/02	28,671~		28,671~		–	31/12/04
	26/2/03	44,730#				44,730#	31/12/05
	3/3/04	81,279#				81,279#	31/12/06
	7/4/05*	–	78,621#	–	–	78,621#	31/12/07
C S Rhodes	26/2/03	23,856#				23,856#	31/12/05
	3/3/04	21,801#				21,801#	31/12/06
	7/4/05*	–	14,973#	–	–	14,973#	31/12/07

** Option over 19,606 shares vested during 2003 and over 41,193 shares vested in 2004 for Mr R A Pym. These options remain unexercised at 31 December 2005.

~ The market value of shares on date of grant was £8.37p. The market value on the date of options vesting was £8.765p, representing an aggregate gain of £11,325 for Mr R A Pym, and an aggregate gain of £4,247 for Mr D J Bennett. These options remain unexercised at 31 December 2005.

For the 2000 to 2004 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 36).
The exercise price for the matched share options is nil. There were no variations in terms and conditions of the Scheme during the year.

* The market value of shares awarded on 7 April 2005 was £8.715p.

Performance Share Plan

	Award date	Awards held at 1/1/05	Awards granted during the year	Vested during the year	Lapsed during the year	Awards held at 31/12/05	End of period when qualifying conditions must be met
R L Banks	8/8/05	–	44,693##	–	–	44,693##	31/12/07
D J Bennett	8/8/05	–	52,497##	–	–	52,497##	31/12/07
R A Pym	8/8/05	–	89,387##	–	–	89,387##	31/12/07
C S Rhodes	8/8/05	–	48,240##	–	–	48,240##	31/12/07

Grants made under the Performance Share Plan. The conditions attached to these awards are set out on page 37.

On behalf of the Board

M P S Barton
Chairman of the Remuneration Committee

26 February 2006

Independent Auditors' Report to the Members of Alliance & Leicester plc

We have audited the Group and individual Company financial statements (the 'financial statements') of Alliance & Leicester plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated and individual company statements of recognised income and expenses, and the related Notes 1 to 51. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements, in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union, are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors' Report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section, including the unaudited part of the Directors' Remuneration aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report described as having been audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the individual Company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the individual Company's affairs as at 31 December 2005;
- the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS
As explained in Note 1, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
26 February 2006

4

Statutory Accounts

Consolidated Income Statement

For the year ended 31 December 2005	Notes	2005 £m	2004 £m
Interest receivable and similar income		**2,576.1**	2,300.2
Interest expense and similar charges		**(1,825.1)**	(1,608.9)
Net interest income	6	**751.0**	691.3
Fee and commission income		**508.8**	570.4
Fee and commission expense		**(32.4)**	(67.0)
Gains/(losses) from fair value accounting volatility	7	**(1.0)**	n/a
Other operating income	8	**160.5**	185.6
Total non-interest income		**635.9**	689.0
Operating income		**1,386.9**	1,380.3
Administrative expenses:			
Core administrative expenses and strategic investment costs		**(660.7)**	(674.7)
Exceptional costs arising from the rationalisation of the branch network		**-**	(9.0)
Total administrative expenses	9	**(660.7)**	(683.7)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets		**(31.2)**	(30.1)
On operating lease assets		**(74.0)**	(72.8)
		(105.2)	(102.9)
Total costs		**(765.9)**	(786.6)
Impairment losses on loans and advances	12	**(73.9)**	(59.1)
Operating profit		**547.1**	534.6
Profit on disposal of Group operations	10	**-**	52.0
Profit on ordinary activities before tax		**547.1**	586.6
Tax on profit on ordinary activities	13	**(140.2)**	(161.2)
Profit on ordinary activities after tax		**406.9**	425.4
Profit attributable to minority interests:			
Non-equity tier 1	35	**17.5**	-
Other minority interests	36	**-**	2.1
Profit attributable to the ordinary shareholders of Alliance & Leicester plc		**389.4**	423.3
Earnings per share:			
Basic earnings per ordinary share	14	**86.9p**	92.6p
Diluted earnings per ordinary share	14	**86.5p**	92.1p

Consolidated Balance Sheet

As at 31 December 2005	Notes	2005 £m	2004 £m
Assets			
Cash and balances with central banks	16	**1,704.6**	585.3
Treasury bills and other eligible bills		**17.1**	-
Due from banks	17	**2,524.5**	1,795.6
Trading securities		**306.3**	n/a
Derivative financial instruments	18	**570.8**	n/a
Loans and advances to customers	19	**40,093.8**	33,562.5
Net investment in finance leases and hire purchase contracts	20	**2,146.3**	2,045.8
Debt securities	21	**n/a**	10,523.6
Investment securities:			
– available-for-sale	22	**9,817.8**	n/a
– held-to-maturity	22	**342.5**	n/a
– loans and receivables	22	**150.3**	n/a
– at fair value through profit or loss	22,23	**331.0**	n/a
Intangible fixed assets	25	**18.6**	8.5
Property, plant and equipment	26	**262.4**	272.5
Operating lease assets	27	**364.4**	367.1
Fair value macro hedge		**59.8**	n/a
Other assets	28	**218.6**	93.9
Prepayments and accrued income		**53.2**	465.8
Total assets		**58,982.0**	49,720.6
Liabilities			
Due to other banks	29	**6,566.6**	4,651.2
Derivative financial instruments	18	**410.4**	n/a
Due to customers		**26,437.8**	24,748.4
Debt securities in issue		**21,405.3**	15,843.1
Other liabilities	30	**329.7**	355.9
Current tax liabilities		**52.9**	82.2
Accruals and deferred income		**261.8**	1,032.0
Deferred tax liabilities	31	**259.8**	163.7
Other borrowed funds	32	**939.1**	812.7
Non-equity tier 1	35	**n/a**	297.2
Retirement benefit obligations	33	**106.9**	87.7
Total liabilities		**56,770.3**	48,074.1
Minority interests:			
Non-equity tier 1	35	**310.6**	n/a
Other	36	**–**	4.8
		310.6	4.8
Called up share capital	37	**224.4**	223.2
Share premium account	39	**85.1**	66.7
Capital redemption reserve	39	**73.0**	72.7
Reserve for share-based payments	39	**13.8**	6.7
Available-for-sale reserve	39	**5.8**	n/a
Cash flow hedging reserve	39	**22.5**	n/a
Profit and loss account	39	**1,476.5**	1,272.4
Total ordinary shareholders' equity		**1,901.1**	1,641.7
Total equity and liabilities		**58,982.0**	49,720.6

Approved by the Board of directors on 26 February 2006 and signed on its behalf by:

R A Pym Group Chief Executive
D J Bennett Group Finance Director

Company Balance Sheet

As at 31 December 2005	Notes	2005 £m	2004 £m
Assets			
Cash and balances with central banks	16	**1,221.9**	100.3
Treasury bills and other eligible bills		**17.1**	–
Due from banks	17	**4,344.2**	2,074.0
Trading securities		**306.5**	n/a
Derivative financial instruments	18	**656.5**	n/a
Loans and advances to customers	19	**40,447.1**	34,739.7
Debt Securities	21	**n/a**	9,811.6
Investment securities:			
– available-for-sale	22	**9,794.2**	n/a
– held-to-maturity	22	**342.5**	n/a
– loans and receivables	22	**n/a**	n/a
– at fair value through profit or loss	22,23	**314.8**	n/a
Shares in group undertakings	24	**724.3**	739.1
Intangible fixed assets	25	**8.3**	2.6
Property, plant and equipment	26	**151.7**	162.3
Operating lease assets	27	**-**	13.4
Deferred tax assets	31	**15.2**	64.8
Current tax assets		**43.9**	–
Fair value macro hedge		**24.7**	n/a
Other assets	28	**143.8**	105.1
Prepayments and accrued income		**27.7**	370.5
Total assets		**58,584.4**	48,183.4
Liabilities			
Due to other banks	29	**10,996.2**	7,395.3
Derivative financial instruments	18	**421.6**	n/a
Due to customers		**22,582.4**	21,391.3
Debt securities in issue		**21,325.9**	15,733.5
Other liabilities	30	**442.9**	412.4
Current tax liabilities		**-**	10.6
Accruals and deferred income		**260.3**	969.8
Other borrowed funds	32	**939.1**	812.7
Non-equity tier 1	35	**n/a**	297.2
Retirement benefit obligations	33	**106.9**	87.7
Total liabilities		**57,075.3**	47,110.5
Minority interests: Non-equity tier 1	35	**310.6**	n/a
Called up share capital	37	**224.4**	223.2
Share premium account	39	**85.1**	66.7
Capital redemption reserve	39	**73.0**	72.7
Reserve for share-based payments	39	**13.8**	6.7
Available-for-sale reserve	39	**5.8**	n/a
Cash flow hedging reserve	39	**27.0**	n/a
Profit and loss account	39	**769.4**	703.6
Total ordinary shareholders' equity		**1,198.5**	1,072.9
Total equity and liabilities		**58,584.4**	48,183.4

Approved by the Board of directors on 26 February 2006 and signed on its behalf by:

R A Pym Group Chief Executive
D J Bennett Group Finance Director

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December 2005	2005 £m	2004 £m
Available-for-sale investments:		
Valuation gains taken to equity	**0.1**	n/a
Transferred to profit or loss on sale	**-**	n/a
Cash flow hedges:		
Gains taken to equity	**12.5**	n/a
Transferred to profit or loss for the year	**(0.3)**	n/a
Transferred to the initial carrying amount of hedged items	**-**	n/a
Actuarial losses on retirement benefit obligations	**(22.3)**	(5.1)
Tax on items taken directly in equity	**2.8**	1.5
Net expense recognised directly in equity	**(7.2)**	(3.6)
Profit on ordinary activities after tax	**406.9**	425.4
Minority interests:		
Non-equity tier 1	**(17.5)**	–
Other	**-**	(2.1)
Total recognised income for the period attributable to ordinary shareholders of Alliance & Leicester plc	**382.2**	419.7

Company Statement of Recognised Income and Expense

For the year ended 31 December 2005	2005 £m	2004 £m
Available-for-sale investments:		
Valuation gains taken to equity	**0.1**	n/a
Transferred to profit or loss on sale	**-**	n/a
Cash flow hedges:		
Gains taken to equity	**15.2**	n/a
Transferred to profit or loss for the year	**-**	n/a
Transferred to the initial carrying amount of hedged items	**-**	n/a
Actuarial losses on retirement benefit obligations	**(22.3)**	(5.1)
Tax on items taken directly in equity	**1.9**	1.5
Net expense recognised directly in equity	**(5.1)**	(3.6)
Profit on ordinary activities after tax	**249.0**	347.6
Minority interest: Non-equity tier 1	**(17.5)**	-
Total recognised income for the period attributable to ordinary shareholders of Alliance & Leicester plc	**226.4**	344.0

Consolidated Cash Flow Statement

For the year ended 31 December 2005	Notes	2005 £m	2004 £m
Cash flows from operating activities			
Operating profits		**547.1**	534.6
Decrease/(increase) in accrued income and prepayments		**111.6**	(207.3)
(Decrease)/increase in accruals and deferred income		**(42.3)**	8.2
Provisions for impairment		**73.9**	59.1
Loans and advances written off net of recoveries		**(57.2)**	(69.6)
Depreciation and amortisation		**108.2**	106.8
Interest on subordinated loan added back		**49.6**	60.1
Provisions for liabilities and charges		**(3.1)**	(124.9)
Unamortised costs on subordinated debt and non-equity tier 1		**0.2**	(2.2)
Other non-cash movements		**(5.6)**	–
Cash generated from operations		**782.4**	364.8
Interest paid on loan capital		**(67.1)**	(60.1)
Taxation		**(74.8)**	(70.9)
Other non-cash movements		**–**	(22.0)
Cash flows from operating profits before changes in operating assets and liabilities		**640.5**	211.8
Changes in operating assets and liabilities:			
Net (increase)/decrease in treasury and other eligible bills		**(17.1)**	0.6
Net increase in amounts due from banks and loans and advance to customers		**(7,327.5)**	(2,093.7)
Net decrease in debt securities		**n/a**	128.5
Net (increase)/decrease in non-investment debt and equity securities		**(244.4)**	119.1
Net increase in fair value macro hedge		**(59.8)**	n/a
Net (increase)/decrease in other assets		**(111.9)**	81.1
Net increase in amounts due to other banks and customers		**3,199.5**	50.2
Net increase in derivative financial instruments		**(352.2)**	n/a
Net increase in debt securities in issue		**5,776.0**	862.0
Net (decrease)/increase in other liabilities		**(38.8)**	74.1
Net increase in other borrowed funds		**39.0**	–
Other non-cash movements		**5.6**	3.4
Net cash from operating activities		**1,508.9**	(562.9)
Cash flows from investing activities			
Purchase of non-dealing securities		**(5,499.5)**	(3,565.5)
Proceeds from sale and redemption of non-dealing securities		**5,205.1**	4,401.8
Acquisition of subsidiaries, net of cash acquired		**–**	(0.7)
Disposal of subsidiaries, net of cash disposed		**60.2**	2.3
Disposal of Merchant Acquisition Business		**–**	83.5
Disposal of Credit Card Balances		**–**	3.3
Purchase of intangible assets and property and equipment		**(146.6)**	(151.0)
Proceeds from sale of property and equipment		**41.6**	51.1
Net cash used in investing activities		**(339.2)**	824.8
Cash flows from financing activities			
Proceeds from borrowed funds		**261.8**	300.0
Repayments of borrowed funds		**(188.4)**	–
Issue of ordinary shares		**19.9**	13.0
Repurchase of ordinary shares		**(5.0)**	(152.8)
Dividends paid		**(220.7)**	(208.0)
Net cash from financing activities		**(132.4)**	(47.8)
Net increase in cash and cash equivalents		**1,037.3**	214.1
Cash and cash equivalents at beginning of year		**1,006.4**	792.3
Cash and cash equivalents at end of year	41	**2,043.7**	1,006.4

Company Cash Flow Statement

For the year ended 31 December 2005	Notes	2005 £m	2004 £m
Cash flows from operating activities			
Operating profits		**340.8**	448.9
Increase in accrued income and prepayments		**(0.8)**	(96.1)
(Decrease)/increase in accruals and deferred income		**(10.0)**	196.8
Provisions for impairment		**(0.8)**	7.5
Loans and advances written off net of recoveries		**(4.2)**	(26.6)
Depreciation and amortisation		**37.3**	21.4
Interest on subordinated loan added back		**49.6**	60.1
Provisions for liabilities and charges		**(3.1)**	(124.9)
Unamortised costs on subordinated debt and non-equity tier 1		**0.2**	(2.2)
Other non-cash movements		**14.8**	–
Cash generated from operations		**423.8**	484.9
Interest paid on loan capital		**(67.1)**	(60.1)
Taxation		**(99.0)**	(76.8)
Cash flows from operating profits before changes in operating assets and liabilities		**257.7**	348.0
Changes in operating assets and liabilities:			
Net (increase)/decrease in treasury and other eligible bills		**(17.1)**	0.6
Net increase in amounts due from banks and loans and advance to customers		**(8,068.1)**	(2,170.6)
Net decrease in debt securities		**n/a**	144.4
Net (increase)/decrease in non-investment debt and equity securities		**(273.7)**	119.1
Net increase in fair value macro hedge		**(24.7)**	n/a
Net (increase)/decrease in other assets		**(38.7)**	31.7
Net increase in amounts due to other banks and customers		**4,440.8**	471.7
Net increase in derivative financial instruments		**(358.5)**	n/a
Net increase in debt securities in issue		**5,818.3**	904.6
Net (decrease)/increase in other liabilities		**(7.8)**	8.9
Net increase in other borrowed funds		**39.0**	–
Other non-cash movements		**5.6**	(5.4)
Net cash from operating activities		**1,772.8**	(147.0)
Cash flows from investing activities			
Purchase of non-dealing securities		**(5,328.0)**	(3,441.5)
Proceeds from sale and redemption of non-dealing securities		**4,510.8**	3,836.9
Acquisition of subsidiaries, net of cash acquired		**–**	(40.0)
Disposal of subsidiaries, net of cash disposed		**2.7**	12.3
Disposal of Credit Card Balances		**–**	3.3
Purchase of intangible assets and property and equipment		**(26.3)**	(23.7)
Proceeds from sale of property and equipment		**7.3**	9.3
Net cash used in investing activities		**(833.5)**	356.6
Cash flows from financing activities			
Proceeds from borrowed funds		**261.8**	300.0
Repayments of borrowed funds		**(188.4)**	–
Issue of ordinary shares		**19.9**	13.0
Repurchase of ordinary shares		**(5.0)**	(152.8)
Dividends paid		**(220.7)**	(208.0)
Net cash from financing activities		**(132.4)**	(47.8)
Net increase in cash and cash equivalents		**806.9**	161.8
Cash and cash equivalents at beginning of year		**536.6**	374.8
Cash and cash equivalents at end of year	41	**1,343.5**	536.6

1 Principal accounting policies

Basis of preparation

The accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time (see Notes 44 to 49).

Results and disclosures for the comparative period are on the same basis as the 2005 results, except that the Group has taken advantage of the provisions in IFRS 1 not to restate prior year information for the requirements of IAS 32 and IAS 39. The accounting policies for financial instruments in the 2004 comparatives are as set out in the 2004 Annual Report & Accounts.

Accounting convention

The Group prepares its accounts under the historical cost convention, except for the revaluation of available-for-sale financial assets, financial assets and liabilities held at fair value through profit or loss, financial assets and liabilities in fair value hedges and all derivative contracts.

Basis of consolidation

The Group accounts consolidate the accounts of Alliance & Leicester plc and all its subsidiaries (including special purpose entities) over which the Group has control. This includes entities where the Group has the power to govern the financial and operating policies even though it may not own more than half of the voting shares.

Where subsidiaries are acquired during the period, their results are included in the Group accounts from the date of acquisition.

Investments in subsidiaries

Investments in subsidiaries are recorded in the Company balance sheet at cost, less any provision for impairment.

Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of identifiable assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Negative goodwill is recognised immediately in the income statement.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts, subject to being tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 'Goodwill and Intangible Assets' in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Taxation

The tax expense represents the sum of tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from the 'Profit before tax' as reported in the Income Statement because it excludes items of income or expenditure that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Taxable profit also includes items that are taxable or deductible that are not included in 'Profit before tax'. The Group's liability for current tax is calculated using tax rates that have been enacted at the balance sheet date.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Tangible fixed assets and depreciation

The cost of additions and major alterations to office premises, plant, fixtures, equipment and motor vehicles is capitalised. The cost of tangible fixed assets less estimated residual value is written off on a straight line basis over their estimated useful lives as follows:

Freehold buildings	40 to 75 years
Leasehold buildings	over the remainder of the lease up to 75 years
Plant, fixtures and major alterations	10 to 15 years
Equipment and motor vehicles	3 to 9 years

No depreciation is provided on freehold land or assets in the course of construction.

Software costs

IAS 38 'Intangible Assets' requires the capitalisation of certain expenditure relating to software development costs. Software development costs are capitalised if it is probable that the asset created will generate future economic benefits. Capitalised costs are amortised on a straight line basis over their useful lives, normally between 1 and 5 years.

Operating lease assets

Assets acquired for the purpose of renting out under operating lease agreements are capitalised and depreciation is provided at rates calculated to write off the cost of the assets, less estimated residual value, on a straight line basis over the estimated useful life. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Finance lease and hire purchase contract assets

Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Operating lease agreements

Rentals under operating leases are charged to administrative expenses on a straight line basis.

Finance lease agreements

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the income statement are based on a constant periodic rate as applied to the outstanding liabilities.

Pensions and post-retirement medical benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations updated at each year end.

Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the Statement of Recognised Income and Expense. The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations less the fair value of scheme assets.

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at

1 Principal accounting policies continued

of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Financial assets

The Group classifies its financial assets into the following categories, as determined at initial recognition:

a) Financial assets at fair value through profit or loss

A financial asset is designated in this category if it is acquired principally for the purpose of selling in the short term, or if so designated using the fair value option (see below). Derivatives are also categorised as 'at fair value through profit or loss' unless they are designated as hedges.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

c) Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention to hold to maturity.

d) Available-for-sale

Available-for-sale assets are financial assets not classified in (a) – (c) above.

'Cash and balances with central banks', 'Due from banks', 'Loans and advances to customers', 'Net investment in finance leases and hire purchase contracts' and 'Debt securities' are classed as Loans and Receivables. 'Trading securities' and 'Derivative financial instruments' are held at fair value though profit or loss. 'Treasury bills and other eligible bills' are classified as available-for-sale. 'Investment securities' are accounted for in accordance with their balance sheet heading.

Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses arising from changes in the fair value of 'financial assets at fair value through profit or loss' are recognised in the income statement. Gains and losses arising from changes in the fair value of available-for-sale assets are recognised directly in equity, until the financial asset is de-recognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Interest calculated using the effective interest rate method is recognised in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If there is no active market then fair value is determined using valuation techniques.

Financial liabilities

Non-trading financial liabilities, including 'Due to other banks', 'Due to customers' and 'Other borrowed funds' are held at amortised cost. 'Debt Securities in issue' are held at amortised cost unless designated as at fair value though profit or loss using the fair value option (see below). 'Derivative financial instruments' are held at fair value through profit or loss. Finance costs are charged to the income statement using the effective interest rate method.

Fair value option

Financial assets and liabilities are designated at fair value through profit or loss when this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities on different bases or recognising the gains or losses on them on different bases. The fair value option is used by the Group where Treasury assets (investment securities) or liabilities (debt securities in issue) would otherwise be measured at amortised cost, the associated derivatives used to economically hedge the risk are held at fair value, and it is not practical to apply hedge accounting. The Group has also designated certain financial instruments containing embedded derivatives at fair value through profit or loss. The application of the fair value option differs from the 2005 Interim Results. For the 2005 full year results, the revised fair value option, endorsed by the EU in November 2005, is being used.

Impairment of financial assets

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of events that occurred after the initial recognition of the asset (a 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal payments;

c) the Group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the Group would not otherwise consider;

d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

   i) adverse changes in the payment status of borrowers in the group; or

   ii) national or local economic conditions that correlate with defaults on the assets in the group.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is no objective evidence of impairment for an individually assessed financial asset it is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate.

If there is objective evidence of impairment for financial assets classified as available-for-sale, the loss is removed from equity and recognised in the income statement.

Financial assets are written off when it is reasonably certain that receivables are irrecoverable.

Interest income and expense

Interest income and expense on financial assets and liabilities held at amortised cost is measured using the effective interest rate method, which allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument.

Specifically, for mortgages the effect of this is to spread the impact of discounts, fixed rate interest, cashbacks, arrangement and valuation fees, and costs directly attributable and incremental to setting up the loan, over the expected life of the mortgage.

Fee and commission income

Fees and commissions are generally recognised on an accruals basis when the service has been provided.

Fees integral to the loan yield are included within interest income and expense as part of the effective interest rate calculation.

Foreign currencies

Foreign currency monetary transactions are translated into sterling using the exchange rates prevailing at the dates of the transactions, and are re-translated at year end exchange rates. Foreign exchange gains and losses are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into, and are subsequently remeasured at their fair value. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Derivatives can be designated as either cash flow or fair value hedges.

Cash flow hedges

A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Fair value hedges

A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement. The carrying value of the hedged item (or in the case of a portfolio hedge, the separate caption 'fair value macro hedge') is adjusted for the change in the fair value of the hedged risk. Such changes in the fair value of the hedged item are also taken to the Income Statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Share-based payments

The Group has applied the requirements of IFRS 2 'Share-based payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues share options and other equity-settled payments to certain employees. These are measured at fair value at date of grant using a binomial option pricing model. The fair value is expensed on a straight line basis over the vesting period, based on an estimate of the number of shares that will ultimately vest.

Changes to IFRS not adopted in 2005 accounts

In August 2005 the International Accounting Standards Board published IFRS 7 'Financial Instruments: Disclosures'. This is mandatory from 1 January 2007, although the Group has not elected to adopt IFRS 7 early in these financial statements.

2 Risk management policy and control framework

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk, market risk and liquidity risk. The following table details the work of the main committees that have been established within the Group to manage these risks:

Committee	Status	Main responsibilities	Membership
Group Audit and Risk Committee (GARC)[1]	Group Board sub-committee	Approval of the Group's overall risk management framework. Approval of policy for management of operational risk. Approval of the Group's internal control policies.	Non executive Group Board Directors only. However, executive Board directors and other senior managers attend.
Group Credit Policy Committee (GCPC)[1]	Group Board sub-committee	Approval of policy for the management of credit, market and liquidity risks.	Executive and non-executive Group Board directors and other senior managers.
Group Assets and Liability Committee (ALCO)	Management committee	Monitoring market and liquidity risks and recommending policy in these areas to GCPC[1].	Executive Group Board directors and other senior managers.

1. From 1 January 2006 the Group Audit & Risk Committee (GARC) and the Group Credit Policy Committee (GCPC) have been replaced by the Group Audit Committee (GAC) and the Group Risk committee (GRC). GAC's main responsibilities are to approve the Group's financial statements and liaise with the Group's external auditors, review internal controls and any major control issues and approve the annual plans of the Group Internal Audit and Group Compliance functions. Membership will be the same as the Group Audit & Risk Committee. GRC's main responsibilities are to approve the Group's risk management framework and policies, undertake regular reviews of all current and emerging risks and activities of all risk related committees, deal with group-wide capital adequacy issues and approve the annual report from the Group's Money Laundering Reporting Officer. Membership is made up of non-executive Group Board directors, the Group Chief Executive and the Director of Group Risk.

Operational risk

Operational risk is defined as 'the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events'. Within the Group operational risk is sub-categorised by type such as criminal, legal, systems failure and personnel risk.

The Group monitors its operational risks through a variety of techniques. An operational risk self assessment process has been introduced whereby each of the Group's business areas complete a schedule which sets out the likelihood and financial impact of operational risk exposures. Output from the self assessment process is used to calculate the unexpected loss and economic capital for operational risk. Also the Group Board receives a monthly dashboard which assesses the extent of all key operational risks, and senior management certify the effectiveness of the risk and control environment every six months. In addition the Group compiles and reports on actual operational loss events.

An independent operational risk function has the overall responsibility for establishing the framework within which operational risk is managed and for its consistent application across the Group. Day to day management of operational risk rests with line managers. It is managed through a combination of internal controls, processes and procedures and various risk mitigation techniques, including insurance and business continuity planning.

Credit risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations as they fall due. In addition to the amounts shown on the balance sheet, the Group is also exposed to credit risk on guarantees, irrevocable letters of credit and irrevocable undrawn loan facilities, as set out in Note 34. The Group is firmly committed to the management of credit risk in both its Retail and Wholesale lending activities.

The Group employs sophisticated internal rating, behavioural scoring and underwriting techniques to support sound decision making and minimise losses in its lending activities. These techniques are used to calculate expected loss and the Group's economic capital requirement for credit risk. Behavioural scoring also operates within the personal account management and collections processes. A proactive approach to the control of bad and doubtful debts is maintained within the

Experienced credit and risk functions that operate within the Group are driven both by the recognised need to manage the potential and actual risks, and by the need to continually develop new processes to ensure sound decisions into the future. In this way, any variations in risk from market, economic or competitive changes are identified and the appropriate controls developed and put in place.

Comprehensive management information on movement and performance within the various personal and wholesale portfolios ensures that credit risk is effectively controlled and any adverse trends are identified before they impact on performance. Group performance is also measured against the industry, where appropriate, to ensure debt default levels remain below that of the industry average. This management information is distributed widely across the Group and monitored within tight boundaries at Board and risk policy committees.

Policy statements, covering, amongst other things, criteria to be used in considering limits on counterparties and countries, are reviewed at least annually by the GRC. Authorised limits on a counterparty are determined following rigorous analysis giving due consideration to both internal and external credit ratings.

Counterparty risk is outlined in a table showing the Group's exposures to customer groups and industry sectors in Note 3(i) on page 56.

Market risk

Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices such as equity prices. Market risk exists to some extent in all the Group's businesses. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings and the preservation of shareholder value.

The Group's exposure to market risk is governed by a policy approved by the GRC. This policy sets out the nature of risk which may be taken and aggregate risk limits. Based on these aggregate limits, the ALCO assigns risk limits to all Group businesses and monitors compliance with these limits. Each business has its own market risk policy which is approved by the ALCO. At each meeting the ALCO reviews reports showing the Group's exposure to market and liquidity risks.

The Group has established a transfer pricing system with the intention

Group businesses to Group Treasury. Most of the Group's market risk is transferred to Group Treasury by way of appropriate hedging arrangements. Group Treasury plays a pivotal role in managing the Group's market risk. Group Treasury acts as a 'Risk Clearing House', managing these risks within its own limits, and seeks to take advantage of natural hedges within the Group's businesses.

Market risk is measured and reported using a variety of techniques, according to the appropriateness of the technique to the exposure concerned. The techniques used include interest rate gap analysis, basis point value analysis, stress testing, scenario analysis and value at risk. These measures are used to determine the Group's economic capital requirements for market risk.

Interest rate risk
Interest rate risk is the most significant market risk to which the Group is exposed. This risk mainly arises from mismatches between the re-pricing dates of the interest bearing assets and liabilities on the Group's balance sheet, and from the investment of the Group's reserves and other net non-interest bearing liabilities in variable rate assets.

Outside of Group Treasury, interest rate risk primarily arises in the Group's mortgage, savings, personal and commercial loans and leasing businesses. The exposure in these portfolios is hedged with Group Treasury using interest rate swaps and other appropriate instruments.

Net non-interest bearing liabilities comprise mainly of interest-free personal and corporate current accounts and shareholders' funds, and totalled £4.8bn at 31 December 2005 (2004: £4.7bn). These funds are invested in the variable rate assets which expose the Group to volatility in net interest income. Cashflow hedging of these variable rate assets achieves the Group's objective of minimising volatility in net interest income over the medium term. A full interest rate repricing table is shown in Note 3(ii) on pages 56 and 57.

The Group's trading activities are conducted through the Group's Treasury division. The bank uses a variety of techniques to measure market risk in the trading book, including calculating the sensitivity of the market value of positions to hypothetical changes in interest rates. A table in Note 3(iii) on page 57 sets out the change in the value of the trading book arising from a 1% change in market interest rates.

Foreign exchange risk
The Group's policy is not to run material, speculative foreign exchange positions.

The Group offers foreign exchange services to customers through both Group Treasury and Alliance & Leicester Commercial Bank, and detailed limits and controls are established within those businesses to control the exposure. Alliance & Leicester Commercial Bank clears its positions with Group Treasury in accordance with the policy of transferring market risk positions to Group Treasury wherever possible.

As part of its normal operations Group Treasury borrows and invests funds in currencies other than Sterling. The foreign exchange risks of these activities are hedged within Group Treasury's limits.

Equity risk
The Group markets equity related products to its customers, including guaranteed stock market bonds. The Group's policy is to have no material exposure to equity markets. The exposures arising from the Group's products are eliminated as far as is practicable by appropriate hedging contracts.

Liquidity risk
Liquidity risk is the risk that the Group, though solvent, either does not have sufficient financial resources available to meet its obligations as they fall due, or can only secure them at excessive cost. It is Group policy to ensure that sufficient liquid assets are at all times available to meet the Group's obligations, including the withdrawal of customer balance sheet. The development and implementation of policy is the responsibility of the ALCO. The day to day management of liquidity is the responsibility of Group Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required.

Liquidity policy is approved by the GRC. Limits on potential cashflow mismatches over defined time horizons are the principal basis of liquidity control. The size of the Group's holdings of readily realisable liquid assets is primarily driven by such potential outflows.

The tables in Note 3(iv) on pages 57 and 58 analyse the Group's assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date (to contractual maturity).

Derivatives
A derivative is an agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other financial prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures and are an indispensable tool in treasury management. Derivatives are primarily used by the Group for balance sheet management purposes. However the bank also runs trading book positions in derivatives; details of the level of interest rate risk in the trading book are contained in Note 3(iii) on page 57.

Types of derivatives and uses
The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts, which are used to hedge balance sheet exposures arising from fixed and capped rate mortgage lending, personal and commercial loans, leasing arrangements, fixed rate savings products, funding and investment activities and foreign exchange services to customers. The following table below describes the significant activities undertaken by the Group, the related risks associated with such activities and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on balance sheet instruments or natural hedges that exist in the Group balance sheet.

Activity	Risk	Type of hedge
Fixed or capped rate lending	Sensitivity to increases in interest rates	Interest rate swaps and options and FRA
Fixed rate savings products and fixed rate funding	Sensitivity to falls in interest rates	Interest rate swaps and options and FRAs
Equity linked investment products	Sensitivity to changes in equity indices and interest rates	Equity linked futures and options and interest rate swaps
Investment and funding in foreign currencies	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts, cross-currency interest rate swaps
Customer foreign exchange business	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts
Management of shareholders' funds and other net non-interest liabilities	Sensitivity to falls in interest rates	Interest rate swaps

Control of derivatives
With the exception of credit exposures, which are managed within policies approved by the GRC, all limits over the use of derivatives are the responsibility of the ALCO.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges and are not subject to significant credit risk. Other derivatives contracts are on an 'Over the Counter' basis with OECD

2 Risk management policy and control framework continued

financial institutions. The exposures arising from these contracts are shown in Note 18 on page 64 and 65.

Fair values of financial assets and liabilities

A table in Note 3(v) on page 59 summarises the carrying amounts and fair values at 31 December 2005 of those financial assets and liabilities not presented on the Group's balance sheet at their fair value.

3 Risk management disclosures

(i) Counterparty risk

The table below shows the Group and Company exposures to customer groups and industry sectors.

	Group		Company	
	31 December 2005 £m	31 December 2004 £m	**31 December 2005 £m**	31 December 2004 £m
Loans secured on residential mortgages	**33,133.1**	28,030.6	**33,075.3**	27,938.3
Unsecured loans and other	**3,559.5**	3,127.7	**75.7**	64.7
Central government and central banks	**1,330.0**	251.3	**1,318.4**	240.4
Other banks, building societies and investment firms	**9,387.0**	7,997.1	**8,862.6**	7,572.4
Government and public sector	**76.7**	78.6	**–**	–
Corporate	**5,608.3**	4,528.6	**–**	–
Other Group companies	**–**	–	**9,987.2**	7,706.0
Other	**4,160.9**	4,399.2	**4,130.9**	3,953.6
Total	**57,255.5**	48,413.1	**57,450.1**	47,475.4

(ii) Interest rate repricing table

The following tables provide a summary of the interest rate repricing profile of the Group and Company assets and liabilities as at 31 December 2005. Assets and liabilities have been allocated to time bands by reference to the earlier of the next interest rate reset date and the contractual maturity date. Financial assets and liabilities with a floating rate are exposed to cash flow interest rate risk, and this risk is reflected predominantly in the time bands below twelve months. Financial assets and liabilities with a fixed rate are exposed to fair value interest rate risk, which is reflected predominantly in the time bands beyond twelve months. Financial assets and liabilities not directly exposed to interest rate risk will appear in the non-interest bearing time band. The table takes account of derivative financial interests whose effect is to alter the interest basis of Group assets and liabilities.

The trading book and non-interest bearing balances have been included in a separate column.

Group	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Non-interest bearing liabilities and trading book £m	Group Total £m
Assets										
Treasury bills and other eligible liabilities	–	17	–	–	–	–	–	–	–	17
Due from banks	3,147	327	10	–	–	–	–	–	745	4,229
Loans and advances to customers	22,389	1,243	3,329	7,376	2,649	1,602	2,795	1,032	(175)	42,240
Investment securities and trading securities	4,037	5,774	614	172	1	1	1	41	307	10,948
Other assets	187	18	62	60	48	28	16	25	1,104	1,548
Total assets	**29,760**	**7,379**	**4,015**	**7,608**	**2,698**	**1,631**	**2,812**	**1,098**	**1,981**	**58,982**
Liabilities										
Due to other banks	2,204	2,634	1,479	–	–	–	–	–	250	6,567
Due to customers	19,347	1,695	1,631	190	52	33	(2)	74	3,418	26,438
Debt securities in issue	5,610	11,078	3,451	501	489	10	162	104	–	21,405
Other liabilities	38	31	1	–	–	–	–	–	1,351	1,421
Non-equity tier 1 and other borrowed funds	69	241	200	–	75	–	–	600	65	1,250
Shareholders' funds	–	–	–	–	–	–	–	–	1,901	1,901
Total liabilities	**27,268**	**15,679**	**6,762**	**691**	**616**	**43**	**160**	**778**	**6,985**	**58,982**
Off balance sheet items	548	4,892	2,641	(6,289)	(1,318)	(392)	(921)	839	–	–
Interest rate sensitivity gap	**3,040**	**(3,408)**	**(106)**	**628**	**764**	**1,196**	**1,731**	**1,159**	**(5,004)**	**–**
Cumulative gap at 31 December 2005	**3,040**	**(368)**	**(474)**	**154**	**918**	**2,114**	**3,845**	**5,004**	**–**	**–**

Company	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	over 5 years £m	Non-interest bearing liabilities and trading book £m	Company Total £m
Assets										
Treasury bills and other eligible liabilities	–	17	–	–	–	–	–	–	–	17
Due from banks	4,478	814	273	–	–	–	–	–	1	5,566
Loans and advances to customers	25,655	987	2,297	6,168	1,728	1,022	2,523	87	(20)	40,447
Investment securities and trading securities	3,881	5,773	606	172	–	–	–	20	306	10,758
Other assets	–	–	–	–	–	–	–	–	1,796	1,796
Total assets	**34,014**	**7,591**	**3,176**	**6,340**	**1,728**	**1,022**	**2,523**	**107**	**2,083**	**58,584**
Liabilities										
Due to other banks	6,839	2,679	1,478	–	–	–	–	–	–	10,996
Due to customers	17,139	1,675	1,444	189	52	32	(3)	68	1,986	22,582
Debt securities in issue	5,609	11,000	3,451	501	489	10	162	104	–	21,326
Other liabilities	–	–	–	–	–	–	–	–	1,231	1,231
Non-equity tier 1 and other borrowed funds	69	241	200	–	75	–	–	600	65	1,250
Shareholders' funds	–	–	–	–	–	–	–	–	1,199	1,199
Total liabilities	**29,656**	**15,595**	**6,573**	**690**	**616**	**42**	**159**	**772**	**4,481**	**58,584**
Off balance sheet items	(3,754)	4,611	3,798	(5,001)	(661)	(74)	(734)	1,815	–	–
Interest rate sensitivity gap	**604**	**(3,393)**	**401**	**649**	**451**	**906**	**1,630**	**1,150**	**(2,398)**	**–**
Cumulative gap at 31 December 2005	**604**	**(2,789)**	**(2,388)**	**(1,739)**	**(1,288)**	**(382)**	**1,248**	**2,398**	**–**	**–**

The comparative figures at 31 December 2004 are prior to the adoption of IAS 32 and so do not fall within its disclosure requirements. An interest rate repricing analysis for 31 December 2004 under UK GAAP is given in Note 51 on page 88.

(iii) Trading book

The following table sets out the change in the value of the trading book arising from a 1% change in market interest rates, for the year ended 31 December 2005 with all other variable remaining consistent.

	Group and Company 2005 £m	2004 £m
Highest exposure	**0.9**	0.8
Lowest exposure	**0.3**	–
Average exposure	**0.4**	0.3
Exposure as at 31 December	**0.4**	0.6

(iv) Liquidity maturity tables

The tables below analyse the Group and Company assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date (to contractual maturity).

Group 31 December 2005	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Assets						
Cash and balances with central banks	**1,704.6**	**–**	**–**	**–**	**–**	**1,704.6**
Treasury bills and other eligible liabilities	**–**	**17.1**	**–**	**–**	**–**	**17.1**
Due from banks	**339.1**	**2,179.6**	**5.8**	**–**	**–**	**2,524.5**
Trading securities	**–**	**–**	**11.6**	**240.6**	**54.1**	**306.3**
Derivative financial instruments	**–**	**119.2**	**90.1**	**234.0**	**127.5**	**570.8**
Loans and advances to customers	**238.4**	**837.3**	**1,055.4**	**4,095.7**	**33,867.0**	**40,093.8**
Net investment in finance leases and hire purchase contracts	**0.1**	**93.0**	**185.5**	**551.3**	**1,316.4**	**2,146.3**
Investment securities:						
– available-for-sale	**0.2**	**874.5**	**1,374.7**	**5,291.3**	**2,277.1**	**9,817.8**
– held-to-maturity	**–**	**0.1**	**–**	**87.8**	**254.6**	**342.5**
– loans and receivables	**–**	**150.3**	**–**	**–**	**–**	**150.3**
– at fair value through profit or loss	**–**	**–**	**53.3**	**180.4**	**97.3**	**331.0**
Other assets	**227.9**	**125.4**	**80.3**	**305.2**	**238.2**	**977.0**
Total assets	**2,510.3**	**4,396.5**	**2,856.7**	**10,986.3**	**38,232.2**	**58,982.0**
Liabilities						
Due to other banks	**370.7**	**4,710.9**	**1,483.4**	**–**	**1.6**	**6,566.6**
Derivative financial instruments	**–**	**50.8**	**98.3**	**190.2**	**71.1**	**410.4**
Due to customers	**21,764.7**	**2,583.7**	**1,707.6**	**210.6**	**171.2**	**26,437.8**
Debt securities in issue	**0.7**	**7,633.9**	**4,687.2**	**8,191.4**	**892.1**	**21,405.3**
Other borrowed funds	**0.1**	**–**	**207.5**	**86.4**	**645.1**	**939.1**
Other liabilities	**345.8**	**98.0**	**103.7**	**62.9**	**400.7**	**1,011.1**
Total liabilities	**22,482.0**	**15,077.3**	**8,287.7**	**8,741.5**	**2,181.8**	**56,770.3**

3 Risk management disclosures continued

Group 31 December 2004	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Assets						
Cash and balances with central banks	585.3	–	–	–	–	585.3
Due from banks	537.5	1,224.3	14.0	1.0	18.8	1,795.6
Loans and advances to customers	167.7	1,102.9	890.9	3,283.0	28,118.0	33,562.5
Net investment in finance leases and hire purchase contracts	17.1	34.1	153.5	326.5	1,514.6	2,045.8
Debt securities	–	828.9	1,832.5	5,512.1	2,350.1	10,523.6
Other assets	125.9	55.3	335.2	423.4	268.0	1,207.8
Total assets	1,433.5	3,245.5	3,226.1	9,546.0	32,269.5	49,720.6
Liabilities						
Due to other banks	249.9	2,892.7	1,507.0	–	1.6	4,651.2
Due to customers	19,742.5	2,374.1	2,281.5	192.3	158.0	24,748.4
Debt securities in issue	0.8	4,883.9	4,659.9	5,922.1	376.4	15,843.1
Non-equity tier 1 and other borrowed funds	–	–	–	275.0	834.9	1,109.9
Other liabilities	535.4	89.8	687.6	86.2	322.5	1,721.5
Total liabilities	20,528.6	10,240.5	9,136.0	6,475.6	1,693.4	48,074.1
Net liquidity gap	(19,095.1)	(6,995.0)	(5,909.9)	3,070.4	30,576.1	1,646.5

Company **31 December 2005**	**Repayable on demand £m**	**Less than 3 months £m**	**3 months to 12 months £m**	**1 to 5 years £m**	**Over 5 years £m**	**Total £m**
Assets						
Cash and balances with central banks	**1,221.9**	**-**	**-**	**-**	**-**	**1,221.9**
Treasury bills and other eligible liabilities	**-**	**17.1**	**-**	**-**	**-**	**17.1**
Due from banks	**194.8**	**3,664.0**	**266.3**	**13.8**	**205.3**	**4,344.2**
Trading securities	**-**	**-**	**11.8**	**240.6**	**54.1**	**306.5**
Derivative financial instruments	**-**	**119.7**	**90.6**	**252.4**	**193.8**	**656.5**
Loans and advances to customers	**3,978.1**	**2,839.1**	**608.6**	**965.8**	**32,055.5**	**40,447.1**
Investment securities:						
– available-for-sale	**0.1**	**874.5**	**1,365.7**	**5,290.8**	**2,263.1**	**9,794.2**
– held-to-maturity	**-**	**0.1**	**-**	**87.8**	**254.6**	**342.5**
– loans and receivables	**-**	**-**	**-**	**-**	**-**	**-**
– at fair value through profit or loss	**-**	**-**	**53.4**	**180.4**	**81.0**	**314.8**
Other assets	**171.4**	**5.8**	**(3.5)**	**870.7**	**95.2**	**1,139.6**
Total assets	**5,566.3**	**7,520.3**	**2,392.9**	**7,902.3**	**35,202.6**	**58,584.4**
Liabilities						
Due to other banks	**1,282.6**	**8,227.6**	**1,484.4**	**-**	**1.6**	**10,996.2**
Derivative financial instruments	**-**	**52.0**	**99.4**	**194.0**	**76.2**	**421.6**
Due to customers	**18,033.6**	**2,668.7**	**1,526.4**	**188.5**	**165.2**	**22,582.4**
Debt securities in issue	**-**	**7,617.9**	**4,687.1**	**8,187.7**	**833.2**	**21,325.9**
Other borrowed funds	**0.1**	**-**	**207.5**	**86.4**	**645.1**	**939.1**
Other liabilities	**503.7**	**11.4**	**17.9**	**25.9**	**251.2**	**810.1**
Total liabilities	**19,820.0**	**18,577.6**	**8,022.7**	**8,682.5**	**1,972.5**	**57,075.3**
Net liquidity gap	**(14,253.7)**	**(11,057.3)**	**(5,629.8)**	**(780.2)**	**33,230.1**	**1,509.1**

Company 31 December 2004	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Assets						
Cash and balances with central banks	100.3	–	–	–	–	100.3
Due from banks	436.2	1,409.6	19.0	–	209.2	2,074.0
Loans and advances to customers	3,488.4	3,082.8	272.8	886.4	27,009.3	34,739.7
Debt securities	–	828.9	1,364.8	5,280.2	2,337.7	9,811.6
Other assets	145.9	6.4	302.5	271.1	731.9	1,457.8
Total assets	4,170.8	5,327.7	1,959.1	6,437.7	30,288.1	48,183.4
Liabilities						
Due to other banks	684.8	5,201.9	1,507.0	–	1.6	7,395.3
Due to customers	16,551.5	2,357.1	2,147.0	177.3	158.4	21,391.3
Debt securities in issue	–	4,883.8	4,659.9	5,902.5	287.3	15,733.5
Non-equity tier 1 and other borrowed funds	–	–	–	275.0	834.9	1,109.9
Other liabilities	497.4	52.9	627.4	39.3	263.5	1,480.5
Total liabilities	17,733.7	12,495.7	8,941.3	6,394.1	1,545.7	47,110.5
Net liquidity gap	(13,562.9)	(7,168.0)	(6,982.2)	43.6	28,742.4	1,072.9

(v) Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values as at 31 December 2005 of those financial assets and liabilities not presented on the Group and Company balance sheets at their fair value.

	Group		Company	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets				
Due from banks	**2,524.5**	**2,524.5**	**4,344.2**	**4,344.2**
Loans and advances to customers	**40,093.8**	**40,212.0**	**40,447.1**	**40,509.9**
Net investment in finance leases and hire purchase contracts	**2,146.4**	**2,149.1**	**-**	**-**
Investment securities: held-to-maturity	**342.5**	**342.5**	**342.5**	**342.5**
Investment securities: loans and receivables	**150.3**	**150.3**	**-**	**-**
Financial liabilities				
Due to other banks[1]	**5,533.2**	**5,532.1**	**9,962.8**	**9,961.7**
Due to customers[2]	**25,616.9**	**25,618.6**	**21,761.5**	**21,763.1**
Debt securities in issue[3]	**14,865.2**	**14.871.9**	**14,785.8**	**14,792.5**
Other borrowed funds	**939.1**	**939.1**	**939.1**	**939.1**

Note:

1. Excludes £1,033.4m designated as at fair value through profit or loss
2. Excludes £820.9m designated as at fair value through profit or loss
3. Excludes £6,540.1m designated as at fair value through profit or loss

Due to and from banks

The fair value of floating rate and overnight deposits is approximately equal to their carrying amount. The estimated fair value of fixed rate loans and deposits is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.

Loans and advances to customers and due to customers

Floating rate loans and advances and deposits are recorded in the balance sheet using the effective interest rate method, less provisions for impairment. This value is considered to be a good approximation for fair value. For fixed rate loans and advances and deposits the fair value is calculated by discounting expected future cash flows on the instruments at current market interest rates.

Net investment in finance leases and hire purchase contracts

The fair value of floating rate assets is approximately equal to their carrying amount. The estimated fair value of fixed rate assets is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.

Investment securities, debt securities in issue, and other borrowed funds

Fair values are based on quoted market prices. For instruments where quoted market prices are not available, the market price is based on discounted cash flows using interest rates for securities with similar credit, maturity and yield characteristics.

The comparative figures at 31 December 2004 are prior to the adoption of IAS 32 and so do not fall within its disclosure requirements. Fair values for financial assets and liabilities that were listed, publicly traded or for which a liquid and active market existed, are disclosed in Note 51 on page 87.

4 Critical accounting estimates

Some asset and liability amounts reported in the accounts are based on management estimates and assumptions. There is therefore a risk of significant changes to the carrying amounts for these assets and liabilities within the next financial year.

Impairment provisions

The level of potential credit losses is uncertain and depends on a number of factors such as unemployment levels, interest rates, house price levels and other general economic conditions. The Group bases impairment provisions on estimates based on historical loss experience. Actual cash flows on financial assets may differ from management estimates, resulting in an increase or decrease in impairment charges and provisions.

Effective interest rate calculations

IAS 39 requires certain financial assets and liabilities to be held at amortised cost, with income recognised using the Effective Interest Rate (EIR) methodology. In order to calculate EIR, it is necessary to estimate the level of repayments that will be made before the contractual due date. For residential mortgages the estimated level and timing of redemptions is critical to the EIR calculation. If customers leave earlier than anticipated, this will generally lead to a reduction in the balance sheet carrying value, and a corresponding charge to the income statement.

Retirement benefit obligations

The income statement cost and balance sheet liability of the defined benefit pension scheme and post-retirement medical benefits are assessed in accordance with the advice of a qualified actuary. Assumptions are made for inflation, the rate of increase in salaries and pensions, the rate used to discount scheme liabilities, the expected return on scheme assets and mortality rates. Changes to any of these assumptions could have a significant impact on the balance sheet liabilities, and to a lesser extent the income statement costs.

5 Segmental reporting

The business is comprised of three sectors:

- Retail Banking
  This comprises the 'Core 4' products of mortgages, personal loans, current accounts and savings and the 'Partner 4' products of credit cards, life assurance, general insurance and long term investments.

- Wholesale Banking
  This comprises the four core business lines of money transmission, lending, business banking and treasury.

5 Segmental reporting continued

Transactions between the sectors are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments, based on the usage of central functions, have been reflected in the performance of each sector.

Capital is allocated to the business sectors on the basis of 6.5% equity tier 1, 0.75% non-equity tier 1 and 2.25% subordinated debt. In 2004 capital was allocated on the basis of 7% equity tier 1 and 3.5% subordinated debt.

No geographical analysis is presented because substantially all of the Group's activities are in the UK. A more detailed breakdown of sector results is given within the unaudited Financial Review on pages 18 to 26.

Year ended 31 December 2005	Retail Banking £m	Wholesale Banking £m	Group Items £m	Group £m
Net interest income	**1,162.7**	**(358.2)**	**(53.5)**	**751.0**
Non-interest income	**272.1**	**364.4**	**0.4**	**636.9**
External revenues	**1,434.8**	**6.2**	**(53.1)**	**1,387.9**
Revenues from other segments	**(547.8)**	**494.1**	**53.7**	**–**
Total revenues	**887.0**	**500.3**	**0.6**	**1,387.9**
Segment result	**438.5**	**132.0**	**(22.4)**	**548.1**
Fair value accounting volatility				**(1.0)**
Operating profit				**547.1**
Profit on disposal of Group operations				**–**
Profit before tax				**547.1**
Income tax expense				**(140.2)**
Profit from ordinary activities after tax				**406.9**
Minority interest				**(17.5)**
Net profit				**389.4**
Segment assets	**36,994.8**	**21,910.0**	**18.0**	**58,922.8**
Unallocated assets				**59.2**
Total assets				**58,982.0**
Segment liabilities	**20,946.3**	**34,413.2**	**956.2**	**56,315.7**
Unallocated liabilities				**454.6**
Total liabilities				**56,770.3**
Other segment items:				
Capital expenditure	**25.9**	**121.2**	**–**	**147.1**
Depreciation & amortisation	**1.4**	**82.9**	**20.9**	**105.2**
Impairment charge	**69.8**	**4.1**	**–**	**73.9**

Year ended 31 December 2004	Retail Banking £m	Wholesale Banking £m	Group Items £m	Group £m
Net interest income	973.1	(218.7)	(63.1)	691.3
Non-interest income	323.8	361.1	4.1	689.0
External revenues	1,296.9	142.4	(59.0)	1,380.3
Revenues from other segments	(427.2)	360.4	66.8	–
Total revenues	869.7	502.8	7.8	1,380.3
Operating profit	422.1	134.2	(21.7)	534.6
Profit on disposal of Group operations	–	52.0	–	52.0
Profit before tax				586.6
Income tax expense				(161.2)
Profit from ordinary activities after tax				425.4
Minority interest				(2.1)
Net profit				423.3
Segment assets	31,354.1	18,203.9	162.6	49,720.6
Unallocated assets				–
Total assets				49,720.6
Segment liabilities	20,213.8	26,275.3	1,209.1	47,698.2
Unallocated liabilities				375.9
Total liabilities				48,074.1
Other segment items:				
Capital expenditure	25.5	117.3	–	142.8
Depreciation & amortisation	0.4	79.8	22.7	102.9
Impairment charge	53.7	5.4	–	59.1

6 Net interest income

	2005 £m	2004 £m
Interest receivable on debt securities:		
Income from listed investments	**316.7**	270.5
Income from unlisted investments	**47.6**	58.9
Other interest receivable	**2,211.8**	1,970.8
Total interest receivable	**2,576.1**	2,300.2
Interest payable:		
Forward exchange losses on foreign exchange derivatives	**(16.7)**	n/a
Other interest payable	**(1,808.4)**	(1,608.9)
Total interest payable	**(1,825.1)**	(1,608.9)
Total	**751.0**	691.3

7 Fair value accounting volatility

The fair value volatility accounting loss of £1.0m represents the net fair value loss on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The loss is primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities.

8 Other operating income

	2005 £m	2004 £m
Income from operating leases	**98.9**	96.7
Excess on sale of credit cards to MBNA (i)	**33.6**	41.4
Dealing profits	**3.6**	2.2
Sale of a branch property	**–**	3.9
Other	**24.4**	41.4
Total	**160.5**	185.6

(i) On 1 August 2002 the Group sold its credit card accounts to MBNA for an excess of £230m over the outstanding asset balances. This is being recognised over the initial seven years of the partnership entered into with MBNA, in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, is expected to be £27m in 2006, £20m in 2007 and £16m in 2008. The unrecognised amount is included within 'Accruals and deferred income' on the Consolidated Balance Sheet.

9 Administrative expenses

	2005 £m	2004 £m
Staff costs:		
Wages and salaries	**210.8**	208.8
Social security costs	**20.5**	20.1
Other pension costs	**23.4**	25.6
Total staff costs	**254.7**	254.5
Core administrative expenses and strategic investment	**406.0**	420.2
Exceptional costs arising from rationalisation of branch network	**–**	9.0
	406.0	429.2
Total	**660.7**	683.7

During the year the Company incurred £154.4m in wages and salaries costs, £14.9m in social security costs and £16.5m in other pension costs. The remuneration of the auditors, Deloitte & Touche LLP, is set out below:

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Audit services:				
– statutory services	**0.7**	0.5	**0.3**	0.2
– audit related regulatory services	**–**	0.1	**–**	–
Further assurance services:				
– non-regulatory reporting on internal controls	**–**	–	**–**	–
– accounting advice unrelated to audit	**0.3**	0.2	**0.1**	0.1
– due diligence work	**0.1**	–	**0.1**	–
Tax services – advisory	**0.3**	1.0	**0.3**	1.0
Other services	**0.1**	0.2	**–**	0.1
Total	**1.5**	2.0	**0.8**	1.4

The above analysis excludes VAT. The costs included within administrative expenses will include VAT.

10 Profit on disposal of Group operations

On 30 April 2004 the Group completed the sale of its merchant acquisition business to Nova Information Systems, a subsidiary of US Bancorp. Nova paid Alliance & Leicester Commercial Bank £83.5m for the business. This has resulted in a profit of £52.0m after deducting £31.5m, relating to the costs of exiting existing contracts, asset write-offs, provisions and transaction costs. The book value of assets and liabilities disposed of with the business was not significant.

11 Staff Numbers

The average number of persons employed by the Group during the year was as follows:

	Full time		Part time		Full-time equivalent	
	2005	2004	**2005**	2004	**2005**	2004
Total	**5,925**	5,888	**2,572**	2,804	**7,296**	7,373

The Company had an average of 3,718 full time employees and 1,906 part time employees during 2005.

12 Impairment losses on loans and advances

	Mortgages £m	Personal loans and current accounts £m	Wholesale Banking £m	Total £m
Group				
At 1 January 2005	20.2	110.8	18.4	149.4
Charge for the year:				
(Decrease)/increase in provision	(3.5)	83.8	5.9	86.2
Recoveries of amounts previously written off	(0.9)	(9.6)	(1.8)	(12.3)
Total	(4.4)	74.2	4.1	73.9
Amounts written back/(off) in year	0.6	(51.0)	(6.8)	(57.2)
At 31 December 2005	**16.4**	**134.0**	**15.7**	**166.1**
Company				
At 1 January 2005	20.2	10.1	–	30.3
Charge for the year:				
(Decrease)/increase in provision	(3.5)	4.1	–	0.6
Recoveries of amounts previously written off	(0.9)	(0.5)	–	(1.4)
Total	(4.4)	3.6	–	(0.8)
Amounts written back/(off) in year	0.6	(4.8)	–	(4.2)
At 31 December 2005	**16.4**	**8.9**	**–**	**25.3**

The provisions are set against the following balances:

	Group 2005 £m	**Company 2005 £m**
Loans and advances to customers	**159.1**	**25.3**
Net investment in finance lease and hire purchase contracts	**7.0**	**–**
Total	**166.1**	**25.3**

13 Corporation tax expense

	2005 £m	2004 £m
Current tax		
Current year corporation tax expense	**75.0**	108.5
Adjustment to corporation tax in relation to prior years	**(18.7)**	(17.4)
Overseas tax	**2.1**	0.3
	58.4	91.4
Deferred tax		
Current year deferred tax expense	**77.5**	60.5
Adjustment to deferred tax in relation to prior years	**4.3**	9.3
	81.8	69.8
Total	**140.2**	161.2

The corporation tax expense for the year of £140.2m (2004: £161.2m) represents 25.6% of profit before tax (2004: 27.5%).

The underlying effective tax rate for 2005 was 26.5% (2004: 26.9%). The calculation of the 2005 underlying effective tax rate excludes a tax credit of £0.3m in respect of the £1.0m fair value accounting volatility loss and takes into consideration, as part of underlying profits, the of the £52.0m profit on disposal of operations (sale of merchant acquiring business), shown in the income statement after operating profit and takes into consideration, as part of underlying profits, the coupon of £13.7m in respect of non-equity tier 1.

Further information about deferred tax is presented in Note 31 on page 72.

The Group expects to maintain an underlying effective tax rate below the statutory rate of corporation tax, but above that achieved in 2005, as it will continue to carry out its commercial activities and structure its business in a tax efficient manner.

The effective rate of tax for the year of 25.6% is lower than the standard rate of corporation tax in the UK of 30%, where the Group generates substantially all its profits. The differences are explained below:

	2005 £m	2004 £m
Profit before tax	**547.1**	586.6
Tax calculated at a tax rate of 30% (2004: 30%)	**164.1**	176.0
Effect of different tax rates in other countries	**(4.0)**	(4.3)
Non-taxable income and disallowable expenses	**(0.3)**	(2.4)
Tax relief in respect of non-equity tier 1	**(5.2)**	–
Adjustments to tax expense in respect of prior years	**(14.4)**	(8.1)
Corporation tax expense	**140.2**	161.2

14 Earnings per share

Basic earnings per ordinary share are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Basic statutory earnings per ordinary share of 86.9p (2004: 92.6p) are calculated by dividing the Group profit attributable to ordinary shareholders of £389.4m (2004: £423.3m) by the weighted average number of ordinary shares in issue and ranking for dividend of 448.0m (2004: 457.2m).

Underlying basic earnings per ordinary share were 87.1p (2004: 85.0p). These are provided to disclose the trend in earnings excluding the distorting effect of non-operating items. They are based on the same number of ordinary shares and the core profit after tax for the year after excluding the non-operating exceptional gain on the sale of the merchant acquisition business and gains/losses from fair value accounting volatility under IAS 39, less the associated tax charges as shown below:

	2005 £m	2004 £m
Profit attributable to ordinary shareholders for the year as reported	**389.4**	423.3
Adjusted for:		
Exceptional gain arising from the sale of the merchant acquisition business	**–**	(52.0)
Less associated tax charge	**–**	17.3
(Gains)/losses from fair value accounting volatility	**1.0**	n/a
Less associated tax charge/(credit)	**(0.3)**	n/a
Core profit after tax for the year	**390.1**	388.6

The diluted earnings per ordinary share of 86.5p (2004: 92.1p) are based on the total dilutive potential shares, as detailed below, and the Group profit attributable to ordinary shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

The total number of shares in issue at 31 December 2005 was 449m (2004: 446m)

	2005 £m	2004 £m
Weighted average number of ordinary shares in issue	**448.0**	457.2
Weighted average diluted options outstanding	**2.2**	2.2
Total	**450.2**	459.4

Underlying diluted earnings per ordinary share of 86.7p (2004: 84.6p) are based on core profit after tax and total dilutive potential shares, as set out above.

15 Group profit dealt with in the accounts of Alliance & Leicester plc

£231.5m (2004: £347.6m) of the Group profit attributable to ordinary shareholders has been dealt with in the accounts of Alliance & Leicester plc. As permitted by Section 230 of the Companies Act 1985, the Income Statement for Alliance & Leicester plc has not been presented separately.

16 Cash and balances with central banks

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cash in hand	**532.4**	536.0	**51.8**	52.3
Balances with central banks other than mandatory reserve deposits	**0.4**	0.3	**–**	–
Mandatory reserve deposits with central banks	**1,171.8**	49.0	**1,170.1**	48.0
Included in cash and cash equivalents	**1,704.6**	585.3	**1,221.9**	100.3

Included within Mandatory reserve deposits with central banks is a deposit of £51.8m (2004: £49.0m) with the Bank of England that is not available for use by the Group.

The Bank of England has agreed that the Group may collateralise exposures arising from the Notes Circulation Scheme with cash collateral by maintaining a cash deposit with the Bank of England. This amounted to £1,120m at 31 December 2005 (2004: £nil).

17 Due from banks

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Amounts due from subsidiary undertakings	**–**	–	**2,041.8**	440.1
Items in course of collection from other banks	**211.5**	116.4	**–**	–
Placements with other banks	**2,313.0**	1,679.3	**2,302.4**	1,634.0
Less: allowance for losses on amounts due from banks	**–**	(0.1)	**–**	(0.1)
Total	**2,524.5**	1,795.6	**4,344.2**	2,074.0

18 Derivative financial instruments

The Group utilises the following derivative instruments for both hedging and non-hedging purposes:

	Group 2005 Contract or underlying principal amount £m	Group 2005 Fair values Assets £m	Group 2005 Fair values Liabilities £m	Company 2005 Contract or underlying principal amount £m	Company 2005 Fair values Assets £m	Company 2005 Fair values Liabilities £m
Derivatives not hedge accounted:						
Foreign exchange derivatives:						
Currency forwards	2,899.4	53.1	(0.4)	2,922.3	53.4	(1.1)
Cross currency swaps	4,302.0	132.5	(136.4)	4,302.0	132.5	(136.4)
Total	7,201.4	185.6	(136.8)	7,224.3	185.9	(137.5)
Interest rate derivatives:						
Interest rate swaps	35,750.9	22.7	(42.1)	48,508.8	108.0	(120.7)
Forward rate agreements	1,571.2	0.2	(0.2)	1,571.2	0.2	(0.2)
Caps, collars and floors	6.4	–	–	12.8	–	–
Futures	254.5	–	–	254.5	–	–
Total	37,583.0	22.9	(42.3)	50,347.3	108.2	(120.9)
Embedded derivatives	–	–	–	–	–	–
Total derivative assets/(liabilities) not hedge accounted	**44,784.4**	**208.5**	**(179.1)**	**57,571.6**	**294.1**	**(258.4)**
Derivatives held for hedging						
Derivatives designated as fair value hedges:						
Cross currency swaps	35.3	–	(0.7)	35.3	–	(0.7)
Interest rate swaps	18,202.4	88.7	(106.9)	10,679.6	68.0	(35.5)
Total	18,237.7	88.7	(107.6)	10,714.9	68.0	(36.2)
Derivatives designated as cash flow hedges:						
Cross currency swaps	–	–	–	–	–	–
Interest rate swaps	8,369.1	49.7	(7.4)	9,480.1	53.0	(8.2)
Total	8,369.1	49.7	(7.4)	9,480.1	53.0	(8.2)
Total derivative assets/(liabilities) held for hedging	**26,606.8**	**138.4**	**(115.0)**	**20,195.0**	**121.0**	**(44.4)**
Total derivative assets/(liabilities)	**71,391.2**	**346.9**	**(294.1)**	**77,766.6**	**415.1**	**(302.8)**
Accrued interest	–	223.9	(116.3)	–	241.4	(118.8)
Total	**71,391.2**	**570.8**	**(410.4)**	**77,766.6**	**656.5**	**(421.6)**

The table below analyses the Group's derivatives portfolio by type of contract and maturity and shows the contract amount and the replacement cost. Contract amount indicates the amount of business outstanding at the balance sheet date and does not represent amounts at risk. The replacement cost represents the cost of replacing contracts, calculated at market rates current at the balance sheet date, and reflects the Group's exposure should the counterparty default. No account is taken of any offsetting position with the same counterparty.

	Group 2004		Company 2004	
Non-trading derivatives:	Contract or underlying principal amount £m	Replacement cost £m	Contract or underlying principal amount £m	Replacement cost £m
Used to manage foreign exchange risk				
Exchange rate contracts:				
Forward foreign exchange	950.4	2.0	973.2	2.3
Cross currency swaps	2,102.6	25.9	2,102.6	25.9
Total	3,053.0	27.9	3,075.8	28.2
With OECD financial institutions	3,053.0	27.9	3,075.8	28.2
With non-financial institutions	–	–	–	–
Total	3,053.0	27.9	3,075.8	28.2
Within 1 year	1,760.3	23.9	1,762.1	23.9
Between 1-5 years	1,265.9	2.7	1,265.9	2.7
In more than five years	26.8	1.3	47.8	1.6
Total	3,053.0	27.9	3,075.8	28.2
Used to manage interest rate risk				
Interest rate contracts:				
Interest rate swaps	49,605.8	335.0	55,909.6	390.9
Caps, collars and floors	106.4	–	112.8	–
Futures	–	–	–	–
Forward rate agreements	1,696.5	0.1	1,696.5	0.1
Total	51,408.7	335.1	57,718.9	391.0
With OECD financial institutions	51,408.7	335.1	57,718.9	391.0
With non-financial institutions	–	–	–	–
Total	51,408.7	335.1	57,718.9	391.0
Within 1 year	24,349.9	172.0	25,255.7	177.3
Between 1-5 years	21,447.8	86.8	25,151.8	98.8
In more than five years	5,611.0	76.3	7,311.4	114.9
Total	51,408.7	335.1	57,718.9	391.0

19 Loans and advances to customers

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Advances secured on residential properties	**33,147.9**	28,067.4	**33,090.1**	27,975.1
Other secured advances	**2,579.8**	1,668.2	**89.8**	228.7
Unsecured loans	**4,525.2**	3,987.5	**71.3**	59.0
Amounts due from subsidiary undertakings	**–**	–	**7,221.2**	6,526.9
Less: allowance for losses on loans and advances to customers	**(159.1)**	(160.6)	**(25.3)**	(50.0)
Total	**40,093.8**	33,562.5	**40,447.1**	34,739.7

These balances include £3.2m in respect of bankruptcy remote special purpose vehicles (SPVs). The SPVs, owned by charitable trusts, are funded by Asset Backed Commercial Paper and invest in 'AAA' rated assets. In addition to these loans the Group provides liquidity facilities to the SPVs, amounting to £1,132m at 31 December 2005. The SPVs are not consolidated into the Group accounts on the basis that the SPVs are not controlled by the Group and the benefits the Group receives from the SPVs are restricted to interest and fees relating directly to the loans and liquidity facilities provided.

20 Net investment in finance lease and hire purchase contracts

The Group's leasing subsidiary, Alliance & Leicester Commercial Finance, enters into finance lease and hire purchase arrangements with customers in a wide range of sectors, including transport, retail and utilities.

Group	2005 £m	2004 £m
Gross investment in finance leases and hire purchase contracts, receivable:		
Within 1 year	**341.2**	327.8
Between 1-5 years	**743.0**	523.8
In more than 5 years	**2,235.5**	2,427.6
	3,319.7	3,279.2
Unearned future finance income on finance leases and hire purchase contracts	**(1,173.4)**	(1,233.4)
Net investment in finance leases and hire purchase contracts	**2,146.3**	2,045.8

Group	2005 £m	2004 £m
The net investment in finance leases and hire purchase contracts may be analysed as follows:		
Within 1 year	**278.6**	204.7
Between 1-5 years	**551.3**	326.5
In more than 5 years	**1,316.4**	1,514.6
Total	**2,146.3**	2,045.8

Included in the carrying value of Net investment in finance leases and hire purchase contracts is £45.9m (2004: £37.3m) residual value at the end of the current lease terms, which will be recovered through re-letting or sale.

21 Debt securities

	Group 2004		Company 2004	
	Book Value £m	Market Value £m	Book Value £m	Market Value £m
Investment securities				
Issued by public bodies:				
Government securities	9.8	9.8	–	–
Other public sector securities	–	–	–	–
	9.8	9.8	–	–
Issued by other issuers:				
Bank and building society certificates of deposit	648.2	648.7	648.2	648.7
Other debt securities	9,612.3	9,624.9	8,910.1	8,922.9
	10,260.5	10,273.6	9,558.3	9,571.6
Total investment securities	**10,270.3**	**10,283.4**	**9,558.3**	**9,571.6**
Other debt securities	**253.3**	**253.3**	**253.3**	**253.3**
Total debt securities	**10,523.6**	**10,536.7**	**9,811.6**	**9,824.9**
Analysed by listing status:				
Listed in the UK	3,329.2	3,331.5	3,319.4	3,321.7
Listed or registered elsewhere	5,191.0	5,196.0	4,928.1	4,934.2
Unlisted	2,003.4	2,009.2	1,564.1	1,569.0
Total	**10,523.6**	**10,536.7**	**9,811.6**	**9,824.9**

22 Investment securities

	Group 2005 £m	Company 2005 £m
Securities available-for-sale		
Investment securities – at fair value:		
– Listed	7,924.6	7,901.0
– Unlisted	1,893.2	1,893.2
Total	**9,817.8**	**9,794.2**
Securities held-to-maturity		
Investment securities – at amortised cost:		
– Listed	–	–
– Unlisted	342.5	342.5
Total	**342.5**	**342.5**
Securities-loans and receivables		
Investment securities – at amortised cost:		
– Listed	–	–
– Unlisted	150.3	–
Total	**150.3**	**–**
Securities at fair value through profit or loss:		
– Listed	251.0	251.0
– Unlisted	80.0	63.8
Total	**331.0**	**314.8**
Total investment securities	**10,641.6**	**10,451.5**

The movement in investment securities may be summarised as follows:

Group	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2005	9,211.6	246.7	425.9	473.4	10,357.6
Exchange differences on monetary assets	76.6	28.8	–	(12.5)	92.9
Additions	5,139.8	65.6	150.3	33.5	5,389.2
Disposals (sale and redemption)	(4,608.9)	–	(425.9)	(158.2)	(5,193.0)
Gains/(losses) from changes in fair value	0.1	–	–	(2.7)	(2.6)
Movement in accruals	(7.6)	1.3	–	(2.4)	(8.7)
Amortisation of discounts and premiums	6.2	0.1	–	(0.1)	6.2
At 31 December 2005	**9,817.8**	**342.5**	**150.3**	**331.0**	**10,641.6**

Company	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2005	8,924.6	246.7	–	473.4	9,644.7
Exchange differences on monetary assets	77.0	28.8	–	(12.5)	93.3
Additions	5,139.9	65.6	–	18.7	5,224.2
Disposals (sale and redemption)	(4,340.8)	–	–	(157.9)	(4,498.7)
Gains/(losses) from changes in fair value	0.1	–	–	(4.2)	(4.1)
Movement in accruals	(7.7)	1.3	–	(2.6)	(9.0)
Amortisation of discounts and premiums	1.1	0.1	–	(0.1)	1.1
At 31 December 2005	**9,794.2**	**342.5**	**–**	**314.8**	**10,451.5**

23 Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities are designated as at fair value through profit or loss when this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities on different bases or recognising the gains and losses on them on different bases. The 'Fair Value Option' is used by the Group where Treasury assets or liabilities would otherwise be measured at amortised cost, the associated derivatives used to economically hedge the risk are held at fair value, and it is not practical to apply hedge accounting.The Group has also designated certain financial instruments containing embedded derivatives at fair value through profit or loss. At 1 January 2005 assets of £466.1m and liabilities of £551.6m were designated at fair value through profit or loss.

The table below shows the carrying value of financial assets and liabilities that upon initial recognition, or at 1 January 2005 on the adoption of IAS 39, were designated at fair value through profit or loss, and the net gains or losses on these instruments.

	Group £m	Company £m
Financial assets designated as at fair value through profit or loss:		
Carrying value at 31 December 2005	**331.0**	**314.8**
Net losses in the year	**(3.2)**	**(4.6)**
Financial liabilities designated as at fair value through profit or loss:		
Carrying value at 31 December 2005	**(8,394.4)**	**(8,394.4)**
Net gains in the year	**1.7**	**1.7**
Change in fair value in the year not attributable to changes in market risk#	**0.2**	**0.2**
Difference between carrying value and contractual liability at maturity date	**(1.7)**	**(1.7)**

This is calculated by comparing (i) the net present value of the cash flows at the start of the year using the benchmark interest rate at the end of the year, adjusted for cash flows during the year and for the increase in fair value because cash flows are one year closer, and (ii) the observed market price at the end of the year.

24 Shares in Group undertakings

Cost and net book value	Company £m
At 1 January 2005	**739.1**
Additions	**-**
Disposals	**(14.8)**
At 31 December 2005	**724.3**
Credit institutions	**75.6**
Other	**648.7**
Total	**724.3**

The principal operating subsidiary undertakings of Alliance & Leicester plc at 31 December 2005 are listed below. These subsidiary undertakings, which all have 31 December year-ends, are incorporated and all operate in Great Britain, except Alliance & Leicester International Limited which is incorporated and operates in the Isle of Man.

Directly held subsidiaries	Nature of business
Alliance & Leicester Commercial Bank plc	Banking
Alliance & Leicester Personal Finance Limited	Unsecured lending
Indirectly held subsidiaries	
Alliance & Leicester Commercial Finance plc	Asset leasing
Alliance & Leicester International Limited	Offshore deposit taking

All subsidiary undertakings are limited by ordinary shares and are unlisted. The Company holds a 100% interest in the ordinary share capital and the voting rights of all its subsidiary undertakings. The results of subsidiary undertakings have been included in the consolidated accounts. The ability of Alliance & Leicester Commercial Bank plc and Alliance & Leicester International Limited to pay dividends to the Company is restricted by regulatory capital requirements.

A complete list of subsidiary undertakings has not been given as this would result in a statement of excessive length. A full list is available from the Company's Registered Office.

25 Intangible fixed assets

Group	Goodwill £m	Software development cost £m	Total £m
Cost			
At 1 January 2005	4.8	5.5	10.3
Additions	–	12.2	12.2
At 31 December 2005	**4.8**	**17.7**	**22.5**
Amortisation			
At 1 January 2005	1.8	–	1.8
Charge for the year	–	2.1	2.1
At 31 December 2005	**1.8**	**2.1**	**3.9**
Net book value			
At 31 December 2005	**3.0**	**15.6**	**18.6**
At 31 December 2004	3.0	5.5	8.5

Company	Software development cost & total £m
Cost	
At 1 January 2005	2.6
Additions	6.9
At 31 December 2005	**9.5**
Amortisation	
At 1 January 2005	–
Charge for the year	1.2
At 31 December 2005	**1.2**
Net book value	
At 31 December 2005	**8.3**
At 31 December 2004	2.6

In 2004, there were £5.5m additions for the Group and £2.6m for the Company.

26 Property, plant and equipment

Group	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Total £m
Cost					
At 1 January 2005	284.6	12.9	50.8	414.8	763.1
Additions	6.4	0.2	2.4	17.2	26.2
Disposals	(4.3)	(1.5)	(3.2)	(4.9)	(13.9)
At 31 December 2005	**286.7**	**11.6**	**50.0**	**427.1**	**775.4**
Depreciation and amortisation					
At 1 January 2005	120.0	5.5	39.0	326.1	490.6
Charge for the year	6.0	0.2	2.2	24.8	33.2
Disposals	(2.7)	(0.1)	(3.2)	(4.8)	(10.8)
At 31 December 2005	**123.3**	**5.6**	**38.0**	**346.1**	**513.0**
Net book value					
At 31 December 2005	**163.4**	**6.0**	**12.0**	**81.0**	**262.4**
At 31 December 2004	164.6	7.4	11.8	88.7	272.5

The cost of freehold land and buildings held under finance leases was £91.9m (2004: £106.8m). The related cumulative depreciation of £30.7m (2004: £30.7m) includes £1.6m charged during the year (2004: £1.6m).

The cost of leaseholds over 50 years unexpired held under finance leases was £1.7m (2004: £1.7m). The related cumulative depreciation of £0.9m (2004: £0.8m) includes £0.1m charged during the year (2004: £nil).

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2004: £25.7m). The related cumulative depreciation of £16.0m (2004: £13.2m) includes £2.8m charged during the year (2004: £2.9m).

In 2004 there were £30.0m of additions and £15.2m of disposals.

26 Property, plant and equipment continued

Company	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Total £m
Cost					
At 1 January 2005	114.7	10.6	50.2	312.4	487.9
Additions	1.5	1.4	1.7	14.8	19.4
Disposals	(4.3)	(1.5)	(3.2)	(4.8)	(13.8)
At 31 December 2005	**111.9**	**10.5**	**48.7**	**322.4**	**493.5**
Depreciation and amortisation					
At 1 January 2005	52.4	4.2	38.5	230.5	325.6
Charge for the year	1.9	0.5	2.0	22.6	27.0
Disposals	(2.7)	(0.1)	(3.2)	(4.8)	(10.8)
At 31 December 2005	**51.6**	**4.6**	**37.3**	**248.3**	**341.8**
Net book value					
At 31 December 2005	**60.3**	**5.9**	**11.4**	**74.1**	**151.7**
At 31 December 2004	62.3	6.4	11.7	81.9	162.3

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2004: £25.7m). The related cumulative depreciation of £16.0m (2004: £13.2m) includes £2.8m charged during the year (2004: £2.9m).

In 2004 there were £22.5m of additions and £14.7m of disposals.

At the balance sheet date, the Group and the Company had contracted with lessees for the following future minimum lease payments in sub-leases.

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Within 1 year	**0.3**	0.3	**0.2**	0.3
Between 1-5 years	**5.7**	1.7	**1.8**	1.8
In more than five years	**8.9**	13.4	**8.9**	8.2
Total	**14.9**	15.4	**10.9**	10.3

27 Operating lease assets

The Group's leasing subsidiary, Alliance & Leicester Commercial Finance, enters into operating lease arrangements with customers in a wide range of sectors, including transport, retail and utilities.

Group	Total £m
Cost	
At 1 January 2005	557.4
Additions	108.7
Disposals	(107.2)
At 31 December 2005	**558.9**
Depreciation	
At 1 January 2005	190.3
Charge for the year	74.0
Disposals	(69.8)
At 31 December 2005	**194.5**
Net book value	
At 31 December 2005	**364.4**
At 31 December 2004	367.1

In 2004 there were £107.3m of additions and £75.8m of disposals.

The Company has operating lease assets of £nil (2004: £13.4m) of land, which are not depreciated.

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments:

	Group	
	2005 £m	2004 £m
Within 1 year	**80.7**	73.4
Between 1-5 years	**155.0**	145.3
In more than five years	**50.7**	39.3
Total	**286.4**	258.0

28 Other assets

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Amounts due from subsidiary undertakings	**-**	–	**141.9**	104.9
Trade debtors	**155.7**	73.6	**-**	–
Other	**62.9**	20.3	**1.9**	0.2
Total	**218.6**	93.9	**143.8**	105.1

29 Due to other banks

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Amounts due to subsidiary undertakings	**–**	–	**4,677.4**	2,948.9
Items in course of collection	**246.2**	199.4	**-**	–
Deposits from other banks	**6,320.4**	4,451.8	**6,318.8**	4,446.4
Total	**6,566.6**	4,651.2	**10,996.2**	7,395.3

30 Other liabilities

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Trade creditors	**16.2**	26.4	**8.2**	15.0
Other taxation	**33.6**	42.3	**33.5**	39.3
Finance leases	**71.0**	75.1	**10.1**	16.6
Other	**208.9**	212.1	**391.1**	341.5
Total	**329.7**	355.9	**442.9**	412.4
Amounts include:				
Due to subsidiary undertakings	**-**	–	**280.8**	249.3

The Group's finance lease obligations mainly relate to a lease and leaseback of Group property.

The maturity of net obligations under finance leases are as follows:

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Within 1 year	**34.4**	11.4	**4.7**	10.9
Between 1-5 years	**10.9**	21.4	**5.4**	5.7
In more than five years	**25.7**	42.3	**-**	–
Total	**71.0**	75.1	**10.1**	16.6

Future minimum lease payments are:

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Within 1 year	**36.8**	6.4	**5.1**	8.2
Between 1-5 years	**18.3**	26.7	**5.6**	11.1
In more than five years	**31.1**	54.5	**–**	–
Total	**86.2**	87.6	**10.7**	19.3

At the balance sheet date, the Group and the Company had contracted with lessees for the following future minimum lease payments on sub-leases:

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Leases which expire:				
Within 1 year	**32.6**	–	**-**	**-**
Between 1-5 years	**1.2**	0.3	**0.2**	0.3
In more than five years	**0.7**	0.8	**0.7**	0.8
Total	**34.5**	1.1	**0.9**	1.1

During 2005 £3.7m was incurred as a finance lease interest charge (2004: £5.5m).

The difference between the future minimum lease payments and the net obligations under finance leases are due to finance charges not yet incurred.

31 Deferred taxation

Deferred taxes are calculated on all temporary differences under the liability method using an effective tax rate of 30% (2004: 30%).

The movement on the deferred tax account is as follows:

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
At 1 January	**163.7**	107.5	**(64.8)**	(94.8)
Adoption of IAS 32 and IAS 39	**33.4**	–	**41.6**	–
Income statement charge	**81.8**	69.8	**11.9**	31.5
Charge to equity	**(4.8)**	(1.5)	**(3.9)**	(1.5)
Deferred tax on disposals	**(14.3)**	(12.1)	**–**	–
At 31 December	**259.8**	163.7	**(15.2)**	(64.8)
Deferred tax liabilities/(assets):				
Accelerated tax depreciation	**318.0**	270.2	**8.2**	8.7
Pensions and other post retirement benefits	**(59.5)**	(66.8)	**(48.3)**	(51.2)
Provisions for loan impairment and other provisions	**(32.1)**	(34.4)	**(18.2)**	(20.8)
Other temporary differences	**33.4**	(5.3)	**43.1**	(1.5)
Deferred tax liabilities/(assets)	**259.8**	163.7	**(15.2)**	(64.8)

The deferred tax charge in the income statement comprises the following temporary differences:

Accelerated tax depreciation	**67.5**	56.4	**(0.5)**	1.1
Pensions and other post retirement benefits	**16.1**	19.4	**9.8**	25.8
Provisions for loan impairment and other provisions	**(7.0)**	(2.1)	**0.1**	1.1
Other temporary differences	**0.9**	(13.2)	**0.5**	1.0
	77.5	60.5	**9.9**	29.0
Adjustment to deferred tax in relation to prior years	**4.3**	9.3	**2.0**	2.5
Deferred tax charge	**81.8**	69.8	**11.9**	31.5

Deferred tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Such unremitted earnings total £115.9m at 31 December 2005.

32 Other borrowed funds

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Dated loan capital	**885.0**	816.6	**885.0**	816.6
Total subordinated liabilities	**885.0**	816.6	**885.0**	816.6
Accrued Interest	**17.6**	n/a	**17.6**	n/a
Fair value hedging adjustments	**40.2**	n/a	**40.2**	n/a
Less: unamortised issue costs	**(3.7)**	(3.9)	**(3.7)**	(3.9)
Total	**939.1**	812.7	**939.1**	812.7
Maturing by 2006	**200.0**	200.0	**200.0**	200.0
Maturing by 2008	**75.0**	75.0	**75.0**	75.0
Maturing by 2010	**–**	188.7	**–**	188.7
Maturing by 2013	**51.4**	52.9	**51.4**	52.9
Maturing by 2015	**87.2**	–	**87.2**	–
Maturing by 2017	**102.8**	–	**102.8**	–
Maturing by 2017	**68.6**	–	**68.6**	–
Maturing by 2023	**150.0**	150.0	**150.0**	150.0
Maturing by 2031	**150.0**	150.0	**150.0**	150.0
Total loan capital	**885.0**	816.6	**885.0**	816.6

The interest rate liabilities of 8.75% on the £200m Notes due 2006, 9.75% on the £75m Notes due 2008, 5.25% on the £150m Notes due 2023 and 5.875% on the £150m Notes due 2031 have each been swapped into floating rate, with rates of up to 1.36% above 6-month sterling LIBOR.

The Subordinated Notes due 2006, 2008, 2023 and 2031 are denominated in UK Sterling. The Subordinated Notes due 2010 and 2015 are denominated in US Dollars. The Subordinated Notes due 2010 were redeemed on 2 March 2005. The Subordinated Notes due 2013 and 2017 are denominated in Euros.

The following subordinated loans each exceed 10% of total subordinated liabilities. The subordinated debt was raised in order to widen the capital base of the Company.

	Terms £m	Group and Company £m
Subordinated Notes due 2006	Fixed interest rate of 8.75%	200.0
Subordinated Notes due 2017	Floating rate	102.8
Subordinated Notes due 2023	Fixed interest rate of 5.25%	150.0
Subordinated Notes due 2031	Fixed interest rate of 5.875%	150.0

The Notes are subordinated to the claims of depositors and all other creditors.

All the Notes may be redeemed at the option of the Group, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. The Group may also purchase the Notes in the open market. The 2008 Notes can be redeemed at the option of the Group, at the higher of their principal amount and the price at which the gross redemption yield on the Notes is equal to the gross redemption yield on 9% Treasury Stock 2008. The 2013 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before November 2008. The 2015 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before September 2010. The £102.8m 2017 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before August 2012. The £68.6m 2017 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before October 2012. The 2023 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before March 2018. For all the Notes, no such purchase or redemption may be made without the consent of the Financial Services Authority.

The Group has not had any defaults of principal, interest or other breaches with respect to liabilities during the period.

33 Retirement benefit obligations

Amounts recognised in the balance sheet:

	Group and Company	
	2005 £m	2004 £m
Funded defined benefit pension scheme	**(74.3)**	(58.9)
Unfunded defined benefit pension scheme	**(9.6)**	(8.0)
Post-retirement medical benefits	**(23.0)**	(20.8)
Total	**(106.9)**	(87.7)

Pension schemes

The Alliance & Leicester Pension Scheme (the Scheme) comprises funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme. The principal scheme is an exempt approved pension scheme under which retirement and death benefits are provided for Group employees. The funds of the Scheme are administered by trustees independently of the finances of the participating employers. In addition, benefits are provided by the Company on an unfunded unapproved basis to a number of senior staff recruited since June 1989 whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap.

The Group has adopted the revised IAS 19, published in December 2004. Actuarial gains and losses are recognised immediately in full, through the Statement of Recognised Income and Expense.

Scheme assets are stated at their market value at 31 December 2005. Scheme liabilities are based on the most recent actuarial valuation at 31 March 2004 and updated by an independent qualified actuary to assess the liabilities as at 31 December 2005.

Alliance & Leicester plc is the sponsoring employer for the Scheme. There is no contractual agreement or stated policy for recharging the defined benefit cost to other companies in the Group. Therefore, in accordance with IAS 19, the Company recognises the whole defined benefit liability of the Scheme.

The amounts recognised in the balance sheet are determined as follows:

	Group and Company	
	2005 £m	2004 £m
Present value of funded obligations	**(1,304.7)**	(1,119.2)
Fair value of Scheme assets	**1,230.4**	1,060.3
	(74.3)	(58.9)
Present value of unfunded obligations	**(9.6)**	(8.0)
Liability in the balance sheet	**(83.9)**	(66.9)

33 Retirement benefit obligations continued

The amounts recognised in the income statement are as follows:

	Group	
	2005 £m	2004 £m
Current service cost	**18.1**	18.0
Interest cost	**60.8**	56.0
Expected return on Scheme assets	**(64.2)**	(52.4)
Past service cost	**(1.9)**	–
Total cost – defined benefit Scheme	**12.8**	21.6
Defined contribution Scheme – contributions by employer	**5.5**	4.9
Total cost	**18.3**	26.5

Changes in the present value of the defined benefit obligations are as follows:

	Group and Company	
	2005 £m	2004 £m
At 1 January	**1,127.2**	1,035.9
Current service cost	**18.1**	18.0
Interest cost	**60.8**	56.0
Past service cost	**(1.9)**	–
Actuarial loss	**129.7**	36.0
Benefits paid	**(19.6)**	(18.7)
At 31 December	**1,314.3**	1,127.2

The expected return on assets is determined by the scheme actuaries, based on historic average returns and current market trends.

Changes in the fair value of Scheme assets are as follows:

	Group and Company	
	2005 £m	2004 £m
At 1 January	**1,060.3**	849.0
Expected return	**64.2**	52.4
Actuarial gain	**107.9**	29.6
Contributions by employer	**17.4**	148.0
Benefits paid	**(19.4)**	(18.7)
At 31 December	**1,230.4**	1,060.3
Actual return on Scheme assets	**172.1**	82.0

The Group expects to contribute 21.8% of pensionable salary to its defined benefit Scheme in 2006.

The principal actuarial assumptions used were as follows:

Valuation method	Projected unit
Inflation assumption	2.75%
Salaries rate of increase (p.a.)	4.5%
Pensions rate of increase (p.a.)	2.75%
Discount rate used to determine 2005 net pension cost	5.4%
Discount rate used to determine benefit obligations at 31 December 2005	4.9%
Expected return on Scheme equities	7.5%
Expected return on Scheme bonds	5.0%

The major categories of Scheme assets are as follows:

	Group	
	2005 £m	2004 £m
Equities	**644.2**	517.2
Bonds	**580.0**	425.0
Net current assets	**6.2**	118.1
Total	**1,230.4**	1,060.3

Net current assets at 31 December 2004 included a one-off contribution of £114m that was awaiting investment at that date.

Amounts for the current and prior year for the defined benefit Scheme are as follows:

	Group	
	2005 £m	2004 £m
Defined benefit obligations	**(1,314.3)**	(1,127.2)
Scheme assets	**1,230.4**	1,060.3
Deficit	**(83.9)**	(66.9)
Experience losses on Scheme liabilities	**(129.7)**	(36.0)
Experience gains on Scheme assets	**107.9**	29.6

Post-retirement medical benefits

The Group provides post-retirement medical benefits to certain pensioners and active employees. The liability has been assessed by an independent qualified actuary as at 31 December 2005, using the projected unit method. The principal actuarial assumptions used in the valuation were a discount rate of 4.9% and medical benefit cost inflation of 7.3% for 1 year, reducing to 4.5% over 4 years and remaining at 4.5% thereafter.

Changes in the post-retirement medical benefits provision are as follows:

	Group and Company	
	2005 £m	2004 £m
At 1 January	**20.8**	20.6
Charge to profit or loss in the year	**1.7**	1.4
Other movements	**–**	(0.5)
Actuarial loss/(gain)	**0.5**	(0.7)
At 31 December	**23.0**	20.8

A one percentage point movement in medical cost trend rates would have the following effects:

	2005 £m	2004 £m
Effect on liability of 1% increase in cost trend	**4.4**	3.8
Effect on liability of 1% decrease in cost trend	**(3.5)**	(3.0)
Effect on service cost of 1% increase in cost trend	**0.3**	0.3
Effect on service cost of 1% decrease in cost trend	**(0.2)**	(0.2)

34 Contingent liabilities and commitments

Litigation

Certain Group undertakings are engaged in litigation, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

Capital commitments

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Future capital expenditure:				
Contracted for but not provided in the accounts	**–**	–	**–**	–

The following table indicates the contractual amounts of the Group's and the Company's off-balance sheet financial instruments that commit them to extend credit to customers:

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Contingent liabilities:				
Guarantees, liquidity facilities and irrevocable letters of credit	**336.5**	154.3	**184.1**	25.0
Commitments:				
Irrevocable undrawn loan facilities	**220.7**	612.4	**65.8**	56.5

The Group also provides standby liquidity facilities to Special Purpose Vehicles as set out in Note 19.

a) Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

b) The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

34 Contingent liabilities and commitments continued

Operating lease commitments

Where the Group is a lessee, the future minimum lease payments under non cancellable building operating leases, are as follows:

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Leases which expire:				
Within 1 year	**0.2**	0.2	**6.8**	6.7
Between 1-5 years	**8.5**	9.1	**33.3**	34.5
In more than five years	**87.9**	93.1	**132.6**	143.7
Total	**96.6**	102.4	**172.7**	184.9

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments on sub-leases of rental properties:

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Within 1 year	**0.4**	0.3	**0.3**	0.3
Between 1-5 years	**2.9**	1.5	**2.1**	0.9
In more than five years	**3.1**	5.0	**0.9**	2.7
Total	**6.4**	6.8	**3.3**	3.9

During the year, the Group incurred £11.1m operating lease rental charges (2004: £12.1m).

Assets pledged as collateral security

Assets are pledged as collateral under repurchase agreements with other banks and for security deposits relating to local futures, options and stock exchange memberships. Mandatory reserve deposits are also held with local central banks in accordance with statutory requirements. These deposits are not available to finance the Group's day to day operations.

	Group and Company	
	2005 £m	2004 £m
Investment securities	**1,572.0**	716.1

35 Minority interests: Non equity tier 1

On 22 March 2004, Alliance & Leicester plc issued £300m of innovative tier 1 capital securities. The tier 1 securities are perpetual securities and pay a coupon on 22 March each year, with the first coupon paid on 22 March 2005. At each payment date, Alliance & Leicester plc can decide whether to declare or defer the coupon. If a coupon is deferred then Alliance & Leicester plc may not pay a dividend on any share until it next makes a coupon payment.

The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each coupon payment date thereafter.

The carrying value of £297.2m at 31 December 2004 under UK GAAP excluded accrued interest.

	Group and Company
	2005 £m
At 1 January	**310.6**
Profit attributable to minority interest	**17.5**
Coupon paid	**(17.5)**
At 31 December	**310.6**

36 Minority interests: other

The non-equity minority interest comprises 10,000 (December 2004: 10,000) non-cumulative irredeemable senior preference shares of £1 each in Alliance & Leicester Finance Company Limited. These entitle holders to a fixed non-cumulative dividend of £67 per annum from March 2006. The shares do not entitle the holders to any rights against other Group companies.

In accordance with IAS 32 this is now classified within Debt securities in issue in 2005.

37 Share capital

Group and Company	2005 Number m	2005 Amount £m	2004 Number m	2004 Amount £m
Authorised share capital:				
Ordinary shares of 50p each	**776.0**	**388.0**	776.0	388.0
Issued, allotted and fully paid	**448.9**	**224.4**	446.3	223.2

The number of ordinary shares in issue at 31 December 2005 reflects the adjustment for the cancellation of shares following the share buyback. During the year, the Group repurchased 575,000 shares with a nominal value of £0.3m, at a cost of £5.0m. This has been charged against profit and loss account reserves.

Share capital

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
At 1 January	**223.2**	231.1	**223.2**	231.1
New shares issued:				
Share incentive plan (SIP) Partnership shares	**0.1**	0.1	**0.1**	0.1
Alliance & Leicester Executive Share Option Plan	**0.6**	0.5	**0.6**	0.5
Alliance & Leicester ShareSave scheme	**0.7**	0.2	**0.7**	0.2
Deferred Bonus Scheme	**0.1**	0.1	**0.1**	0.1
Share buybacks	**(0.3)**	(8.8)	**(0.3)**	(8.8)
At 31 December	**224.4**	223.2	**224.4**	223.2

Substantial share interests

In accordance with sections 198 to 208 of the Companies Act 1985, the following shareholders disclosed a major interest in the share capital of the Company as at 10 February 2006.

	%
Alliance & Leicester ShareSafe Limited	12.08
M&G Investment Management Limited	6.07
Schroder Investment Management Limited	5.53
Legal & General Investment Management Limited	3.46
Morley Fund Management Limited (UK)	3.02

38 Share-based payments

During the year ended 31 December 2005, the Group had seven share-based payment arrangements. These are described below, with further details given in the Directors' Remuneration Report on pages 36 and 37.

(i) ShareSave Scheme

This Scheme is open to all employees. Participants may elect to save up to £250 per month under a three or five year savings contract. An option is granted by the Company to buy shares at a price based on 80% of the market value of the shares at the time of grant. At the end of the savings contract, a tax free bonus is applied to the savings and the option becomes exercisable, for a period of six months. Options are exercisable earlier if an employee leaves the Group in special circumstances.

(ii) Share Incentive Plan ('SIP') – free shares

Eligible employees are awarded free shares each year, based on a percentage of their salary. There are no performance criteria.

(iii) Share Incentive Plan – partnership shares

This Scheme is open to all employees. Participants may elect to save up to £125 per month under a six month savings contract. The savings are converted into shares, based on the lower price at the start and end of the six month period. There are no performance criteria.

(iv) Executive and Senior Manager Share Options

Executive Options are normally granted twice a year, after the final results and the interim results announcements. The number of shares over which options are granted is based on a multiple of the participant's salary. The exercise of options is subject to a performance condition based on Earnings Per Share (EPS) growth. For options granted in 2003-2005, the performance condition is that the percentage growth in EPS must exceed the percentage growth in the Retail Price Index by at least 9% over the specified three year period. Options are exercisable for up to seven years from the vesting date.

(v) Executive Deferred Bonus Scheme

For the 2003 and 2004 bonus schemes executive directors were required to defer 25% of their bonus into shares and were entitled to defer up to 100%. The deferred bonus may be matched by the Company depending on the Company's relative Total Shareholder Return (TSR) performance over a three year period against a group of its retail banking peers, to a maximum of 300% of the deferred amount for upper quartile performance. The rights to shares cannot normally be exercised for three years and lapse if not exercised within seven years.

38 Share-based payments continued

(vi) Executive Performance Share Plan

For 2005 the Deferred Bonus Scheme was replaced with the Performance Share Plan for executive directors. The annual award is normally shares to the value of 125% of salary. The performance period is three years with no re-testing. The vesting of 50% of the award depends on the performance of the Company's TSR relative to a peer group of retail banks. The vesting of the other 50% of the award depends on the percentage growth in EPS, with vesting starting when adjusted EPS growth exceeds inflation by 3% per annum, and full vesting when adjusted EPS exceeds inflation by 8% per annum.

(vii) Senior Manager Deferred Bonus Scheme

Senior Managers can defer up to 25% of their annual bonus into shares. The amount of shares to be received are based on double the amount of bonus deferred, based on the market value of the Company's shares at the time. This amount is then matched on a one for one basis. The vesting of the options, normally three years later, is not subject to performance conditions.

	ShareSave	Share Options	Executive Deferred (Note i)	Executive Performance	Senior Manager Deferred (Note ii)
2004					
Outstanding at 1 January	4,087,469	5,275,775	124,302	–	131,314
Granted	1,264,076	2,099,786	51,074	–	80,496
Lapsed	(268,770)	(391,561)	(1,735)	–	–
Exercised	(536,727)	(1,018,325)	(12,525)	–	(30,866)
Outstanding at 31 December	4,546,048	5,965,675	161,116	–	180,944
Exercisable at 31 December	52,882	965,829	41,340	–	27,334
Weighted average exercise price in 2004	565p	719p	n/a	n/a	n/a
Range of exercise prices for options outstanding at 31 December 2004	364.4p-689p	510p-900.5p	n/a	n/a	n/a
Weighted average remaining contractual life	2.1 years	1.3 years	1.1 years	n/a	1.4 years
Weighted average fair value of options awarded in 2004	166p	97p	677p (Note iii)	n/a	2,033p (Note iii)
2005					
Outstanding at 1 January	4,546,048	5,965,675	161,116	–	180,944
Granted	1,144,123	2,138,970	42,298	234,817	64,526
Lapsed	(446,517)	(511,613)	–	–	(6,399)
Exercised	(1,481,757)	(1,332,267)	(20,792)	–	(26,414)
Outstanding at 31 December	**3,761,897**	**6,260,765**	**182,622**	**234,817**	**212,657**
Exercisable at 31 December	104,472	702,469	36,675	–	7,702
Weighted average exercise price in 2005	482p	780p	n/a	n/a	n/a
Range of exercise prices for options outstanding at 31 December 2005	364.4p-705p	510p-900.5p	n/a	n/a	n/a
Weighted average remaining contractual life	2.4 years	1.3 years	0.9 years	2.6 years	1.1 years
Weighted average fair value of options awarded in 2005	106p	49p	654p (Note iii)	505p	2001p (Note iii)

Notes

(i) The figures in the table relate to the number of deferred options only

(ii) The figures in the table relate to the level of bonus deferred i.e. excluding the matching element

(iii) The option value includes the deferred share and the fair value of the matched element, less the cash bonus foregone

202,596 SIP free shares were allocated during the year with a market value of 876.5p per share (2004: 470,714 shares with a market value of 870p per share).

51,271 SIP partnership shares were issued in January 2005 at a price of 845.5p per share and 61,538 shares in July 2005 at a price of 884.5p per share. 46,204 SIP partnership shares were issued in January 2004 at a price of 830p per share and 57,074 shares in July 2004 at a price of 815p per share. The fair value of these awards was between 26p and 52p per share.

The estimated fair values are calculated by applying a binomial option pricing model. The assumptions used in the model are as follows:

Input	Assumption
Share price	Price at date of grant
Exercise price	Per scheme rules
Expected volatility	11-12%
Option life	Per scheme rules
Expected dividends	Based on historic dividend yield
Risk-free interest rate	4.5%-4.9%

Levels of early exercises and lapses are estimated using historical averages.

The charge to profit and loss arising from share based payments in the year was £6.9m (2004: £7.7m).

39 Other reserves and profit and loss account

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Share premium	**85.1**	66.7	**85.1**	66.7
Capital redemption reserve	**73.0**	72.7	**73.0**	72.7
Reserve for share-based payments	**13.8**	6.7	**13.8**	6.7
Available-for-sale reserve	**5.8**	n/a	**5.8**	n/a
Cash flow hedging reserve	**22.5**	n/a	**27.0**	n/a

Share premium

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
At 1 January	**66.7**	54.7	**66.7**	54.7
Issue of shares under option	**18.4**	12.0	**18.4**	12.0
At 31 December	**85.1**	66.7	**85.1**	66.7

Capital redemption reserve

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
At 1 January	**72.7**	63.8	**72.7**	63.8
Repurchase of share capital	**0.3**	8.9	**0.3**	8.9
At 31 December	**73.0**	72.7	**73.0**	72.7

Reserve for share-based payments

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
At 1 January	**6.7**	3.3	**6.7**	3.3
Share option costs charged to profit in year	**5.1**	3.4	**5.1**	3.4
Deferred tax	**2.0**	–	**2.0**	–
At 31 December	**13.8**	6.7	**13.8**	6.7

Available-for-sale reserve

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
At 1 January	**5.7**	n/a	**5.7**	n/a
Net gains from changes in fair value	**0.1**	n/a	**0.1**	n/a
Losses transferred to net profit due to impairment	**–**	n/a	**–**	n/a
Net losses transferred to net profit on disposal	**–**	n/a	**–**	n/a
Deferred tax	**–**	n/a	**–**	n/a
Current tax	**–**	n/a	**–**	n/a
At 31 December	**5.8**	n/a	**5.8**	n/a

Cash flow hedging reserve

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
At 1 January	**14.0**	n/a	**16.4**	n/a
Gains from changes in fair value	**12.5**	n/a	**15.2**	n/a
Transferred to net profit	**(0.3)**	n/a	**–**	n/a
Deferred tax	**(3.7)**	n/a	**(4.6)**	n/a
At 31 December	**22.5**	n/a	**27.0**	n/a

The cash flow hedging reserve arises on cash flow hedges of interest rate risk on a portfolio of variable rate assets. The hedged interest rate cash flows on the underlying portfolio are expected to occur on a reducing basis over a period of approximately six years from the balance sheet date.

39 Other reserves and profit and loss account continued

Movements in the profit and loss account were as follows:

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
At 31 December	**1,272.4**	1,213.5	**703.6**	720.4
Impact of adoption of IAS 32 and IAS 39 (Notes 45 and 49)	**56.3**	n/a	**75.9**	n/a
At 1 January	**1,328.7**	1,213.5	**779.5**	720.4
Net profit for year	**389.4**	423.3	**231.5**	347.6
Final dividend for 2003	**-**	(136.6)	**-**	(136.6)
Interim dividend for 2004	**-**	(71.4)	**-**	(71.4)
Final dividend for 2004	**(145.6)**	-	**(145.6)**	-
Interim dividend for 2005	**(75.1)**	-	**(75.1)**	-
Actuarial loss on retirement benefit obligations	**(22.3)**	(5.1)	**(22.3)**	(5.1)
Deferred tax on actuarial loss on retirement benefit obligations	**6.5**	1.5	**6.5**	1.5
Repurchase of share capital	**(5.0)**	(152.8)	**(5.0)**	(152.8)
Other	**(0.1)**	-	**(0.1)**	-
At 31 December	**1,476.5**	1,272.4	**769.4**	703.6

40 Dividends per share

During the year an interim dividend in respect of 2005 was paid out of 16.8p per ordinary share (2004: 15.7p per ordinary share) amounting to £75.1m (2004: £71.4m).

Final dividends are not accounted for until they have been ratified at the Annual General Meeting.

At the meeting on 2 May 2006 a final dividend in respect of 2005 of 34.7p per ordinary share (2004: 32.6p per ordinary share), amounting to an estimated total of £155.8m (2004: £145.6m), is to be proposed.

The financial statements for the year ended 31 December 2005 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2006.

41 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances.

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Cash and balances with central banks (Note 16)	**1,704.6**	585.3	**1,221.9**	100.3
Due from banks	**339.1**	421.1	**121.6**	436.3
Total	**2,043.7**	1,006.4	**1,343.5**	536.6

42 Related party transactions

Group

The Group enters into transactions in the ordinary course of business, with directors of the Company and persons connected with the directors of the Company, on normal commercial terms. At 31 December 2005 the directors and connected persons held deposits with the Group of £1,691,361 (2004: £1,641,218) and loans amounting to £1,017,762 (2004: £800,748), including £1,017,762 (2004: £799,861) secured on residential properties.

Company

Details of the Company's shares in Group undertakings are given in Note 24.

The Company entered into transactions with other Group undertakings as shown in the table below.

	2005 £m	2004 £m
Interest received from subsidiaries	**355.7**	285.4
Interest paid to subsidiaries	**(208.4)**	(137.5)

During the current and preceding year the Company recharged other Group undertakings for various administrative expenses incurred on their behalf. The Company also received administrative cost recharges from other Group undertakings.

At 31 December 2005, the Company was owed £9,404.9m (2004: £7,071.8m) by other Group undertakings and owed £5,935.6m (2004: £3,749.3m) to Group undertakings. The Company had derivative assets of £85.7m and derivative liabilities of £11.3m with Group undertakings at 31 December 2005. It is not practicable to analyse the high volume of funding transactions between the Company and other Group undertakings.

Directors' emoluments

	2005 £m	2004 £m
Short-term benefits	**4.0**	3.1
Post-employment benefits	**0.6**	0.5
Share-based payments	**1.1**	0.6
Total	**5.7**	4.2

Directors' emoluments include those emoluments received by directors from the Company and its associated bodies. Gains on share options exercised under the long-term incentive scheme in the year were £0.7m (2004: £0.3m) whilst gains on other share options exercised in the year were £0.5m (2004: £0.1m). A detailed analysis of directors' emoluments and share options is given on pages 38 to 41 in the Directors' Remuneration Report.

Four directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme (2004: 5). The Group's transactions with the Scheme are described in Note 33.

43 Post balance sheet event

On 25 January 2006 the Group announced a voluntary redundancy scheme as part of a continuing drive to improve efficiency of its back office operations. Redundancy costs of between £20m and £25m are expected to be incurred in 2006.

44 Reconciliation of Group Balance Sheet at 1 January 2004 (Date of transition to IFRS)

		Effects of transition to IFRS			
	UK GAAP 31.12.03 £m	Balance sheet reclassification (Note i) £m	Other effects of IFRS £m	IFRS 1.1.04 £m	Notes
Assets					
Cash and balances with central banks	494.0	43.1	(0.2)	536.9	
Treasury bills and other eligible bills	117.0	–	–	117.0	
Due from banks	3,186.7	81.9	3.6	3,272.2	(ii)
Items in the course of collection from other banks	125.0	(125.0)	–	–	
Loans and advances to customers:	29,798.9	2.7	125.5	29,927.1	(ii)
Securitised advances	130.0	(130.0)	–	–	
Less: non-recourse finance	(127.3)	127.3	–	–	
	29,801.6	–	125.5	29,927.1	
Net investment in finance leases and hire purchase contracts	1,975.8	–	(41.2)	1,934.6	(iii)
Debt securities	11,491.5	–	(0.1)	11,491.4	
Intangible fixed assets	3.0	–	–	3.0	
Property, plant and equipment	280.9	–	1.4	282.3	
Operating lease assets	374.7	–	(18.7)	356.0	(iv)
Other assets	171.5	–	–	171.5	
Prepayments and accrued income	402.7	–	(139.2)	263.5	(v)
Total assets	48,424.4	–	(68.9)	48,355.5	
Liabilities					
Due to other banks	5,040.2	76.8	–	5,117.0	
Items in the course of transmission to other banks	214.9	(214.9)	–	–	
Due to customers	24,239.2	–	(6.8)	24,232.4	(ii)
Debt securities in issue	14,853.7	–	128.1	14,981.8	(ii)
Other liabilities	466.7	(57.7)	(135.3)	273.7	(vi)
Current tax liabilities	–	57.7	–	57.7	
Accruals and deferred income	859.8	138.1	(1.2)	996.7	
Deferred tax liabilities	–	220.0	(112.5)	107.5	(vii)
Provisions for liabilities and charges	240.9	(240.9)	–	–	
Other borrowed funds	812.1	–	–	812.1	
Retirement benefit obligations	–	20.9	186.6	207.5	(viii)
Total liabilities	46,727.5	–	58.9	46,786.4	
Minority interests – non-equity	2.7	–	–	2.7	
Called up share capital	231.1	–	–	231.1	
Share premium account	54.7	–	–	54.7	
Capital redemption reserve	63.8	–	–	63.8	
Reserve for share-based payments	–	–	3.3	3.3	(ix)
Profit and loss account	1,344.6	–	(131.1)	1,213.5	(x)
Total ordinary shareholders' equity	1,694.2	–	(127.8)	1,566.4	
Total equity and liabilities	48,424.4	–	(68.9)	48,355.5	

44 Reconciliation of Group Balance Sheet at 1 January 2004 (Date of transition to IFRS) continued

Notes

i IFRS results in a number of reclassifications between balance sheet categories. For clarity, the reclassifications are shown in a separate column to the other IFRS impacts which increase or decrease net assets.

ii IFRS requires the consolidation of mortgage securitisation vehicles, compared to 'linked presentation' under UK GAAP. This results in the inclusion of securitised advances in 'Loans and advances to customers', comprising most of the increase to that category. Non-recourse finance, shown as a deduction from 'Loans and advances to customers' under UK GAAP, is included in 'Debt securities in issue' under IFRS and comprises the vast majority of the adjustment to that category. 'Due from other banks' increases due to the consolidation of bank deposits in the securitisation vehicle. 'Due to customers' decreases as loans made by the securitisation vehicle to the Group are now eliminated on consolidation.

iii IAS 17 requires the use of the pre-tax actuarial method of income recognition compared to the post-tax basis in UK GAAP. IAS 17 results in interest being recognised later than under UK GAAP. Consequently there is a reduction in the carrying value of 'Net investment in finance leases and hire purchase contracts' on first-time IFRS adoption.

iv IAS 16 and IAS 17 requires the use of straight line depreciation, compared to an annuity basis in UK GAAP. Depreciation is recognised earlier under IFRS, reducing the carrying value of 'Operating lease assets'.

v Under UK GAAP, there is a SSAP 24 prepayment in relation to the defined benefit pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different, and the prepayment is no longer applicable.

vi IAS 10 requires that dividends are not accrued until they are approved. The reduction in 'Other liabilities' is mainly due to not accruing the final dividend, which was only approved by shareholders at the AGM in May 2004.

vii The reduction in 'Deferred tax liabilities' reflects the tax impacts arising from changes to assets and liabilities on adopting IFRS for the first time.

viii IAS 19 requires that retirement benefit obligations in the defined benefit pension Scheme are included in the Group balance sheet. The Group has elected to recognise actuarial gains and losses in full immediately as permitted by the revision to IAS 19 published in December 2004. The increase of £186.6m reflects the difference between the Scheme assets (on a bid price basis) and the Scheme liabilities at 1 January 2004.

ix IFRS 2 requires that the fair value of share option awards is expensed to the income statement, with a corresponding amount recorded in the 'Reserve for share-based payments'.

x On first-time IFRS adoption, all movements in equity from UK GAAP to IFRS are posted directly to Profit and loss account reserves. The reduction of £131.1m reflects the sum of the impacts to assets and liabilities at 1 January 2004.

45 Reconciliation of Group Balance Sheet at 1 January 2005 (Implementation of IAS 32 and IAS 39)

		Effects of transition to IFRS			
	IFRS 1.1.05 (excl. IAS 32 and IAS 39) £m	Balance sheet reclassification (Note i) £m	Other effects of implementing IAS 32 and IAS 39 £m	IFRS 1.1.05 (incl. IAS 32 and IAS 39) £m	Notes
Assets					
Cash and balances with central banks	585.3	–	–	585.3	
Due from banks	1,795.6	2.7	–	1,798.3	
Trading securities	–	254.0	–	254.0	
Derivative financial instruments	–	270.2	108.5	378.7	(ii)
Loans and advances to customers	33,562.5	14.8	163.3	33,740.6	(iii)
Net investment in finance leases and hire purchase contracts	2,045.8	–	0.6	2,046.4	
Debt securities	10,523.6	(10,523.5)	(0.1)	–	(iv)
Investment securities:					
- available-for-sale	–	9,199.8	11.8	9,211.6	(v)
- held-to-maturity	–	246.7	–	246.7	(vi)
- loans and receivables	–	425.9	–	425.9	(vi)
- at fair value through profit or loss	–	466.2	7.2	473.4	(vii)
Intangible fixed assets	8.5	–	–	8.5	
Property, plant and equipment	272.5	–	–	272.5	
Operating lease assets	367.1	–	–	367.1	
Fair value macro hedge	–	–	12.8	12.8	(viii)
Other assets	93.9	–	–	93.9	
Prepayments and accrued income	465.8	(274.3)	(23.4)	168.1	(ix)
Total assets	49,720.6	82.5	280.7	50,083.8	

	IFRS 1.1.05 (excl. IAS 32 and IAS 39) £m	Effects of transition to IFRS: Balance sheet reclassification (Note i) £m	Effects of transition to IFRS: Other effects of implementing IAS 32 and IAS 39 £m	IFRS 1.1.05 (incl. IAS 32 and IAS 39) £m	Notes
Liabilities					
Due to other banks	4,651.2	34.6	(0.1)	4,685.7	
Derivative financial instruments	–	658.1	116.7	774.8	(ii)
Due to customers	24,748.4	306.1	48.0	25,102.5	(x)
Debt securities in issue	15,843.1	(220.9)	7.1	15,629.3	(xi)
Other liabilities	355.9	–	9.8	365.7	
Current tax liabilities	82.2	–	–	82.2	
Accruals and deferred income	1,032.0	(721.8)	(6.2)	304.0	(xii)
Deferred tax liabilities	163.7	–	33.4	197.1	(xiii)
Other borrowed funds	812.7	17.6	(3.8)	826.5	(xv)
Non-equity tier 1	297.2	(297.0)	(0.2)	–	
Retirement benefit obligations	87.7	–	–	87.7	
Total liabilities	48,074.1	(223.3)	204.7	48,055.5	
Minority Interests:					
Non-equity tier 1	–	310.6	–	310.6	(xv)
Other	4.8	(4.8)	–	–	(xvi)
	4.8	305.8	–	310.6	
Called up share capital	223.2	–	–	223.2	
Share premium account	66.7	–	–	66.7	
Capital redemption reserve	72.7	–	–	72.7	
Reserve for share-based payments	6.7	–	–	6.7	
Available-for-sale reserve	–	–	5.7	5.7	
Cash flow hedging reserve	–	–	14.0	14.0	
Profit and loss account	1,272.4	–	56.3	1,328.7	
Total ordinary shareholders' equity	1,641.7	–	76.0	1,717.7	(xvii)
Total equity and liabilities	49,720.6	82.5	280.7	50,083.8	

The IFRS position at 1 January 2005 (including IAS 32 and IAS 39) differs from that disclosed in the IFRS transition report of 27 May 2005 for the following items:

a) the adoption of the IAS 39 fair value option, which has increased liabilities by £8.9m, with a corresponding impact on profit and loss reserves.

b) the reclassification of non-equity tier 1 from liabilities to minority interests, and the reversal of a £2.3m fair value hedging adjustment on the instrument.

c) the re-recognition of all financial liabilities at their full contractual amount. Previously the Group utilised the transitional provisions in IFRS 1 that only required financial liabilities de-recognised after 1 January 2004 to be re-recognised. The impact of this is to increase liabilities at 1 January 2005 by £40.7m, which after tax reduces net assets by £28.5m.

Notes

i IAS 32 and IAS 39 result in a number of reclassifications between balance sheet categories. For clarity, the reclassifications are shown in a separate column to the other IAS 32 and IAS 39 impacts which increase or decrease net assets.

ii IAS 39 requires that all derivatives are measured at fair value on the balance sheet, compared to cost under UK GAAP.

iii The EIR rules in IAS 39 require that discounts and incentives, and most fees and commissions receivable and payable, are spread over the average life of the loan. Under UK GAAP, the Group's policy was to take these items to profit or loss as incurred, except for mortgage products where the customer had an obligation over a period of time to return the incentive if they redeemed the mortgage, and the early redemption fee was closely linked to the incentive cost. The impact of the EIR rules is an increase in 'Loans and advances to customers' of £142m. There is a further increase of £21m, resulting from a reduction in impairment provisions under IAS 39, which require more observable evidence of impairment before a provision is made.

iv 'Debt securities' have been reclassified to 'Investment Securities', split between 'Available-for-sale', 'Held-to-maturity', 'Loans and receivables' and 'At fair value through profit or loss', and 'Trading securities'.

v IAS 39 requires that 'Available-for-sale' financial assets are measured at fair value on the balance sheet, compared to cost under UK GAAP.

vi 'Held-to-maturity' and 'Loans and receivables' are accounted for under the IAS 39 EIR rules.

vii Certain investment securities have been designated by the Group as 'At fair value through profit or loss'. These securities are shown at fair value on the balance sheet, with subsequent changes in fair value recognised in the income statement.

viii IAS 39 permits macro-hedging of financial assets and liabilities. The resulting fair value adjustment to the underlying assets and liabilities is not allocated to individual assets and liabilities.

ix Under UK GAAP £23.3m of deferred mortgage incentives were included in 'prepayments and accrued income'. These are eliminated under IAS 39 as these incentives are accounted for as part of the EIR rules.

x The increase in amounts due to customers results from the requirement in IAS 39 to record financial liabilities at their contractual value.

xi Some debt securities in issue are fair value hedged, as permitted by IAS 39 and the Group has elected to designate some debt securities at fair value through profit or loss. The movement reflects fair value adjustments.

xii Under UK GAAP income was being deferred on a swap transaction. Under IFRS the income is recognised earlier and not deferred.

xiii The increase in 'Deferred tax liabilities' reflects the tax impacts arising from changes to assets and liabilities on adopting IAS 32 and IAS 39 for the first time.

xiv The movement in 'Other borrowed funds' reflects the retranslation of foreign currency subordinated loans and fair value hedging adjustments.

xv In accordance with IAS 32, this instrument has been reclassified within Minority interests.

xvi In accordance with IAS 32, this instrument has been reclassified to Debt securities in issue.

xvii On adoption of IAS 32 and IAS 39, all movements in equity are posted directly to reserves. The increase of £76.0m reflects the sum of the impacts to assets and liabilities at 1 January 2005.

46 Reconciliation of Profit for the Year Ended 31 December 2004

	UK GAAP Year ended 31.12.04 £m	Effect of transition to IFRS (excl. IAS 32 and IAS 39) £m	IFRS Year ended 31.12.04 £m	Note
Interest receivable and similar income	2,311.0	(10.8)	2,300.2	
Interest expense and similar charges	(1,601.9)	(7.0)	(1,608.9)	
Net interest income	709.1	(17.8)	691.3	(i)
Fee and commission income	572.2	(1.8)	570.4	
Fee and commission expense	(66.8)	(0.2)	(67.0)	
Other operating income	186.1	(0.5)	185.6	
Total non-interest income	691.5	(2.5)	689.0	
Operating income	1,400.6	(20.3)	1,380.3	
Administrative expenses:				
Core administrative expenses and strategic investment costs	(674.8)	0.1	(674.7)	
Exceptional costs arising from the rationalisation of the branch network	(9.0)	–	(9.0)	
Total administrative expenses	(683.8)	0.1	(683.7)	
Depreciation:				
On fixed assets excluding operating lease assets	(30.9)	0.8	(30.1)	
On operating lease assets	(70.5)	(2.3)	(72.8)	
	(101.4)	(1.5)	(102.9)	
Total costs	**(785.2)**	**(1.4)**	**(786.6)**	
Impairment losses on loans and advances	(59.1)	–	(59.1)	
Operating profit	556.3	(21.7)	534.6	
Profit on disposal of Group operations	52.0	–	52.0	
Profit before tax	608.3	(21.7)	586.6	
Tax	(168.1)	6.9	(161.2)	
Profit after tax	440.2	(14.8)	425.4	
Minority interests – non-equity	(2.1)	–	(2.1)	
Profit attributable to the ordinary shareholders of Alliance & Leicester plc	438.1	(14.8)	423.3	

Note

(i) The reduction in net interest income is due to the pre-tax actuarial method of income recognition under IAS 17, compared to the post-tax basis in UK GAAP. This changes the income recognition profile on finance lease assets, and the funding cost profile on finance lease liabilities.

47 Reconciliation of 31 December 2004 UK GAAP Shareholders' equity to 31 December 2004 IFRS Shareholders' equity

	£m
Reserves at 31 December 2004 (UK GAAP)	1,775.8
Reduction in profit and loss account reserves at 1 January 2004 on adoption of IFRS (See Note 44)	(131.1)
Reserve for share-based payments at 1 January 2004 on adoption of IFRS (See Note 44)	3.3
Reduction in profit after tax for 2004 on adoption of IFRS (See Note 46)	(14.8)
2003 final dividend recognised in 2004 under IFRS	(136.6)
2004 final dividend recognised in 2005 under IFRS	145.6
Increase in reserve for share-based payments during 2004	3.4
Actuarial losses on retirement benefit obligations	(5.1)
Tax on items taken directly in equity	1.5
Other	(0.3)
Reserves at 31 December 2004 (IFRS)	**1,641.7**

48 Reconciliation of Company Balance Sheet at 1 January 2004 (Date of transition to IFRS)

		Effects of transition to IFRS			
	UK GAAP 31.12.03 £m	Balance sheet reclassification (Note i) £m	Other effects of IFRS £m	IFRS 1.1.04 £m	Notes
Assets					
Cash and balances with central banks	57.7	26.4	–	84.1	
Treasury bills and other eligible bills	117.0	–	–	117.0	
Due from banks	3,292.6	(26.4)	–	3,266.2	
Loans and advances to customers:	31,232.2	–	–	31,232.2	
Securitised advances	130.0	–	(130.0)	–	(ii)
Less: non-recourse finance	(127.3)	–	127.3	–	(ii)
	31,234.9	–	(2.7)	31,232.2	
Debt securities	10,354.4	–	–	10,354.4	
Shares in Group undertakings	709.1	–	–	709.1	
Property, plant and equipment	170.5	–	–	170.5	
Operating lease assets	–	–	13.4	13.4	(iv)
Deferred tax assets	–	12.3	82.5	94.8	(vii)
Other assets	246.7	(12.3)	(100.1)	134.3	(ii,iii)
Prepayments and accrued income	365.7	–	(91.3)	274.4	(v)
Total assets	46,548.6	–	(98.2)	46,450.4	
Liabilities					
Due to other banks	7,480.8	–	–	7,480.8	
Due to customers	20,853.5	–	–	20,853.5	
Debt securities in issue	14,828.9	–	–	14,828.9	
Other liabilities	556.0	(17.6)	(134.9)	403.5	(vi)
Current tax liabilities	–	17.6	–	17.6	
Accruals and deferred income	765.2	–	8.0	773.2	(ix)
Provisions for liabilities and charges	20.9	(20.9)	–	–	
Other borrowed funds	812.1	–	–	812.1	
Retirement benefit obligations	–	20.9	186.6	207.5	(viii)
Total liabilities	45,317.4	–	59.7	45,377.1	
Called up share capital	231.1	–	–	231.1	
Share premium account	54.7	–	–	54.7	
Capital redemption reserve	63.8	–	–	63.8	
Reserve for share-based payments	–	–	3.3	3.3	(ix)
Profit and loss account	881.6	–	(161.2)	720.4	(x)
Total ordinary shareholders' equity	1,231.2	–	(157.9)	1,073.3	
Total equity and liabilities	46,548.6	–	(98.2)	46,450.4	

Notes

i IFRS results in a number of reclassifications between balance sheet categories. For clarity, the reclassifications are shown in a separate column to the other IFRS impacts which increase or decrease net assets.

ii IFRS requires the consolidation of mortgage securitisation vehicles, compared to 'linked presentation' under UK GAAP.

iii IAS 10 requires that dividends are not accrued until they are approved. The reduction in 'Other assets' is mainly due to not having a dividend debtor for dividends due from Group undertakings.

iv Under IAS 17 land leases are now normally treated as operating lease assets.

v Under UK GAAP, there is a SSAP 24 prepayment in relation to the defined benefit pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different, and the prepayment is no longer applicable.

vi IAS 10 requires that dividends are not accrued until they are approved. The reduction in 'Other liabilities' is mainly due to not accruing the final dividend, which was only approved by shareholders at the AGM in May 2004.

vii The increase in 'Deferred tax assets' reflects the tax impacts arising from changes to assets and liabilities on adopting IFRS for the first time.

viii IAS 19 requires that retirement benefit obligations in the defined benefit pension scheme are included in the Company balance sheet. The Company has elected to recognise actuarial gains and losses in full immediately as permitted by the revision to IAS 19 published in December 2004. The increase of £186.6m reflects the difference between the scheme assets (on a bid price basis) and the scheme liabilities at 1 January 2004.

ix IFRS 2 requires that the fair value of share option awards is expensed to the income statement, with a corresponding amount recorded in the 'Reserve for share-based payments'.

x On first-time IFRS adoption, all movements in equity from UK GAAP to IFRS are posted directly to Profit and loss account reserves. The reduction of £161.2m reflects the sum of the impacts to assets and liabilities at 1 January 2004.

49 Reconciliation of Company Balance Sheet at 1 January 2005 (Implementation of IAS 32 and IAS 39)

	Effects of transition to IFRS				
	IFRS 1.1.05 (excl. IAS 32 and IAS 39) £m	Balance sheet reclassification (Note i) £m	Other effects of implementing IAS 32 and IAS 39 £m	IFRS 1.1.05 (incl. IAS 32 and IAS 39) £m	Notes
Assets					
Cash and balances with central banks	100.3	–	–	100.3	
Due from banks	2,074.0	4.4	0.1	2,078.5	
Trading securities	–	254.0	–	254.0	
Derivative financial instruments	–	285.6	149.7	435.3	(ii)
Loans and advances to customers	34,739.7	42.4	177.3	34,959.4	(iii)
Debt securities	9,811.6	(9,811.6)	–	–	(iv)
Investment securities:					
– available-for-sale	–	8,912.8	11.8	8,924.6	(v)
– held-to-maturity	–	246.7	–	246.7	(vi)
– loans and receivables	–	–	–	–	(vi)
– at fair value through profit or loss	–	466.2	7.2	473.4	(vii)
Shares in Group undertakings	739.1	–	–	739.1	
Intangible fixed assets	2.6	–	–	2.6	
Property, plant and equipment	162.3	–	–	162.3	
Operating lease assets	13.4	–	–	13.4	
Deferred tax assets	64.8	–	(41.6)	23.2	(xiii)
Other assets	105.1	–	–	105.1	
Prepayments and accrued income	370.5	(317.6)	(23.3)	29.6	(ix)
Total assets	48,183.4	82.9	281.2	48,547.5	
Liabilities					
Due to other banks	7,395.3	39.8	–	7,435.1	
Derivative financial instruments	–	661.8	133.5	795.3	(ii)
Due to customers	21,391.3	272.6	43.8	21,707.7	(x)
Debt securities in issue	15,733.5	(229.6)	3.7	15,507.6	(xi)
Fair value macro hedge	–	–	1.2	1.2	(viii)
Other liabilities	412.4	3.9	8.5	424.8	
Current tax liabilities	10.6	–	–	10.6	
Accruals and deferred income	969.8	(696.8)	(3.5)	269.5	(xii)
Deferred tax liabilities	–	–	–	–	
Other borrowed funds	812.7	17.6	(3.8)	826.5	(xiv)
Non-equity tier 1	297.2	(297.0)	(0.2)	–	(xv)
Retirement benefit obligations	87.7	–	–	87.7	
Total liabilities	47,110.5	(227.7)	183.2	47,066.0	
Minority interests – non equity tier 1 security	–	310.6	–	310.6	(xv)
Called up share capital	223.2	–	–	223.2	
Share premium account	66.7	–	–	66.7	
Capital redemption reserve	72.7	–	–	72.7	
Reserve for share-based payments	6.7	–	–	6.7	
Available-for-sale reserve	–	–	5.7	5.7	
Cash flow hedging reserve	–	–	16.4	16.4	
Profit and loss account	703.6	–	75.9	779.5	
Total ordinary shareholders' equity	1,072.9	–	98.0	1,170.9	(xvi)
Total equity and liabilities	48,183.4	82.9	281.2	48,547.5	

Notes

i IAS 32 and IAS 39 result in a number of reclassifications between balance sheet categories. For clarity, the reclassifications are shown in a separate column to the other IAS 32 and IAS 39 impacts which increase or decrease net assets.

ii IAS 39 requires that all derivatives are measured at fair value on the balance sheet, compared to cost under UK GAAP.

iii The EIR rules in IAS 39 require that discounts and incentives, and most fees and commissions receivable and payable, are spread over the average life of the loan. Under UK GAAP, the Company's policy was to take these items to profit or loss as incurred, except for mortgage products where the customer had an obligation over a period of time to return the incentive if they redeemed the mortgage, and the early redemption fee was closely linked to the incentive cost. The impact of the EIR rules is an increase in 'Loans and advances to customers' of £157m. There is a further increase of £21m, resulting from a reduction in impairment provisions under IAS 39, which require more observable evidence of impairment before a provision is made.

iv 'Debt securities' have been reclassified to 'Investment Securities', split between 'Available-for-sale', 'Held-to-maturity', 'Loans and receivables' and 'At fair value through profit or loss', and 'Trading securities'.

v IAS 39 requires that 'Available-for-sale' financial assets are measured at fair value on the balance sheet, compared to cost under UK GAAP.

vi 'Held-to-maturity' and 'Loans and receivables' are accounted for under the IAS 39 EIR rules.

vii Certain investment securities have been designated by the Company as 'At fair value through profit or loss'. These securities are shown at fair value on the balance sheet, with subsequent changes in fair value recognised in the income statement.

viii IAS 39 permits macro-hedging of financial assets and liabilities. The resulting fair value adjustment to the underlying assets and liabilities is not allocated to individual assets and liabilities.

ix Under UK GAAP £23.3m of deferred mortgage incentives were included in 'prepayments and accrued income'. These are eliminated under IAS 39 as these incentives are accounted for as part of the EIR rules.

x The increase in amounts due to customers results from the requirement in IAS 39 to record financial liabilities at their contractual value.

xi Some debt securities in issue are fair value hedged, as permitted by IAS 39 and the Company has elected to designate some debt securities at fair value through profit or loss. The movement reflects fair value adjustments.

xii Under UK GAAP income was being deferred on a swap transaction. Under IFRS the income is recognised earlier and not deferred.

xiii The decrease in 'Deferred tax assets' reflects the tax impacts arising from changes to assets and liabilities on adopting IAS 32 and IAS 39 for the first time.

xiv The movement in 'Other borrowed funds' reflects the retranslation of foreign currency subordinated loans and fair value hedging adjustments.

xv In accordance with IAS 32, this instrument has been reclassified within Minority interests.

xvi On adoption of IAS 32 and IAS 39, all movements in equity are posted directly to reserves. The increase of £98.0m reflects the sum of the impacts to assets and liabilities at 1 January 2005.

50 Restatement of Consolidated Cash Flow Statement on adoption of IFRS

The presentation of the cash flow statement as specified by IAS 7 differs from UK GAAP requirements. A number of items have been reclassified, but there is no impact on cash flows. There is no change to the level of Cash and cash equivalents at either the start or end of the year.

51 FRS 13 comparatives for 2004

Information on 2005 risk management is given in Notes 2 and 3. Comparatives have not been disclosed for some of these disclosures made under IAS 32. The information below is based on the UK GAAP requirements within FRS 13. The figures differ from the 2004 balance sheet as they have been prepared under UK GAAP.

The information below compares the book and fair values of some of the Group's financial instruments by category at the balance sheet date. Where available, market prices have been used to determine fair values. Where market prices are not available, fair values have been calculated for options by using option-pricing models and for other financial instruments by discounting cash flows at prevailing interest and exchange rates. Minor changes in assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of sale. However, in many cases, the Group intends to realise assets through collection over time.

	Group 2004 Carrying value £m	Group 2004 Fair value £m
Primary non-trading financial instruments:		
Assets		
Cash and balances at central banks	536.3	536.5
Debt securities	10,270.3	10,283.4
Liabilities		
Debt securities in issue	(15,747.3)	(15,961.4)
Subordinated liabilities	(812.7)	(992.7)
Off balance sheet and similar instruments	46.3‡	(390.9)‡
Other	-	1.0

The table excludes certain financial assets and liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. Thus it excludes mortgages, leases, personal loans and retail savings accounts whose book and fair values differ.

‡ These figures represent accrued interest at the year end.

The Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, caps, collars and floors, futures and forward rate agreements;
- Transactional currency exposures – using spot and forward foreign exchange transactions.

51 FRS 13 comparatives for 2004 continued

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

			Group 2004
	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains/(losses) on hedges at 1 January 2004	194.5	(591.3)	(396.8)
(Gains)/losses arising in previous years that were recognised in the year	(22.5)	178.9	156.4
Gains/(losses) arising before 1 January 2004 that were not recognised in the year	172.0	(412.4)	(240.4)
Gains/(losses) arising in the year that were not recognised in the year	(1.6)	(195.2)	(196.8)
Unrecognised gains/(losses) on hedges at 31 December 2004	170.4	(607.6)	(437.2)
Of which:			
Gains/(losses) expected to be recognised in the next year	55.4	(241.8)	(186.4)
Gains/(losses) expected to be recognised after the next financial year	115.0	(365.8)	(250.8)

The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

The following table provides a summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2004. Assets and liabilities have been allocated to time bands by reference to the earlier of the next interest rate reset date and the contractual maturity date. The table takes account of derivative financial interests whose effect is to alter the interest basis of Group assets and liabilities.

The trading book and non-interest bearing balances have been included in a separate column.

	1 month to 3 months £m	3 months to 6 months £m	6 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Loans and advances to banks	1,729	10	9	–	–	513	2,261
Loans and advances to customers	21,975	1,468	3,849	7,567	738	(18)	35,579
Debt securities	9,158	353	190	249	258	316	10,524
Other assets	70	20	37	166	26	1,284	1,603
Total assets	32,932	1,851	4,085	7,982	1,022	2,095	49,967
Liabilities							
Deposits by banks	3,011	773	762	–	–	3	4,549
Customer accounts	19,102	889	1,406	183	67	3,108	24,755
Debt securities in issue	11,655	2,145	908	963	75	1	15,747
Other liabilities	79	2	–	–	–	1,949	2,030
Subordinated liabilities	–	–	–	275	842	(7)	1,110
Shareholders' funds	–	–	–	–	–	1,776	1,776
Total liabilities	33,847	3,809	3,076	1,421	984	6,830	49,967
Off-balance sheet items	(1,851)	4,875	(1,103)	(2,987)	1,066	–	–
Interest rate sensitivity gap	**(2,766)**	**2,917**	**(94)**	**3,574**	**1,104**	**(4,735)**	**–**
Cumulative gap at 31 December 2004	**(2,766)**	**151**	**57**	**3,631**	**4,735**	**–**	**–**

1. Business Volumes and Market Shares

Retail banking

		Year ended 31.12.05	Year ended 31.12.04
Residential Mortgages			
Gross lending	£bn	**11.1**	8.7
Net lending	£bn	**4.9**	2.5
Mortgage balances	£bn	**33.1**	28.2
Savings			
Personal customer deposit balances	£bn	**20.6**	19.9
Current Accounts			
New accounts opened	'000	**254**	228
Total number of active accounts	m	**1.52**	1.44
Personal Unsecured Loans			
Gross advances	£bn	**2.5**	2.3
Balances	£bn	**3.5**	3.1
Residential Mortgages (Note 1)			
Share of gross lending	%	**3.8**	3.0
Share of net lending	%	**5.4**	2.4
Share of mortgage balances	%	**3.4**	3.2
Savings (Notes 2 and 3)			
Share of new business	%	**4.4**	3.8
Share of household liquid assets	%	**2.2**	2.3
Current Accounts (Note 2)			
Share of new accounts opened	%	**4.1**	3.9
Share of total number of accounts	%	**2.9**	2.8
Personal Unsecured Loans (Note 4)			
Share of gross advances	%	**6.7**	6.1
Share of balances	%	**5.2**	4.8

Notes: Market shares calculated using the following sources:

(Note 1) Bank of England.
(Note 2) Estimate based on CACI data.
(Note 3) UK Household Liquid Assets – ONS Financial statistics series NNMQ – X.
(Note 4) Estimate based on Major British Banking Group personal loans data.

Commercial banking

		Year ended 31.12.05	Year ended 31.12.04
Money Transmission			
Sales of cash to financial institutions	£bn	**65.6**	53.4
Cash handled	£bn	**64.0**	58.8
Lending			
Balances	£bn	**5.5**	4.6
Business Banking			
New accounts opened	'000	**24.3**	16.4
Total number of active accounts	'000	**67.0**	55.1

2. Residential Mortgage Arrears

At 31 December 2005:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
2.5 – 10%	**2,436**	**0.52**	**91.7**	**0.27**	**4,068**	**0.75**
10%+	**528**	**0.11**	**12.5**	**0.04**	**2,934**	**0.14**
Repossession stock	**26**	**0.01**	**1.7**	**0.01**	**183**	**0.04**
Total	**2,990**	**0.64**	**105.9**	**0.32**	**7,185**	**0.93**

At 31 December 2004:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
2.5 – 10%	2,485	0.55	87.9	0.31	3,888	0.65
10%+	527	0.12	12.8	0.04	2,932	0.12
Repossession stock	36	0.01	1.5	0.01	159	0.02
Total	3,048	0.68	102.2	0.36	6,979	0.79

3. Residential Lending by Type of Borrower (by value)

	Year ended 31.12.05	Year ended 31.12.04
Borrower type:	**%**	%
First time buyer	**28**	15
Next time buyer	**25**	20
Remortgage	**41**	58
Further advances	**6**	7
	100	100

4. Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2005 was £5.5bn and is included in the following balance sheet headings:

	As at 31.12.05 £m	As at 31.12.04 £m
Loans and advances to banks	**–**	12
Loans and advances to customers:		
Secured commercial loans	**2,182**	1,436
Unsecured commercial loans	**842**	765
Net investment in finance leases and hire purchase contracts	**2,146**	2,046
Operating lease assets	**364**	367
	5,534	4,626

5. Reconciliation of IFRS Statutory Results to IFRS Proforma Results for the Year Ended 31 December 2004

	Notes	IFRS (excl. IAS 32 and IAS 39) Year ended 31.12.04 £m	Effect of Proforma IAS 32 and IAS 39 adjustments £m	IFRS Proforma Year ended 31.12.04 £m
Interest receivable and similar income	1,2	2,300.2	(26.1)	2,274.1
Interest expense and similar charges	2	(1,608.9)	71.2	(1,537.7)
Net interest income		691.3	45.1	736.4
Fee and commission income	3	570.4	(58.4)	512.0
Fee and commission expense	4	(67.0)	23.2	(43.8)
Gains/(losses) from fair value accounting volatility		n/a	n/a	n/a
Other operating income	5	185.6	(16.6)	169.0
Total non-interest income		689.0	(51.8)	637.2
Operating income		1,380.3	(6.7)	1,373.6
Administrative expenses:				
Core administrative expenses and strategic investment costs		(674.7)	–	(674.7)
Exceptional costs arising from the rationalisation of the branch network		(9.0)	–	(9.0)
Total administrative expenses		(683.7)	–	(683.7)
Depreciation:				
On fixed assets excluding operating lease assets		(30.1)	–	(30.1)
On operating lease assets		(72.8)	–	(72.8)
		(102.9)	–	(102.9)
Total costs		(786.6)	–	(786.6)
Impairment losses on loans	6	(59.1)	12.6	(46.5)
Operating profit		534.6	5.9	540.5
Profit on disposal of Group operations		52.0	–	52.0
Profit on ordinary activities before tax		586.6	5.9	592.5
Tax on profit on ordinary activities		(161.2)	2.3	(158.9)
Profit on ordinary activities after tax		425.4	8.2	433.6
Minority interests – non-equity	7	(2.1)	(11.6)	(13.7)
Profit attributable to the ordinary shareholders of Alliance & Leicester plc		423.3	(3.4)	419.9

Notes

1. Interest receivable increased by £38m due to the IAS 39 Effective Interest Rate (EIR) rules, which require that interest discounts, cashbacks and fees should be recognised on a level yield basis over the loan life, through net interest income. The main impacts are on residential mortgages and commercial loans.

2. The proforma results differ from those published in our restatement of results on an IFRS basis, issued on 27 May 2005. Interest expense and similar charges has reduced by £14m, with an increase in profit attributable to minority interests of £14m (see Note 7 below). This change results from the change in accounting treatment for non-equity tier 1 as disclosed in our pre-close statement on 2 December 2005. In addition, interest receivable and interest payable have both been reduced by £64m due to a reclassification arising during the implementation of IFRS, with no overall impact on net interest income. Interest payable also increased by £7m due to other IAS 39 adjustments.

3. Where fees charged on loans are integral to the loan yield, they are reclassified to net interest income, in accordance with the IAS 39 EIR rules.

4. Fees paid as a result of originating loans are reclassified from fees payable to net interest income, in accordance with the IAS 39 EIR rules.

5. The reduction in other operating income results from the requirement to record financial liabilities at their contractual value.

6. IAS 39 requires a different basis to UK GAAP for calculating impairment charges. Within the reduction is £4m in respect of residential mortgages. The residential mortgage loss charge under UK GAAP for 2004 was affected by the termination of the Group's offshore captive insurance subsidiary which increased the charge by £8m. Under IFRS the termination would not have affected the charge. This is partly offset by a general provision release of £4m under UK GAAP which would not have existed under IFRS. The impairment charge for personal loans and current accounts is £10m lower, and the charge for Wholesale Banking is £1m higher, under IFRS.

7. The £14m minority interest in the proforma results relates to the coupon accrued on the non-equity tier 1, issued in March 2004.

Consolidated Income Statement 5 Year Summary

For the year ended 31 December	2005 IFRS £m	2004 IFRS proforma £m	2003 UK GAAP £m	2002 UK GAAP £m	2001 UK GAAP £m
Interest receivable and similar income	**2,576.1**	2,274.1	1,869.3	1,840.5	2,154.0
Interest expense and similar charges	**(1,825.1)**	(1,537.7)	(1,131.4)	(1,083.1)	(1,386.2)
Net interest income	**751.0**	736.4	737.9	757.4	767.8
Fee and commission income	**508.8**	512.0	563.0	530.0	497.7
Fee and commission expense	**(32.4)**	(43.8)	(112.4)	(109.3)	(109.4)
Gains/(losses) from fair value accounting volatility	**(1.0)**	n/a	n/a	n/a	n/a
Other operating income	**160.5**	169.0	184.6	163.1	119.8
Total non-interest income	**635.9**	637.2	635.2	583.8	508.1
Operating income	**1,386.9**	1,373.6	1,373.1	1,341.2	1,275.9
Administrative expenses:					
Core administrative expenses and strategic investment costs	**(660.7)**	(674.7)	(696.1)	(707.7)	(731.2)
Exceptional costs arising from the rationalisation of the branch network	**-**	(9.0)	-	-	-
Total administrative expenses	**(660.7)**	(683.7)	(696.1)	(707.7)	(731.2)
Depreciation and amortisation:					
On fixed assets excluding operating lease assets	**(31.2)**	(30.1)	(35.4)	(33.7)	(36.9)
On operating lease assets	**(74.0)**	(72.8)	(56.2)	(61.6)	(48.0)
	(105.2)	(102.9)	(91.6)	(95.3)	(84.9)
Total costs	**(765.9)**	(786.6)	(787.7)	(803.0)	(816.1)
Impairment losses on loans and advances	**(73.9)**	(46.5)	(60.7)	(69.9)	(63.4)
Operating profit	**547.1**	540.5	524.7	468.3	396.4
Profit on disposal of Group operations	**-**	52.0	-	-	-
Profit on ordinary activities before tax	**547.1**	592.5	524.7	468.3	396.4
Tax on profit on ordinary activities	**(140.2)**	(158.9)	(145.5)	(128.0)	(112.0)
Profit on ordinary activities after tax	**406.9**	433.6	379.2	340.3	284.4
Profit attributable to minority interests:					
Non-equity tier 1	**17.5**	13.7	n/a	n/a	n/a
Other minority interests	**-**	-	1.2	0.7	0.3
Profit attributable to the ordinary shareholders' of Alliance & Leicester plc	**389.4**	419.9	378.0	339.6	284.1
Earnings per share					
Basic earnings per ordinary share	**86.9p**	91.8p	79.0p	68.0p	56.4p
Diluted earnings per ordinary share	**86.5p**	91.4p	78.5p	67.4p	56.0p

The 2004 results are presented on an IFRS proforma basis as described on page 90. The results for 2001-2003 are on a UK GAAP basis and not directly comparable with the 2004 and 2005 results. An explanation of the differences between IFRS and UK GAAP is set out in Notes 44-49 on pages 81 to 87.

Consolidated Balance Sheet 5 Year Summary

	2005 IFRS £m	1 January 2005 IFRS £m	2003 UK GAAP £m	2002 UK GAAP £m	2001 UK GAAP £m
Assets					
Cash and balances with central banks	**1,704.6**	585.3	494.0	298.1	219.1
Treasury bills and other eligible bills	**17.1**	–	117.0	239.4	279.6
Due from banks	**2,524.5**	1,798.3	3,186.7	813.1	1,719.8
Items in the course of collection from other banks	**–**	–	125.0	147.1	171.5
Trading securities	**306.3**	254.0	–	–	–
Derivative financial instruments	**570.8**	378.7	–	–	–
Loans and advances to customers:	**40,093.8**	33,740.6	29,798.9	27,296.9	25,863.9
Securitised advances	**n/a**	n/a	130.0	163.2	204.5
Less: non-recourse finance	**n/a**	n/a	(127.3)	(159.3)	(199.6)
	40,093.8	33,740.6	29,801.6	27,300.8	25,868.8
Net investment in finance leases and hire purchase contracts	**2,146.3**	2,046.4	1,975.8	1,591.0	1,512.8
Debt securities	**n/a**	n/a	11,491.5	9,501.5	8,210.5
Investment securities					
– available-for-sale	**9,817.8**	9,211.6	n/a	n/a	n/a
– held-to-maturity	**342.5**	246.7	n/a	n/a	n/a
– loans and receivables	**150.3**	425.9	n/a	n/a	n/a
– at fair value through profit or loss	**331.0**	473.4	n/a	n/a	n/a
Intangible fixed assets	**18.6**	8.5	3.0	3.5	2.8
Property, plant and equipment	**262.4**	272.5	280.9	304.5	302.0
Operating lease assets	**364.4**	367.1	374.7	369.0	340.3
Fair value macro hedge	**59.8**	12.8	n/a	n/a	n/a
Other assets	**218.6**	93.9	171.5	355.0	219.2
Prepayments and accrued income	**53.2**	168.1	402.7	325.6	281.0
Long term assurance business attributable to shareholders	**–**	–	–	–	82.8
	58,982.0	50,083.8	48,424.4	41,248.6	39,210.2
Long term assurance assets attributable to policyholders	**–**	–	–	–	230.3
Total assets	**58,982.0**	50,083.8	48,424.4	41,248.6	39,440.5
Liabilities					
Due to other banks	**6,566.6**	4,685.7	5,040.2	2,701.6	1,991.2
Items in the course of transmission to other banks	**–**	–	214.9	289.7	231.0
Derivative financial instruments	**410.4**	774.8	–	–	–
Due to customers	**26,437.8**	25,102.5	24,239.2	22,360.1	22,099.8
Debt securities in issue	**21,405.3**	15,629.3	14,853.7	12,103.8	11,053.9
Other liabilities	**329.7**	365.7	466.7	564.1	548.4
Current tax liabilities	**52.9**	82.2	–	–	–
Accruals and deferred income	**261.8**	304.0	859.8	715.4	735.5
Deferred tax liabilities	**259.8**	197.1	–	–	–
Provisions for liabilities and charges	**–**	–	240.9	182.7	181.4
Other borrowed funds	**939.1**	826.5	812.1	609.9	609.5
Retirement benefit obligations	**106.9**	87.7	n/a	n/a	n/a
Total liabilities	**56,770.3**	48,055.5	46,727.5	39,527.3	37,450.7
Minority interests:					
Non-equity tier 1	**310.6**	310.6	n/a	n/a	n/a
Other	**–**	–	2.7	1.5	0.8
	310.6	310.6	2.7	1.5	0.8
Called up share capital	**224.4**	223.2	231.1	242.0	252.5
Share premium account	**85.1**	66.7	54.7	38.5	25.1
Capital redemption reserve	**73.0**	72.7	63.8	51.5	40.1
Reserve for share-based payments	**13.8**	6.7	n/a	n/a	n/a
Available-for-sale reserve	**5.8**	5.7	n/a	n/a	n/a
Cash flow hedging reserve	**22.5**	14.0	n/a	n/a	n/a
Profit and loss account	**1,476.5**	1,328.7	1,344.6	1,387.8	1,441.0
Total ordinary shareholders' equity	**1,901.1**	1,717.7	1,694.2	1,719.8	1,758.7
	58,982.0	50,083.8	48,424.4	41,248.6	39,210.2
Long term assurance liabilities to policyholders	**–**	–	–	–	230.3
Total equity and liabilities	**58,982.0**	50,083.8	48,424.4	41,248.6	39,440.5

Shareholder Information

Shareholder analysis as at 31 December 2005

	No. of holders*	Percentage of total holders	No. of shares	Percentage of ordinary share capital
Shareholding range:				
1 – 250	551,578	89.82	133,043,221	29.64
251 – 500	46,772	7.62	21,899,810	4.88
501 – 10,000	15,030	2.45	18,904,628	4.21
10,001 – 50,000	309	0.05	7,489,414	1.67
50,001 – 100,000	114	0.02	8,404,369	1.87
100,001 and over	275	0.04	259,141,089	57.73
	614,078	100.00	448,882,531	100.00

Classification of shareholders

Personal holders **	175.6m	39.1
Institutional holders	273.2m	60.9

* Includes those holders whose shares are held in the 'Alliance & Leicester ShareSafe' nominee account.

** *Includes private shareholdings, ShareSafe and shares held in Private Client Accounts by institutional investors.*

Financial Calendar

Ex dividend date for final dividend	Wednesday 5 April 2006
Record date for final dividend	Friday 7 April 2006
Annual General Meeting	Tuesday 2 May 2006
Payment date for final dividend	Monday 8 May 2006
Provisional date for interim results to be announced	Friday 28 July 2006
Provisional ex dividend date for interim dividend	Wednesday 6 September 2006
Provisional record date for interim dividend	Friday 8 September 2006
Provisional payment date for interim dividend	Monday 9 October 2006
Provisional date for preliminary results 2006 to be announced	Wednesday 21 February 2007

Dividends

Interim dividend 2004	15.7p
Final dividend 2004	32.6p
Interim dividend 2005	16.8p
Proposed final dividend 2005	34.7p

Registrar

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 OLA
Tel: 0870 607 0414

Alliance & Leicester Share Dealing Service

Barclays Stockbrokers Limited
Tay House
300 Bath Street
Glasgow G2 4LH
Tel: 0870 516 8352

The paper used throughout this report is made from 100% de-inked post-consumer waste. The manufacturers of the paper are accredited with both ISO 9002 Quality Assurance and ISO Environmental

Alliance

Alliance & Leicester plc
Registered Office:
Carlton Park, Narborough
Leicester LE19 0AL
Company No: 3263713